Form 20-F
period 2010-12-31
NiMin Energy Corp.
filed 2011-05-17
CIK 1404636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________
For the transition period from ________________________ to ________________________
Commission file number 000-54162
NiMin Energy Corp.
(Exact name of Registrant as specified in its charter)
Canada
(Jurisdiction of incorporation or organization)
1160 Eugenia Place, Suite 100, Carpinteria, California USA 93013
(Address of principal executive offices)
Jonathan S. Wimbish, Chief Financial Officer
Tel: 805.566.2900
Fax: 805.566.2917
1160 Eugenia Place, Suite 100
Carpinteria, California 93013
United States of America
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	TSX, OTC-BB and OTCQX

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Shares, no par value

(Title of Class)

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the fiscal year ended December 31, 2010: 61,690,977

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
     ☐ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17 ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes ☐ No

NIMIN ENERGY CORP.
FORM 20-F ANNUAL REPORT

INTRODUCTION
NiMin Energy Corp. (the “Company” or “NiMin”) was incorporated under the name NiMin Capital Corp. under the Business Corporations Act (Alberta) on May 31, 2007. The Company changed its name to NiMin Energy Corp. on September 3, 2009. In this annual report on Form 20-F (“Annual Report”), the “Company”, “NiMin”, “NiMin Energy”, “we”, “our”, and “us” refer to NiMin Energy Corp. and its subsidiary (unless the context otherwise requires). We refer you to the documents filed as exhibits hereto for more complete information than may be contained in this Annual Report. Our principal corporate offices are located at 1160 Eugenia Place, Suite 100, Carpinteria, California, 93013 USA. Our telephone number is (805) 566-2900.
You may obtain copies of our filing with the SEC by accessing the SEC’s website located at www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR and you may access our reports filed on SEDAR by accessing the website www.sedar.com. You may also access our filings on our website at www.niminenergy.com.
Business of NiMin Energy Corp.
The Company’s principal business is conducted through its wholly owned subsidiary, Legacy Energy, Inc. (“Legacy”), a Delaware corporation. Legacy is engaged in the exploration, development, and production of crude oil and natural gas properties in the States of California, Louisiana and Wyoming.
Financial and Other Information
In this Annual Report, unless otherwise specified, all dollar amounts are expressed in US Dollars (“$”). In this Annual Report, when we provide information as of the date of this Annual Report, we mean as of May 16, 2011.
Note Regarding Forward-Looking Information
This Annual Report on Form 20-F contains certain forward-looking information, which is based upon the current internal expectations, estimates, projections, assumptions and beliefs of NiMin, as of the date of such statements or information. Words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur, are intended to identify forward-looking information. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur. Such forward looking information in this Annual Report speaks only as of the date of this Annual Report.
Although NiMin believes that the expectations reflected in the forward looking information are reasonable, there can be no assurance that such expectations will prove to be correct. NiMin cannot guarantee future results, levels of activity, performance or achievements. Some of the risks and other factors, some of which are beyond the control of NiMin which could cause results to differ materially from those expressed in the forward-looking information contained in this Annual Report, include, but are not limited to:
•	general economic conditions in the United States, Canada and globally;

•	industry conditions, including fluctuations in the price of oil and natural gas;

•	liabilities inherent in oil and natural gas operations;

•	governmental regulation of the oil and gas industry, including environmental regulation;

•	geological, technical, drilling and processing problems and other difficulties in producing reserves;

•	fluctuations in foreign exchange or interest rates;

•	failure to realize anticipated benefits of acquisitions;

•	unanticipated operating events which can reduce production or cause production to be shut in or delayed;

•	failure to obtain industry partner and other third-party consents and approvals, when required;

•	competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;

•	competition for and/or inability to retain drilling rigs and other services;

•	the availability of capital on acceptable terms;

•	the need to obtain required approvals from regulatory authorities; and

•	the other factors disclosed under the heading Item 3.D — Risk Factors in this Annual Report.

The above summary of assumptions and risks related to forward-looking information has been provided in this Annual Report in order to provide readers with a more complete perspective on the future operations of the Company. Readers are cautioned that this information may not be appropriate for other purposes. The forward-looking information contained in this Annual Report is expressly qualified by the cautionary statements provided for herein. NiMin is not under any duty to update any of the forward-looking information after the date of this Annual Report or to conform such statements or information to actual results or to changes in the expectations of NiMin except as otherwise required by applicable laws.

GLOSSARY OF TERMS
In this document, unless the context otherwise requires, the following terms shall have the meaning set out below:
“AcquisitionCo” means NiMin Merger Co., a wholly-owned subsidiary of NiMin incorporated under the laws of the State of Delaware solely for the purpose of effecting the Reverse Triangular Merger in connection with the Merger Transaction.
“Acquisition” means the Merger Transaction.
“Board” means the board of directors of NiMin.
“CAA” means the U.S. federal Clean Air Act.
“Canadian Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended.
“Capital Pool Company” has the meaning ascribed thereto in the TSXV Policies.
“CERCLA” means the U.S. federal Comprehensive Environmental Response, Compensation and Liability Act.
“Cdn$” means Canadian dollars, the lawful currency of Canada.
“CMD” means Combined Miscible Drive For Heavy Oil Production, NiMin’s patented process for the extraction of heavy oil.
“CMD Project” means the EOR pilot project designed and implemented by NiMin for use in the Santa Margarita Formation, which utilizes CMD.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Common Shares” means the common stock in the capital of the Company subsequent to the completion of the Consolidation.
“Common Stock” means shares of common stock in the capital of Legacy.
“Computershare” means Computershare Trust Company of Canada.
“Consolidation” means the consolidation of common stock of NiMin based on the Consolidation Ratio.
“Consolidation Ratio” means the consolidation of the Preconsolidated Shares on the basis of one new Common Share for each three existing Preconsolidated Shares.
“Crude Oil Purchase Contract” means the crude oil purchase contract entered into by Legacy and Plains.
“Coastline JV” means the joint venture agreement entered into by Legacy and Coastline Energy Corporation.
“CWA” means the U.S. federal Water Pollution Control Act, also known as the Clean Water Act.
“Deep Stevens Prospect” means the oil and natural gas exploration project identified by the Company, situated within the Pleito Creek Field, at an approximate depth of 16,000 feet.
“DD&A” means depreciation, depletion, amortization and accretion expense.
“Direct Share Exchange” means the exchange of Common Stock for Common Shares, immediately prior to the Reverse Triangular Merger and pursuant to the Share Exchange Agreement.
“DOGGR” means the California Division of Oil, Gas and Geothermal Resources.

“EPA” means the U.S. Environmental Protection Agency.
“Exxon” means Exxon Corporation, the successor company to Humble Oil & Refining Company.
“EOR” means the enhanced oil recovery system used in the CMD Project.
“FERC” means the United States Federal Energy Regulatory Commission.
“G&A” means general and administrative expenses.
“Huddleston” means Huddleston & Co., Inc., petroleum and geological engineers of Houston, Texas.
“IHS” means IHS Inc., formerly known as “Information Handling Services”, a publicly traded business information services company providing, among other things, industry data and technical documents, to clients in the energy, environmental and other business sectors.
“IPO” means the initial public offering of NiMin completed on November 7, 2007, pursuant to a Capital Pool Company prospectus filed in the provinces of Alberta, British Columbia and Ontario, in connection with the issuance of 1,200,000 Preconsolidated Shares at a per share price of Cdn$0.25 for gross proceeds of Cdn$300,000.
“IPO Escrow Agreement” means the escrow agreement dated September 27, 2007, among NiMin, Computershare as depositary, and the founding shareholders of NiMin.
“Krotz Springs Field” means the Krotz Springs oil field located in St. Landry Parish, Louisiana, in which the Company has a 48.25% working interest.
“Legacy” means Legacy Energy, Inc.
“Lender” means CLMG Corp., an administrative agent, and Beal Bank Nevada, as lender, under the Senior Loan.
“Letter of Intent” means the letter of intent dated May 25, 2009, between NiMin and Legacy and pursuant to which the parties agreed to effect the Merger Transaction.
“Merger Agreement” means the definitive merger agreement dated July 17, 2009, among NiMin, Legacy and AcquisitionCo, relating to the Reverse Triangular Merger.
“Merger Transaction” means, collectively, the Direct Share Exchange and the Reverse Triangular Merger.
“NI 52-110” means National Instrument 52-110 — Audit Committees, of the Canadian Securities Administrators.
“NI 51-101” means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, of the Canadian Securities Administrators.
“NiMin” means NiMin Energy Corp.
“NiMin Shareholders’ Meeting” means the special meeting of the holders of common stocks of NiMin, held on July 16, 2009, for the purpose of obtaining the approval of such holders in respect of certain matters relating to the Merger Transaction.
“Non-U.S. shareholder” means a holder of securities who, for U.S. federal income tax purposes, (i) is not a citizen or resident of the United States; (ii) is a corporation created or organized in or under the laws of a jurisdiction other than the United States or any state thereof (including the District of Columbia); (iii) is an estate the income of which is not subject to United States federal income tax regardless of its source; or (iv) is a trust, if a court within the United States cannot exercise primary supervision over its administration, and one or more non-U.S. persons have the authority to control all of the substantial decisions of that trust (and is not a trust which was in existence on August 20, 1996, was treated as a U.S. trust on August 19, 1996 and validly elected to continue to be treated as a U.S. trust).

“Olcese Formation” means a formation within the Pleito Creek Field, situated at a measured depth of 5,250 feet, or approximately 1,500 feet below the Santa Margarita Formation.
“OTC-BB” means the electronic quotation system operated by the Financial Industry Regulatory Authority, Inc. in the United States.
“OTCQX” means the electronic quotation system operated by OTC Markets Group, Inc. in the United States.
“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.
“Plains” means Plains Marketing, L.P.
“Pleito Creek Field” means the Pleito Creek oil field located in Kern County, California, in which the Company has a variable interest ranging from 33% to 100%, depending on the depth of the reservoir.
“PLC” means private lending company.
“Preconsolidated Shares” means the common stocks of NiMin prior to completion of the Consolidation.
“Preferred Shares” means the preferred shares in the capital of NiMin.
“Prospectus” means the prospectus of NiMin dated August 21, 2009 in respect of the offering of Units.
“Prospectus Offering” means the public offering of Units pursuant to the Prospectus.
“Qualifying Transaction” has the meaning ascribed thereto in the TSXV Policies.
“Loan Facility” means the loan facility entered into on April 25, 2007, with a maturity date of April 15, 2009, pursuant to which Legacy was able to obtain up to $15 million in loans.
“RCRA” means the U.S. federal Resource Conservation and Recovery Act.
“Regulation S” means Regulation S under the U.S. Securities Act.
“Registration Statement” means the registration statement on Form 20-F filed with the U.S Securities and Exchange Commission pursuant to section 12 (d) or (g) of the Securities Exchange Act of 1934 to register securities of foreign issuers.
“Reverse Triangular Merger” means the reverse triangular merger pursuant to which AcquisitionCo and Legacy merged, with Legacy, as the Surviving Corporation, becoming a wholly-owned subsidiary of NiMin.
“Santa Margarita Formation” means a geological formation within the Pleito Creek Field, situated at a measured depth of 3,700 feet.
“SEDAR” means the System for Electronic Document Analysis and Retrieval in Canada.
“SEC” means the U.S Securities and Exchange Commission.
“Senior Loan” means the credit agreement entered into on June 30, 2010, between Legacy and the Lender.
“Share Exchange Agreement” means the share exchange agreement that all Canadian resident Legacy stockholders had the option to enter into directly with NiMin in connection with the Direct Share Exchange, in lieu of participating directly in the Reverse Triangular Merger, but in connection with the Merger Transaction.
“Short Form Prospectus” means the prospectus of NiMin dated April 29, 2010 in respect to the offering of Common Shares.

“Short Form Prospectus Offering” means the public offering of Common Shares completed on May 6, 2010, pursuant to the Short Form Prospectus.
“Short-term Loan” means the $5,500,000 and Cdn$17,534,550 syndicated secured non-convertible loan pursuant to a loan agreement between the Company and a private lending company dated December 17, 2009.
“Subsea TVD” means the depth of a formation as measured from sea level to the bottom of the borehole (or anywhere along its length) in a straight line that is perpendicular to the earth’s surface.
“Surviving Corporation” means the corporation surviving the merger of AcquisitionCo and Legacy.
“Technical Report” means, the technical report prepared by Huddleston dated February 16, 2011, entitled “Estimated Reserves as of January 1, 2011”.
“Texas Capital” means Texas Capital Bank, N.A.
“Texas Credit Agreement” means the credit agreement entered into between Legacy and Texas Capital, pursuant to which Texas Capital agreed to provide up to $50 million in loans to Legacy for use in connection with the development of Legacy’s oil and natural gas properties.
“TSX” means the Toronto Stock Exchange.
“TSX Option Plan” means the new stock option plan adopted by NiMin in connection with the completion of the Merger Transaction, which was approved at the NiMin Shareholders’ Meeting.
“TSXV” means the TSX Venture Exchange Inc.
“TSXV Policies” means the TSXV corporate finance manual, as amended from time to time.
“U.S. Person” has the meaning ascribed thereto under Regulation S of the U.S. Securities Act.
“U.S. Securities Act” means the United States Securities Act of 1933, as amended.
“Unit” means one unit of NiMin, comprised of one Unit Share and one Warrant.
“Unit Share” means one Common Share issued as part of a Unit.
“Warrant” means one Common Share purchase warrant of the Company, which, together with one Unit Share, comprises a Unit.
“Warrant Indenture” means the agreement dated August 28, 2009 between NiMin and Computershare in connection with the Warrants issued pursuant to the Prospectus Offering and relating to, among other things, the issuance and exercise of the Warrants.
“Wyoming Assets” has the meaning attributed thereto under Item 4A — History and General Development of the Company — NiMin.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids

Bbl	barrel
Bbl/d	barrels per day
Mbbl	thousands of barrels
MMbbl	millions of barrels
boe/d	barrels of oil equivalent of natural gas and crude oil per day
boe	barrels of oil equivalent of natural gas and crude oil, unless otherwise indicated
bopd	barrels of oil per day
Mboe	thousand boe
bblw/d	barrels of water per day
NGL	natural gas liquids
MMBtu	million British thermal units
Stb	standard stock tank barrel
Mstb	thousand standard stock tank barrels

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Bcf	billion cubic feet
Btu	British thermal unit
Mcf/d	thousand cubic feet per day
Scf	Standard cubic feet
Production information is commonly reported in units of barrel of oil equivalent. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. For purposes of calculating mixed company production, natural gas has been converted to a barrel of oil equivalent using a conversion rate of six thousand cubic feet being equal to one barrel of oil (6 Mcf: 1Bbl).
GLOSSARY OF TECHNICAL TERMS

API	measure of how heavy or light a petroleum liquid is in comparison to water as recognized by the American Petroleum Institute
CO2	carbon dioxide
EOR	enhanced oil recovery
LIBOR	London Inter-Bank Offer Rate, being the rate at which a bank will loan funds to another bank and which is often used as a benchmark for a bank’s loan activities
mD	“millidarcies” — a measure of units of permeability
WTI	West Texas Intermediate, also known as Texas Light Sweet — a type of light crude oil used as a benchmark in oil pricing

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
3.A. Selected Financial Data
The selected financial data of the Company for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 has been derived from the audited annual consolidated financial statements of the Company. The information contained in the selected financial data is qualified in its entirety by reference to the Company’s consolidated financial statements and related notes included in ITEM 17. — Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in ITEM 5. — Operating and Financial Review and Prospects. The audited financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Table No. 1
Selected Financial Data

	Year ended	Year ended	Year ended	Year ended	Year ended
	December	December	December	December	December
	31, 2010(1)	31, 2009(1)	31, 2008(1)	31, 2007(1)	31, 2006(1)
	($)	($)	($)	($)	($)

Revenues	14,029,198	6,498,789	10,674,567	4,946,242	474,709
Production expense	(9,116,563)	(5,162,936)	(3,183,106)	(765,016)	(130,823)
Gain (loss) on derivative contracts	(708,032)	(300,778)	—	—	—
General & administrative expenses	(7,888,736)	(6,826,661)	(5,734,454)	(3,070,790)	(1,170,203)
Interest income	54,070	78,127	472,746	821,676	371,081
Interest expenses	(7,108,109)	(228,131)	(442,451)	(921,330)	(17,210)
Foreign exchange gain (loss)	6,617	(385,626)	(538)	(499,924)	—
Other	248,734	—	(111,975)	(1,014)	(2,323)

DD&A	(3,190,905)	(3,351,753)	(3,393,333)	(1,076,064)	(87,037)
Change in fair value of warrants	1,674,053	(3,523,543)	—	—	—
Impairment of oil and natural gas properties	—	(6,313,633)	(35,872,167)	—	—

Loss before income taxes	(11,999,673)	(19,516,145)	(37,590,711)	(566,220)	(561,806)
Income tax expense	386,772	232,824	11,300	—	—

Net loss	(12,386,445)	(19,748,969)	(37,602,011)	(566,220)	(561,806)

Net loss per share — basic and diluted	(0.21)	(0.47)	(1.07)	(0.02)	(0.03)

	December	December	December	December	December
	31, 2010(1)	31, 2009(1)	31, 2008(1)	31, 2007(1)	31, 2006(1)
	($)	($)	($)	($)	($)

Working Capital (Deficiency)	5,239,836	(16,446,170)	13,487,399	27,218,575	10,548,925
Shareholders’ equity	32,077,128	31,670,532	38,304,807	54,720,474	17,637,900
Long-term Debt	36,000,000	—	—	617,767	683,493
Total Assets	81,908,408	64,900,896	42,146,268	62,199,388	19,355,575
Dividends	—	—	—	—	—
Number of Shares	61,690,977	52,410,977	37,301,656	33,316,392	19,386,390
Common Stock	93,107,905	83,106,467	72,861,988	53,930,045	17,486,075
     Notes:
(1)	Audited
The Company’s financial statements are presented in this Annual Report in U.S. dollars, and therefore disclosure of exchange rates is not applicable.

3.B. Capitalization and Indebtedness
Not Applicable.
3.C. Reasons for the Offer and Use of Proceeds
Not Applicable.
3.D. Risk Factors
The business of exploring for, developing and producing oil and natural gas is inherently risky. Oil and natural gas operations involve many risks which a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by NiMin. Investors should carefully consider the following risks and uncertainties before deciding whether to invest in the Company’s Common Shares.
If we have taxable income, we may be subject to both Canadian and United States federal income tax.
We should be treated as a U.S. corporation for U.S. federal income tax purposes. We are also a “taxable Canadian corporation” for purposes of the Canadian Tax Act. As a result, if we have any taxable income (other than dividends from Legacy), it may be subject to both Canadian and United States federal income tax on such income which would likely give rise to double tax because it is unlikely that tax paid to one country will be creditable against, or deductible in computing, the tax owed the other country. In addition, if we pay a dividend to a Non-U.S. shareholder, we will be required to withhold U.S. income tax at the rate of 30%, or such lower rate as may be provided in an applicable treaty.
We have a limited operating history and a history of losses.
We have a limited operating history and have never operated at a profit. We cannot assure you that we will operate profitably in the future or provide a return on investment.
Exploration and production requires high levels of investment and are subject to natural hazards and other uncertainties.
Exploration and production activities require high levels of investment and the cost of drilling, completing or operating wells is often uncertain. Exploration, production and drilling activities are subject to natural and operational hazards and other uncertainties, including those relating to the physical characteristics of an oil or natural gas field. After incurring significant costs, we may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements, which could adversely affect our financial condition and results of operations.
Our patented and patent pending process for the extraction of heavy oil may not prove successful, commercially viable or result in the issuance of a patent.
We have filed patent applications in Canada, Argentina, Ecuador and Venezuela, for the protection of our U.S. patented CMD process for extracting heavy oil by injecting oxygen and water as foam to create CO2 and steam in the reservoir through wet combustion. This process is designed to increase reservoir pressure and significantly reduce oil viscosity making the oil substantially more mobile so that it will flow more rapidly into production wells. There can be no assurance that our pending patent application in these countries will result in the issuance of a patent to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that these patents will be found to be valid or sufficiently broad to preclude our competitors from introducing processes or technologies similar to those covered by our patent application.
Oil and natural gas prices fluctuate significantly and prolonged periods of low commodity prices may make exploration or production activities uneconomical.

Oil and natural gas prices fluctuate significantly in response to regional, national and global supply and demand factors beyond our control. Political and economic developments around the world can affect world oil and natural gas supply and prices. Any prolonged period of low oil and natural gas prices could result in a decision by us or our operators to suspend or terminate exploration and/or development, as it may become uneconomical to explore for and/or produce oil or natural gas at such prices. Prolonged periods of low oil and natural gas prices will adversely affect our revenues, results of operations and financial condition. If the United States experiences a sustained economic downturn or recession, oil and natural gas prices may fall or remain at their current prices for an extended period of time, which may adversely affect our results of operations. The unprecedented disruption in the United States and international credit markets in 2008 resulted in a rapid deterioration in the worldwide economy and tightening of the financial markets. Growth has resumed but is modest and at an unsteady rate. There are likely to be significant long-term effects resulting from the recession and credit market crisis, including a future global economic growth rate that is slower than in the years leading up to the crisis, and more volatility may occur before a sustainable, yet lower, growth rate is achieved. Global economic growth drives demand for energy from all sources, including fossil fuels. A sustained reduction in the prices we receive for our oil and natural gas production could have a material adverse effect on our results of operations. In addition, any worsening of domestic and global economic conditions could adversely affect our business and results of operations.
We may become liable for damages arising from operating and natural hazards.
The ownership and operation of oil and natural gas wells, pipelines and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to our properties and possible liability to third parties. We intend to employ prudent risk management practices and maintain suitable liability insurance, where available. Such risks may not, in all circumstances be insurable or, in certain circumstances, NiMin may elect not to obtain insurance to cover specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to us. The occurrence of a significant event that we are not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on our financial position, results of operations or prospects. Costs incurred to repair such damage or pay such liabilities could have a material adverse effect on us, our operations and our financial condition.
Our success will be, in part, dependent on the performance of our key technical staff and managers.
Successfully exploring for, developing and commercializing oil and natural gas interests depends on a number of factors, including the technical skill of the personnel involved. Our success will be, in part, dependent on the performance of our key technical staff and managers. Failure to retain our technical staff and managers, or to attract or retain additional key personnel, with the necessary skills and experience could have a materially adverse impact upon our growth and profitability. We do not carry key person insurance. In addition, we may not be the operator of certain oil and natural gas properties in which we acquire an interest, and in such cases, we will rely on the technical experience and performance of the operator’s personnel.
Demand for drilling and related equipment and qualified personnel may delay our exploration and development activities.
Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment and qualified personnel in the particular areas where such activities will be conducted. Demand for such limited equipment and qualified personnel in certain areas may be high which may result in higher costs. If we are not able to obtain the drilling and related equipment and qualified personnel in an area as a result of high demand, we may be required to delay our exploration and development activities. In addition, the costs of qualified personnel and equipment in the areas where our assets are located are high due to the availability of, and demand for, such qualified personnel and equipment in these areas.
Our future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on our ability to successfully acquire or discover new reserves.
Without the continual addition of new reserves, any existing reserves we may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in our reserves will depend not only on our ability to develop any properties we may have from time to time, but also on our ability to select and acquire suitable producing properties or prospects. We cannot assure you that our future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and cash flows to be derived therefrom, including many factors beyond our control.
The information concerning reserves and associated cash flow set forth in this Annual Report represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. Our actual production, revenues, taxes and development and operating expenditures with respect to our reserves will vary from estimates thereof and such variations could be material. Further, the evaluations are based, in part, on the assumed success of the exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluation.
Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material. Many of our producing wells have a limited production history and thus there is less historical production on which to base the reserves estimates. In addition, a significant portion of our reserves may be attributable to a limited number of wells and, therefore, a variation in production results or reservoir characteristics in respect of such wells may have a significant impact upon our reserves.
In accordance with applicable securities laws, Huddleston has used constant price and cost estimates in calculating reserve quantities. Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs. Actual production and cash flows derived therefrom will vary from the estimates contained in the Technical Report, and such variations could be material. The Technical Report is based in part on the assumed success of activities we intend to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the Technical Report will be reduced to the extent that such activities do not achieve the level of success assumed in the Technical Report.
We may require additional financing in order to carry out our oil and natural gas acquisition, exploration and development activities.
Cash flow from our reserves may not be sufficient to fund our ongoing operating activities at all times and we may require additional financing in order to carry out our oil and natural gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause us to forfeit our interest in certain properties, miss certain acquisition opportunities and reduce or terminate our operations. If revenues from our production activities decrease as a result of lower oil and natural gas prices or otherwise, it will affect our ability to expend the necessary capital to replace our reserves or to maintain our production. If our cash flow from operations is not sufficient to satisfy our capital expenditure requirements, we cannot assure you that additional debt or equity financing will be available to meet these requirements or available on favorable terms.
Failure to comply with governmental regulations may result in the imposition of fines or other penalties and the cost of compliance may be significant.
The oil and natural gas industry is subject to extensive governmental regulations pursuant to local, provincial and federal legislation. See ITEM 4.B — Business Overview — “Effect of Government Regulations”. Because such rules and regulations are frequently amended or reinterpreted, NiMin is unable to predict the future cost or impact of complying with such laws. Failure to comply may result in the imposition of fines or other penalties. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require us to incur costs to remedy such discharge. Should we be unable to fully fund the cost of remedying an environmental problem, we could be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. Although we believe that we are in material compliance with current applicable environmental regulations, we cannot assure you that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects.
A defect in title to our properties could result in a reduction of our revenues.
Although we intend to conduct title reviews according to industry standards prior to purchasing most oil and natural gas producing properties or commencing the drilling of wells, such title reviews do not guarantee that an unforeseen defect in the chain of title will not arise to defeat our claim of title. Any such title defect which could result in a reduction in the revenue we receive.
Certain of our directors also serve as directors and/or officers of other natural resources companies, which may give rise to conflicts.
Certain of our directors are also directors and/or officers of corporations which are in competition to our interests. For example, Mr. Bayley is also a director of Cypress Hills Resources Corp., Esperanza Silver Corporation, Eurasian Minerals, Inc., Greystar Resources Ltd., Rocky Mountain Resources Corp., Torque Energy Inc. and TransAtlantic Petroleum Corp. In addition, Mr. Peneycad is also a director of Parex Resources Inc., Canadian Wireless Trust and R Split III Corp. Such associations may give rise to conflicts of interests from time to time. In particular, American Natural Energy Corp., Cypress Hills Resources Corp., Torque Energy Inc., TransAtlantic Petroleum Corp. and Parex Resources Inc. are also involved in the oil and gas exploration, development and production business which leads to the possibility that such companies could compete with us for the acquisition of prospects. No assurances can be given that opportunities identified by such individuals will be provided to us. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the applicable corporate legislation.
Delays in payments to us could reduce the amount of cash flow available for our business in a given period and expose us to additional third-party credit risks.
We could be subject to delays in receiving payments from operators and oil and gas purchasers for a number of reasons. We may experience delays in payments by purchasers of oil and natural gas to us or to the operators of our properties and delays by operators in remitting payment to us. In addition, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for our business in a given period and expose us to additional third-party credit risks.
An extreme winter or wet spring may result in limited access and, as a result, reduced operations or a cessation of operations.
The level of activity in the oil and natural gas industry is influenced by seasonal weather patterns. Municipalities and provincial transportation departments enforce road bans that restrict the movement of drilling rigs and other heavy equipment during periods of wet weather, thereby reducing activity levels. Also, certain oil and natural gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in our exploration and production activity.
Our Senior Loan includes restrictions that may make it difficult for us to successfully execute our business strategy or to compete in our industry with companies not similarly restricted.
Our Senior Loan agreement contains several covenants that restrict our operating activities, including provisions pursuant to which we are required to meet certain financial based covenants; we are committed to drill a minimum of seven development wells on the Ferguson Ranch Field; and our total capital expenditures are limited to an amount no greater than $25 million for the year ended December 31, 2011. In addition, the facility has a material adverse change clause relating to financial stability and for which the lender can ultimately demand immediate repayment in the event of default. We cannot assure you that we will remain in compliance with the covenants under the Senior Loan. If we are unable to meet the requirements of the Senior Loan or any new financial transaction that we may enter into, we may be required to seek waivers from the Lender and there is no assurance that such waivers would be granted.
The Lender has been provided with security over all of our assets. If we are unable to pay our debt service charges or we otherwise commit an event of default, our lender may foreclose on or sell our properties. The proceeds of any such sale would be applied to satisfy amounts owed to the Lender and other creditors and only the remainder, if any, would be available to us.

In the event certain parties fail to meet their contractual obligations to us, such failures could have a material adverse effect on us and our financial position.
We are or may be exposed to third-party credit risk through our contractual arrangements with our current or future joint venture partners, marketers of our petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to us, such failures could have a material adverse effect on us and our financial condition. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in our ongoing capital program, potentially delaying the program and the result of such program until we find a suitable alternative partner.
Hedging transactions and receivables expose us to counterparty credit risk.
Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a contract. We use master agreements which allow us, in the event of default, to elect early termination of all contracts with the defaulting counterparty. If we choose to elect early termination, all asset and liability positions with the defaulting counterparty would be net settled at the time of election. We also monitor the creditworthiness of our counterparty on an ongoing basis. However, the current disruptions occurring in the financial markets could lead to sudden changes in a counterparty’s liquidity, which could impair their ability to perform under the terms of the hedging contract. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform. Even if we do accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions. If the creditworthiness of our counterparty deteriorates and results in its nonperformance, we could incur a significant loss.
Some of our customers are experiencing, or may experience in the future, severe financial problems that have had or may have a significant impact on their creditworthiness. We cannot provide assurance that one or more of our customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our business, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our results of operations and financial condition.
The adoption of derivatives legislation or regulations related to derivative contracts could have an adverse impact on our ability to hedge risks associated with our business. Recent legislation on certain transactions involving derivatives may affect the use of derivatives in hedging transactions.
We may never achieve a level of profitability that would permit payment of dividends or making other forms of distributions to our stockholders.
We have never paid a dividend nor made a distribution on any of our securities. Given the stage of our development and our history of losses, it will likely be a long period of time before we could be in a position to make dividends or distributions to our investors. The payment of any future dividends by us will be at the sole discretion of the NiMin Board. In this regard, we currently intend to retain earnings to finance the expansion of our business and do not anticipate paying dividends in the foreseeable future. Our Senior Loan prohibits the declaration of dividends.
We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls.
Our business strategy is to continue to grow our business and prospects. Our ability to effectively manage growth will require us to continue to implement and improve our operations and financial systems and to expand, train and manage our employee base. Our inability to effectively manage future growth could have a material adverse impact on our business, operations and prospects.
We cannot predict the impact of changing demand for oil and natural gas products.
Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other liquid hydrocarbons. Any major changes in the demand for oil and natural gas products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to compete effectively, we may lose existing customers or fail to attract new customers, which could have an adverse effect on our results of operations.
We actively compete for acquisitions, leases, licenses, options, concessions, claims, skilled industry personnel and other related interests with a substantial number of other companies, many of which have significantly greater experience and financial resources than we have. Our ability to successfully bid on and acquire additional property rights to participate in opportunities and to identify and enter into commercial arrangements with other parties is dependent upon developing and maintaining close working relationships with our industry partners and joint venture operators and our ability to select suitable properties and to consummate transactions in a highly competitive environment. A decrease in demand for oil and natural gas caused by any number of factors could cause competition among oil and natural gas producers to intensify, potentially resulting in downward pressure on oil and natural gas prices and adversely affecting our results of operations.
The market price of our Common Shares may be subject to wide price fluctuations.
The market price of our Common Shares may be subject to wide fluctuations in response to many factors, including variations in our operating results, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in our business prospects, general economic conditions, changes in mineral reserve or resource estimates, results of exploration, legislative changes, and other events and factors outside of our control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for our Common Shares.
Some of NiMin’s properties are located in areas particularly susceptible to hurricanes and other destructive acts of nature.
Some of NiMin’s properties are located in areas particularly susceptible to hurricanes and other destructive acts of nature, which may damage facilities and cause the release of pollutants. Environmental insurance coverage maintained by NiMin or third-party operators may not fully insure all of these risks (See ITEM 4.B. Environmental Matters).
ITEM 4. INFORMATION ON THE COMPANY
4.A. History and Development of the Company
NiMin was incorporated in Canada under the name NiMin Capital Corp. under the Business Corporations Act (Alberta) on May 31, 2007. The Company changed its name to NiMin Energy Corp. on September 3, 2009. Our principal corporate offices are located at 1160 Eugenia Place, Suite 100, Carpinteria, California, 93013 USA. Our telephone number is (805) 566-2900. The history and development of the Company from January 1, 2010 is set forth below.
Historically, NiMin has principally grown its business through the acquisition and development of underdeveloped properties, assets and operations. The Company has assembled a proprietary database of oil and natural gas fields in the United States which has facilitated the identification of underdeveloped fields for primary development and application of EOR technology. NiMin is currently at the production stage with respect to certain of its oil and natural gas interests and sells the oil and natural gas it produces to third-party oil and natural gas marketers and end-users and transports its product via pipeline and by truck.
On May 6, 2010, NiMin completed the Short Form Prospectus Offering of Common Shares at an offering price of Cdn $1.25 per share. The Company issued 9,200,000 Common Shares for aggregate gross proceeds of Cdn$11,500,000 or USD $11,018,492, net of Cdn$690,000 or USD $661,110 of offering costs and Cdn$299,260 or USD $286,730 of expenses.
On June 30, 2010, the Company entered into the Senior Loan in the amount of $36 million with the Lender. At the request of the Company and subject to approval by the Lender, the Senior Loan may be increased up to $75 million to provide additional development capital. The Senior Loan has a 12.5% fixed interest rate and a term of five years (See ITEM 5.B. — Liquidity and Capital Resources).
On October 20, 2010 the Corporation filed a Registration Statement to register its Common Shares with the SEC. The Corporation’s registration with the SEC became effective on December 19, 2010.

In December, 2010, the U.S. Patent and Trademark Office issued a patent to NiMin for its CMD process for enhanced oil recovery. As reported in the third quarter of 2010, NiMin’s CMD technology has been successful in significantly increasing production in California’s Pleito Creek Field. NiMin believes that CMD is the most economical method available for enhanced oil recovery today, and that the efficiency achieved with CMD could be greater than 60% in many applications. The patent issued to NiMin covers the process of the injection of oxygen and water as foam to create CO2 and steam in the reservoir through wet combustion. The CO2 and steam increase reservoir pressure and significantly reduce oil viscosity making the oil substantially more mobile allowing it to flow rapidly into production wells.
A complete description of the Company’s principal capital expenditures, including the amounts currently in progress and invested, during the years ended December 31, 2010, 2009 and 2008 is included in this Annual Report under ITEM 5.A Operating Results — Capital Expenditures.
4.B. Business Overview
NiMin Energy Corp. is an oil and gas company that is engaged in the acquisition, development and production of oil and gas properties in the United States. NiMin has operated as an exploration and production company since late 2006 and has principal operations in the Bighorn Basin, Wyoming, the San Joaquin Basin, California and South Louisiana onshore areas of the United States.
The table below shows NiMin’s net revenues for oil and gas in each of these principle geographic areas:
Table No. 2
Net Revenues by Category and State

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	($)	($)	($)
California
Oil	3,969,166	3,251,445	3,636,024
Gas	—	—	—
Total	3,969,166	3,251,445	3,636,024
Louisiana		—	—
Oil	1,272,687	1,354,349	3,906,787
Gas	948,583	1,367,462	3,131,756
Total	2,221,270	2,721,811	7,038,543
Wyoming
Oil	7,838,762	525,533	—
Gas	—	—	—
Total	7,838,762	525,533	—

Total Oil	13,080,615	5,131,327	7,542,811
Total Gas	948,583	1,367,462	3,131,756
Total	14,029,198	6,498,789	10,674,567
Corporate Strategy
NiMin’s corporate strategy is to seek out, investigate and evaluate acquisition opportunities for oil and gas properties, assets and operations situated in the United States. NiMin targets assets that have significant oil and natural gas resource potential, operatorship, and both conventional and EOR development potential. In addition to individual properties, NiMin may source, investigate, and evaluate private and public companies for the purpose of asset purchases, mergers or similar transactions. From time to time, NiMin has entered into discussions with third parties regarding acquisitions. Consummation of an acquisition, dependent upon the size, location and nature of related operations, could result in NiMin revising its planned future activities.
Competitive Conditions
The oil and natural gas industry is highly competitive. NiMin actively competes for reserve acquisitions, exploration leases, licenses and concessions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial resources than NiMin. NiMin’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. NiMin’s competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than NiMin. Certain of NiMin’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect NiMin’s ability to sell or supply oil or natural gas to these customers in the future. NiMin’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint venture operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment. Oil and natural gas lease sales generally are a competitive bid process and NiMin assesses its interpretation of the value of such leases and then submits a bid. Field equipment availability is competitive and the prices of these goods and services can be volatile. NiMin continues to gain access to equipment through prior agreements and contacts. NiMin believes its distinct competitive advantage is through its scientific, integrated approach in generating drilling prospects.
Effect of Government Regulations
NiMin’s oil and natural gas exploration, development, production and related operations and activities are subject to extensive rules and regulations promulgated by federal, state and local governmental agencies. Because such rules and regulations are frequently amended or reinterpreted, NiMin is unable to predict the future cost or impact of complying with such laws. Although the regulatory burden on the oil and natural gas industry increases NiMin’s cost of doing business and, consequently, affects its profitability, these burdens generally do not affect NiMin differently or to any greater or lesser extent than they affect other operators in the oil and natural gas industry with similar types, quantities, and locations of production. Failure to comply with such rules and regulations can result in substantial penalties. Regulatory issues related to oil and natural gas operations, title to its properties, and other environmental issues, affect NiMin’s ability to explore for, develop and produce oil and natural gas in the United States. The general regulatory framework and specific issues related to NiMin’s operations are set forth below.
Regulations Affecting Production
All of the states in which NiMin operates generally require permits for drilling operations, drilling bonds, reports concerning operations, and impose other requirements related to the exploration, development and production of oil and natural gas. Such states also have statutes and regulations addressing conservation matters, including provisions for unitization or pooling of oil and natural gas properties. The establishment of maximum rates of production from oil and natural gas wells, the spacing, plugging, and abandoning of such wells, restrictions on venting, or flaring natural gas, and requirements regarding the rateability of production are also imposed. These laws and regulations may limit the amount of oil and natural gas NiMin can produce from NiMin’s wells and may limit the number of wells or the locations in which NiMin can drill. Moreover, many states impose a production or severance tax with respect to the production and sale of oil and natural gas within their jurisdiction. States do not generally regulate wellhead prices or engage in other, or similar, direct regulation of production, but there can be no assurance this will not be done in the future. These regulations apply to NiMin either directly when it is the operator of a property, or indirectly, when it is participating in activities operated by a third party.
Regulation of Sales
The sales prices of oil, NGL, and natural gas are presently not regulated, but rather are set by the market. NiMin cannot predict, however, whether new legislation to regulate the price of energy commodities might be proposed, what proposals, if any, might actually be enacted by the U.S. Congress or the various state legislatures and what effect, if any, such proposals might have on NiMin’s operations.

The FERC regulates interstate natural gas transportation rates and service conditions which affect the marketing of the natural gas NiMin produces as well as the revenues it receives for sales of such production. The price and terms of access to pipeline transportation are subject to extensive federal and state regulation. The FERC is continually proposing and implementing new rules and regulations affecting interstate transportation. Those initiatives also may affect the interstate transportation of natural gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry. NiMin does not believe that it will be affected by any such FERC action in a manner materially different than any other natural gas producers in its areas of operation.
The price received from the sale of oil and NGL is affected by the cost of transporting such products to market. Interstate transportation rates for oil, NGL, and other products are regulated by the FERC. The FERC has established an indexing system for such transportation which allows pipelines to take an annual inflation-based rate increase. NiMin is not able to predict with any certainty what affect, if any, these regulations will have on it, but the regulations may, over time, tend to increase transportation costs which may have the effect of reducing wellhead prices for oil and NGL.
Environmental Matters
NiMin’s operations with respect to oil and natural gas exploration, production and related activities, are subject to numerous and changing federal, state and local laws governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may: (i) require the acquisition of certain permits prior to commencing certain activities or in connection with NiMin’s operations; (ii) restrict or prohibit the types, quantities and concentration of substances that NiMin can release into the environment; (iii) restrict or prohibit the activities that could impact wetlands, endangered or threatened species or other protected areas or natural resources; (iv) require some degree of remedial action to mitigate pollution from former operations, such as pit cleanups and plugging abandoned wells; and (v) impose substantial liabilities for pollution resulting from NiMin’s operations. Such laws and regulations may substantially increase the cost of operations and may prevent or delay the commencement or continuation of a given project and thus generally could have an adverse effect upon capital expenditures, earnings or competitive position. Violation of these laws and regulations could result in significant fines or penalties. Some of NiMin’s operations are located in environmentally sensitive areas, such as coastal waters, wetlands and other protected areas. Some of NiMin’s properties are located in areas particularly susceptible to hurricanes and other destructive acts of nature, which may damage facilities and cause the release of pollutants. Environmental insurance coverage maintained by NiMin or third-party operators may not fully insure all of these risks. Although the costs of remedying such conditions may be significant, NiMin does not believe these costs would have a material adverse impact on its financial condition and operations.
NiMin believes that it is in substantial compliance with all current applicable environmental laws and regulations. The cost of compliance with such laws and regulations has not been material to date and is not expected to be material during 2011. NiMin does not believe that it will be required to incur any material capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in the interpretation thereof could have a significant impact on NiMin’s operations, as well as the oil and natural gas industry in general and such changes cannot generally be anticipated. For instance, any change in environmental laws and regulations that result in more stringent and costly waste handling, storage, transport, disposal or clean-up requirements could have an adverse impact on NiMin’s operations.
Global Warming and Climate Change
Recent scientific studies have suggested that emissions of certain gases commonly referred to as “greenhouse gases” and including CO2 and methane, may be contributing to warming of the Earth’s atmosphere. In response to such studies, the U.S. Congress is considering the introduction of legislation intended to reduce emissions of greenhouse gases by as much as 80% from current levels by 2050. In addition, more than one-third of the states, either individually or through multi-state initiatives, already have begun implementing legal measures to reduce emissions of greenhouse gases. Also, the U.S. Supreme Court’s holding in its 2007 decision, Massachusetts, et al. v. EPA, that CO2 may be regulated as an “air pollutant” under the CAA, could result in future regulation of greenhouse gas emissions from stationary sources, even if the U.S. Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. In July 2008, the EPA released an “Advance Notice of Proposed Rulemaking” regarding possible future regulation of greenhouse gas emissions under the CAA. Although the notice did not propose any specific, new regulatory requirements for greenhouse gases, it indicates that federal regulation of greenhouse gas emissions could occur in the near future and, since the inauguration of the current U.S. President, the EPA has begun taking steps to regulate greenhouse gas emissions pursuant to the CAA.

Depending on the legislation or regulatory program that may be adopted to address emissions of greenhouse gases, NiMin could be required to reduce greenhouse gas emissions resulting from its operations or could be required to purchase and surrender allowances for greenhouse gas emissions associated with its operations or the oil and natural gas it produces. Although NiMin does not anticipate that it would be impacted to a greater degree than other similarly situated producers of oil and natural gas, a stringent greenhouse gas control program could have an adverse effect on NiMin’s cost of doing business and could reduce demand for the oil and natural gas it produces.
Hazardous Substances and Waste Handling
CERCLA imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of a site where a release occurs, and anyone who disposes or arranges for the disposal of a hazardous substance released at a site. Under CERCLA, such persons may be subject to strict, joint and several liabilities for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. While NiMin generates substances in the course of its operations that may be regulated as hazardous substances, NiMin has not received notification that it may be potentially responsible for cleanup costs under CERCLA.
The RCRA and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. With the approval of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of crude oil or natural gas are currently regulated under RCRA’s non-hazardous waste provisions. However, it is possible that certain oil and natural gas exploration and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in NiMin’s operating expenses, which could have a material adverse effect on our results of operations and financial position.
NiMin currently owns or leases, and has in the past owned or leased, properties that for many years have been used for oil and natural gas exploration, production and development activities. Although NiMin uses operating and disposal practices that are standard in the industry at the time such practices are used, petroleum hydrocarbons or wastes may have been disposed of or released on or under the properties owned or leased by NiMin or on or under other locations where such wastes have been taken for disposal. In addition, some of these properties have been operated by third-parties whose treatment and disposal or release of petroleum hydrocarbons and wastes was not under NiMin’s control. These properties and the materials disposed or released on them may be subject to CERCLA, RCRA and analogous U.S. state laws. Under such laws, NiMin could be required to remove or remediate previously disposed wastes or property contamination, or to perform remedial activities to prevent future contamination.
Air Emissions
The CAA and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. These regulatory programs may require NiMin to obtain permits before commencing construction on a new source of air emissions, and may require NiMin to reduce emissions at existing facilities. As a result, NiMin may be required to incur increased capital and operating costs. Additionally, U.S. federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal CAA and associated state laws and regulations.
Water Discharges
The CWA, and analogous U.S. state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances into state waters or waters of the United States, including wetlands. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. United States federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

Title to Properties
As is customary in the oil and natural gas industry, only a preliminary title review is conducted at the time NiMin acquires properties it believes to be suitable for drilling operations. Prior to the commencement of drilling operations, a thorough title examination of the drill site tract is conducted and curative work is performed with respect to significant defects, if any, before proceeding with operations. This examination is generally done by the operator of the property which may or may not be NiMin. NiMin believes the title to its leasehold properties is good and defensible in accordance with standards generally acceptable in the oil and natural gas industry subject to the exceptions that, in the opinion of NiMin, do not detract substantially from its intended use of such properties.
The leasehold properties owned by NiMin are subject to royalty, overriding royalty, and other outstanding interests customary in the industry. All of NiMin’s oil and natural gas operations are conducted on properties subject to mineral leases granted by legal Persons. Royalties are established in each oil and natural gas lease through negotiations between the lessor (mineral owner) and the lessee. Some operations in Louisiana and Wyoming are conducted on land with mineral rights owned by multiple owners, which interests have been contractually pooled or forcibly pooled by governmental authority into a unit. All of these owners are similarly treated based on their share of the unit so created. In addition, when one lessee transfers an oil and natural gas lease to another, the transferee may reserve an overriding royalty interest, which overriding royalty interest is payable in addition to the royalty on the underlying lease. The leasehold properties may also be burdened by way of liens incident to operating agreements, current California and Louisiana and Wyoming state taxes, development obligations under oil and natural gas leases, and other encumbrances, easements and restrictions. NiMin does not believe any of these burdens will materially interfere with its use of these properties.
4.C. Organizational Structure
The principal business of the Company is conducted through its wholly owned subsidiary, Legacy, a Delaware corporation. Legacy is engaged in the exploration, development, and production of crude oil and natural gas properties in the States of California, Louisiana and Wyoming.
4.D. Property, Plants and Equipment
Oil and Natural Gas Properties
NiMin operates in three primary geographical areas: California, Louisiana and Wyoming. NiMin’s oil and natural gas activity has occurred in these geographical areas.
California
The Pleito Creek Field was discovered in 1951 by Exxon and is located along the south side of the San Joaquin basin in Section 35, Township 11N, Range 21W, Kern County, California. Geologically, the Pleito Creek Field is a faulted anticline with a steeply dipping north limb that rolls over into the Wheeler Ridge thrust fault. The Miocene-aged Santa Margarita sand is the primary producing reservoir in the Pleito Creek Field and ranges in depth from -1,700 feet subsea to -3,500 feet subsea and is on average 115 feet thick. Since 1951, the Pleito Creek Field has produced 2.32 MMbbls of 17° API oil from the Santa Margarita Formation (as reported by DOGGR). Oil expansion has been the field’s primary drive mechanism with limited recoveries as a result of pilot in-situ combustion operations conducted by Exxon.
The Company holds a 100% working interest and has been the operator of the Pleito Creek Field since September 2006. NiMin has significantly expanded and improved the field production facilities, including construction of a new injection facility to support the CMD Project. NiMin has identified two development projects, located within the Santa Margarita Formation and the Olcese Formation , within the 640 contiguous acres of leases it holds. NiMin has initiated the CMD Project, discovered a deeper reservoir in the Olcese Formation, which NiMin believes merits further development, and has one other drill-ready exploration prospect to test. To date, NiMin has drilled eight wells at the Pleito Creek Field, including five horizontal wells in the Santa Margarita Formation and one injection well and two development wells in the Olcese Formation. The Company subsequently converted one development well in the Olcease Formation to an injection well in the Santa Margarita Formation.
NiMin is the operator of all wells at the Pleito Creek Field, and is the operator for all historical leases which have been combined into a single lease referred to as the “Ten West Lease”, covering 225 acres.

Santa Margarita Formation Development
During 2008, NiMin developed the Santa Margarita Formation by drilling five horizontal wells. These wells had a horizontal length of between 350 feet and 1,250 feet. The initial production from these wells averaged approximately 10 bopd per 100 feet of horizontal section. NiMin also drilled one injector well for use in the initial phase of the CMD process. NiMin anticipates drilling additional wells down the flank of the structure to further enhance production.
As part of the CMD Project, NiMin has converted two wells to monitoring wells, converted one well to an injection well, and drilled one injection well. NiMin currently plans to drill up to seven additional horizontal producing wells and nine vertical producing wells during the next five years. NiMin has also installed new production facilities and injection facilities.
Proved Reserve assignments for the producing properties have been based on the extrapolation of production history and analogy to prior completions. The assignment of secondary reserves has been supported by an in-situ combustion pilot project conducted previously by Exxon which resulted in some incremental additional recoveries. Although this previous project was performed on a limited basis and was conducted in a manner significantly different than that currently being performed by NiMin, NiMin believes it provides reasonable confirmation that such a project may result in increased recoveries and that combustion in the reservoir can be achieved.
CMD Project — Pleito Creek Field (California)
CMD is a secondary or tertiary recovery process designed to increase oil recovery by combining the effects of heat, steam, and CO2 to increase reservoir pressure and reduce oil viscosity. In December 2010, the U.S. Patent and Trademark Office issued a patent to NiMin for its CMD process for enhanced oil recovery. In addition, NiMin has made CMD patent applications in Canada, Venezuela, Argentina and Ecuador.
As reported in the third quarter of 2010, NiMin’s CMD technology has been successful in significantly increasing production in California’s Pleito Creek Field. NiMin believes that CMD is the most economical method available for enhanced oil recovery today, and that the efficiency achieved with CMD could be greater than 60% in many applications.
The patent issued to NiMin covers the process of the injection of oxygen and water as foam to create CO2 and steam in the reservoir through wet combustion. The CO2 and steam increase reservoir pressure and significantly reduce oil viscosity making the oil substantially more mobile allowing it to flow rapidly into production wells. In the CMD process, water and oxygen are co-injected into the reservoir through injection wells to oxidize a small portion of the remaining oil in-place which creates heat, steam, and CO2 in the reservoir. The heat generated is expected to increase the reservoir temperature causing liquids and gases in the reservoir to expand and also reduces the viscosity of the oil. CO2 created by the oxidation of oil is partially absorbed into the remaining oil, further reducing the oil viscosity and making the oil more mobile. Expansion of gases and liquids in the reservoir and injection of fluids are expected to create an increase in reservoir pressure which assists in pushing the remaining oil into horizontal production wells below the injection wells.
NiMin has identified many oil fields which have reservoirs it believes to be high quality candidates for the CMD process. Reservoirs which are considered candidates for the CMD process have similar characteristics to reservoirs that are targeted for CO2 or steam floods. The advantage with the CMD process, however, is that it can be used in reservoirs that are too deep to be steam flooded with conventional technology and in fields which are relatively distant from a source of CO2. NiMin plans to exploit the technical advantages of the CMD process to acquire underdeveloped assets.
The Santa Margarita Formation has been producing oil since 1951 (as reported by DOGGR). The Santa Margarita Formation averages 28% porosity and as much as 800 mD and is found at a moderate depth of 3,700 feet based on historic drilling logs. The primary drive mechanisms have been solution gas drive and gravity drainage. Exxon conducted a pilot “huff and puff” style in-situ combustion project at the Pleito Creek Field in the early 1960’s and had significant production increases as a result of the project. The project was discontinued after approximately four years due to low oil prices and near wellbore damage which was a result of the “huff and puff” style of production.

Olcese Formation Development
In January 2008, NiMin made a deeper pool discovery at the Pleito Creek Field producing lighter gravity oil (19º API) and associated natural gas from the Olcese sand in the well known as the Ten West O-1. The top of the Olcese Formation, a Miocene age marine sandstone reservoir, was discovered at a measured depth of 5,250 feet, approximately 1,500 feet deeper than the Santa Margarita Formation. The Ten West O-1 well was drilled as a deep pool test, but was subsequently converted to a pilot injection well for the CMD Project. This type of dual purpose drilling allowed NiMin to significantly reduce the cost of exploration and evaluation of the Olcese Formation. The initial well tested oil and natural gas in two sandstone lobes over a 500 foot gross interval, and had initial un-stimulated “flowing” production rates in the range of 20-40 Bbl/d. After conversion of the original test well to an injection well in the Santa Margarita Formation, a new well was drilled in February 2009 to a depth of 6,020 feet for the Olcese Formation. The Ten West O-2 well was drilled and completed with fracture stimulations in both lobes of the Olcese Formation and had initial production of 98 Bbl/d of oil. Management believes that future development wells will be needed to fully develop this reservoir and larger fracture stimulations are expected to yield increased production rates.
Louisiana
NiMin has a 48.25% working interest in the northwest flank of the Krotz Springs Field in southeastern St. Landry Parish, Louisiana. This field covers a total of 1,920 gross acres (637 net acres). The field is operated by an independent oil and natural gas company headquartered in Houston, Texas. The field contains numerous pay zones between 6,400 feet and 11,000 feet. Ranging in geologic age from the Miocene to the Eocene, the Discorbis, Het Lime, Camerina, Nodosaria B, Textularia seligi, Cockfield, and Sparta sands produce oil and natural gas from numerous fault blocks on a large deep-seated structure. The Krotz Springs Field has produced over one trillion cubic feet of natural gas and 20 million barrels of oil and condensate (as reported by IHS).
Incorporation of subsurface data, 2-D seismic data, and regional work in the Krotz Springs Field area has illustrated that there is significant Sparta resource potential as well as Cockfield and Wilcox exploratory potential. NiMin’s recent drilling and successful completion of four wells in the northwest portion of Krotz Springs Field has proved new reserves in the Sparta 1, Sparta 2, and Sparta 3 sands.
To date, NiMin has participated in three productive wells, all of which targeted the Sparta sands and continue to produce from the Sparta sands. Initial production rates from individual sand completions have exceeded 400 boe/d, and two of these wells still have up-hole recompletion potential in the Sparta 1 sand. Additional development wells will be needed to fully exploit the resources over NiMin’s leasehold in the heart of this resource play.
The reserve assignments for NiMin’s Louisiana properties, consisting of seven producing completions, two recompletions, and five drilling locations as identified by NiMin, have been based on volumetric calculations and analogy to offset production.
Wyoming
The Company holds a 97% weighted average working interest and is the operator of the Wyoming Assets since December 2009. The Wyoming Assets produce oil from the Tensleep, Phosphoria and the Dinwoody Formations which are found at an average depth of 3,900 feet (1,189 meters). The Tensleep reservoir is a middle to upper Pennsylvanian aged sandstone; the Phosphoria reservoir is a Permian aged dolomitic limestone; and the Dinwoody reservoir is a Lower Triassic aged dolomitic mudstone.
Ferguson Ranch Field
Ferguson Ranch Field was discovered by Hunt Petroleum Corporation in 1963. This field covers a total of 320 acres and has had a total cumulative production of 5.3 MMbbls of 14º API oil. Ferguson Ranch Field is a fault bounded anticlinal trap. Ferguson Ranch Field is located on the western margin of the Big Horn Basin and is part of the Basin Margin Anticline Play.
Hunt Field
Hunt Field was discovered by Amax Petroleum Company in 1966. This field covers a total of 650 acres and has had a total cumulative production of 0.9 MMbbls of 14º API oil. Hunt Field is a four-way anticlinal trap that produces oil from both the Tensleep and Phosphoria formations. Hunt Field is located on the western margin of the Big Horn Basin and is part of the Basin Margin Anticline Play.

Willow Draw Field
Willow Draw Field was discovered by Oil Development Company of Texas in 1972 and is also located in Park County, Wyoming. This field covers a total of 1,200 acres and has had a total cumulative production of 2.5 MMbbls of 17º API oil.
Willow Draw Field is a four-way anticlinal trap that produces oil from the Phosphoria and to a lesser extent the Dinwoody. Willow Draw Field is located on the western margin of the Big Horn Basin and is part of the Basin Margin Anticline Play.
Sheep Point Field
Sheep Point Field was discovered by Douglas and Gauntt in 1957 and is also located in Park County, Wyoming, USA. This field covers a total of 300 acres and has had a total cumulative production of 0.7 MMbbls of 17º API oil. Sheep Point Field is a fault bounded anticlinal trap that produces oil from Phosphoria formation. Sheep Point Field is located on the western margin of the Big Horn Basin and is part of the Basin Margin Anticline Play.
Oil and Natural Gas Reserves Estimates
Huddleston prepared the Technical Report in accordance with SEC requirements. The rules require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. The Technical Report, dated February 16, 2011, evaluates, as at January 1, 2011, NiMin’s oil, NGL and natural gas reserves and is filed herewith as Exhibit 99.1.
The tables below are a summary of the oil and natural gas reserves of NiMin and the net present value of future net revenue attributable to such reserves as evaluated in the Technical Report. The tables and information contained in this section are only summaries of the data contained in the Technical Report and as a result, may contain slightly different numbers than such report due to rounding. Also due to rounding, certain columns may not add exactly. The net present value of future net revenue attributable to NiMin’s reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by Huddleston. The net present value of future net revenue attributable to NiMin’s reserves estimated by Huddleston do not represent the fair market value of those reserves. The recovery and reserve estimates of NiMin’s oil and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

Table No. 3
Oil and Gas Reserves (1)

	Years Ended December 31,
	2010				2009				2008
	California	Louisiana	Wyoming	Total	California	Louisiana	Wyoming	Total	California	Louisiana	Total
Proved developed:
Oil (MBbls)	838	109	2,680	3,627	432	79	1,335	1,847	673	166	839
Gas (MMcf)	—	436	—	436	—	823	—	824	—	1,808	1,808
Proved undeveloped:
Oil (MBbls)	1,976	64	7,965	10,005	1,359	102	5,743	7,205	1,584	181	1,766
Gas (MMcf)	—	79	—	79	—	80	—	79		739	739
Total proved:
Oil (MBbls)	2,814	173	10,645	13,631	1,791	182	7,078	9,051	2,257	347	2,605
Gas (MMcf)	—	515	—	515	—	903	—	903	—	2,547	2,547

Estimated future net cash flows (2)	$101,102	$8,473	$303,279	$412,854	$50,879	$8,948	$182,503	$242,330	$32,783	$16,255	$49,039

Standarized measure of discounted future net cash flows (2) (3)	$35,797	$6,393	$128,837	$171,028	$15,064	$6,126	$77,752	$98,942	$8,719	$10,717	$19,437

Notes:

(1)	These numbers are net to NiMin’s working interest for the relevant properties.

(2)	Expressed in thousands of dollars.

(3)	The prices of crude oil and natural gas used to estimate reserves in the table shown above were $69.44 per Bbl of oil and $4.27 per Mcf of natural gas for the year ended December 31, 2010 (benchmark prices to which differentials were applied to arrive at the prices used to estimate reserves for the year ended December 31, 2010 were $79.43 per Bbl of oil and $4.38 per Mcf of natural gas), $51.38 per Bbl of oil and $4.07 per Mcf of natural gas for the year ended December 31, 2009 (benchmark prices to which differentials were applied to arrive to the prices used to estimate reserves for the year ended December 31, 2009 were $61.03 per Bbl of oil and $4.20 per Mcf of natural gas), and $34.00 per Bbl of oil and $5.62 per Mcf of natural gas for the year ended December 31, 2008 (benchmark prices to which differentials where applied to arrive to the prices used to estimate reserves for the year ended December 31, 2008 were $44.60 per Bbl of oil and $5.62 per Mcf of natural gas).
Our estimates of proved reserves, proved developed reserves, proved undeveloped reserves at December 31, 2010, 2009 and 2008 and changes in proved reserves during the last three years are included in Note 17 of our Consolidated Financial Statements. Also included in Note 17 are our estimates of future net cash flows and discounted future net cash flows from proved reserves.
Proved Undeveloped Reserves
In general, once proved undeveloped reserves are identified, they are scheduled into NiMin’s development plans. Normally, the Company plans to develop its proved undeveloped reserves within two years. In some instances, larger development programs such as the infill drilling program in Wyoming or full field development at Pleito Creek were spread out beyond two years to optimize capital allocation and facility utilization.
The Technical Report indicates that at December 31, 2010 total proved undeveloped reserves increased from 7,218 Mboe to 10,018 Mboe. This increase is due to: (i) conversion of probable reserves to proved reserves in Wyoming as a result of the Company’s successful 2010 development program; and (ii) positive results from the CMD project in California.
At December 31, 2009, total proved undeveloped reserves increased from 1,889 Mboe to 7,218 Mboe. This increase is due to: (i) the acquisition of the Wyoming Assets which added 5,742 Mboe; and (ii) technical revisions to the Louisiana and California assets which reduced the reserves by 413 Mboe.

The Technical Report indicates that the four Wyoming fields, Ferguson Ranch, Hunt, Sheep Point and Willow Draw have a combined 7,965 Mbbl of reserves defined as “proved undeveloped”. Of these reserves, 4,232 Mbbl are associated with a planned infill drilling program constituting 52 wells amongst the four fields. Of these 52 infill wells, a total of 43 locations will be drilled in 2011 and 2012 with the remaining 9 wells to follow in 2013. The remaining 3,732 Mbbl are associated with the implementation of a waterflood project at Ferguson Ranch that will be initiated in 2011 with continuing development through 2012 and 2013 as the infill drilling program progresses.
The Technical Report also indicates that the Pleito Creek field in California has 1,976 Mbbl of reserves defined as “proved undeveloped”. These reserves are captured by 8 infill Santa Margarita wells and further development of the CMD project. It is anticipated that during 2011 and 2012, the 8 infill wells will be drilled and the CMD project will be expanded through the expansion of oxygen injection capacity.
Controls Over Reserve Estimates
Our policies and practices regarding internal controls over the recording of reserves are structured to objectively and accurately estimate our oil and gas reserves quantities and present values in compliance with the SEC’s regulations and US GAAP. Compliance in reserves bookings is the responsibility of our Reserves Committee. See ITEM 6.C. — Board Practices for a complete detail of our Reserves Committee members’ expertise. Our controls over reserve estimates included retaining Huddleston & Co, Inc. as our independent petroleum and geological engineering firm. We provided information about our oil and gas properties, including production profiles, prices and costs, to Huddleston and they prepare their own estimates of the reserves attributable to our properties. All of the information regarding reserves in this Annual Report is derived from the Technical Report prepared by Huddleston. The principal engineer at Huddleston who is responsible for preparing our reserve estimates has over 29 years of experience in the oil and gas industry and is a Texas Licensed Professional Engineer. Further professional qualifications include a degree in petroleum engineering as well as being a member of the Society of Petroleum Engineers. The Huddleston & Co., Inc. engineering firm is a Texas Registered Engineering Firm. The Reserves Committee of our Board of Directors meets with management, including the Chief Operating Officer to discuss matters and policies including those related to reserves.
There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond our control or the control of the reserve engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve or cash flow estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Estimates by different engineers often vary, sometimes significantly. In addition, physical factors, such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors, such as an increase or decrease in product prices that renders production of such reserves more or less economic, may justify revision of such estimates. Accordingly, reserve estimates could be different from the quantities of oil and gas that are ultimately recovered.
Estimated reserves shown for the producing properties have been projected on the basis of the extrapolation of performance data. All of the completions have extensive production histories and provide substantial data with respect to performance trends. In some cases the information suggests that recent well intervention work has been performed. In such cases we have considered prior historical performance in estimating future reserves.

Production Volumes, Average Prices and Average Production Costs
Table No. 4
Production, Prices and Production Costs

	Years ended December 31,
	2010		2009		2008
Production (1)
Oil (Bbls)	258,990		127,769		125,583
Gas (Mcf)	290,218		428,054		444,789

Total BOE	307,360		199,111		199,714

Net Production (2)
Oil (Bbls)	212,868		117,895		111,690
Gas (Mcf)	208,068		318,330		328,852

Total BOE	247,546		170,950		166,499

	($	)	($	)	($	)
Received Prices
Oil ($/Bbl)	67.30		54.29		82.61
Gas ($/Mcf)	4.55		4.15		9.39

BOE ($/BOE)	61.00		43.76		72.85

Sales
Oil	17,430,834		6,936,793		10,374,211
Gas	1,319,145		1,777,087		4,174,729

Total Sales	18,749,979		8,713,880		14,548,940

Royalties
Oil	4,350,219		1,805,466		2,831,400
Gas	370,561		409,625		1,042,973

Total Royalties	4,720,781		2,215,091		3,874,373

Net Revenues
Oil	13,080,615		5,131,327		7,542,811
Gas	948,583		1,367,462		3,131,756

Total Net Revenues	14,029,198		6,498,789		10,674,567

Production Cost	9,116,563		5,162,936		3,183,106

Average per BOE volumes(1) ($/BOE)	29.66		25.93		15.94

Average per Net BOE volumes(2) ($/BOE)	36.83		30.20		19.12

Notes:

(1)	These numbers are net to NiMin’s working interest before royalties for the relevant properties.

(2)	These numbers are net to NiMin’s net revenue interests after royalties for the relevant properties

Present Activities and Productive Wells
The following table sets forth the wells we have drilled and completed during the periods indicated. All such wells were drilled in the United States:
Table No. 5
Wells Drilled

	Years Ended December 31,
	2010		2009		2008
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Development:
Oil	10	10	1	1	8	6.8
Gas	—	—	—	—	—	—
Non-productive	—	—	—	—	—	—

Total	10	10	1	1	8	6.8
Exploration:
Oil	—	—	—	—	—	—
Gas	—	—	1	0.2	1	0.2
Non-productive	—	—	1	0.7	1	0.1

Total	0	0.0	2	0.9	2	0.4
Total Drilling:
Oil	10	10	1	1	8	6.8
Gas	—	—	1	—	1	—
Non-productive	—	—	1	0.7	1	—

Total	10	10	3	1.9	10	7.1

Notes:

(1)	“Gross” wells means the number of wells in which NiMin has a working interest or a royalty interest that may be convertible to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by NiMin’s percentage working interest therein.
As at December 31, 2010, NiMin had an interest in 45 gross(1) (39.2 net(2))producing and 28 gross(1) (25.6 net(2))non-producing oil and natural gas wells as follows:
Table No. 6
Productive Wells

	Producing				Non-Producing
	Oil		Natural Gas		Oil		Natural Gas
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

Wells
California	7.0	7.0	—	—	13.0	13.0	—	—
Louisiana	4.0	1.3	2.0	0.4	1.0	0.2	3.0	1.4
Wyoming	32.0	30.5	—	—	11.0	11.0	—	—

Total	43.0	38.8	2.0	0.4	25.0	24.2	3.0	1.4

Notes:

(1)	“Gross” wells refers to the number of wells in which NiMin has a working interest or a royalty interest that may be convertible to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by NiMin’s percentage working interest therein.
As at the date of this Annual Report the Company had no commitments to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements.

The following table sets forth the gross and net acres of unproved properties held by the Company as at December 31, 2010 and the net area of unproved property for which the Company expects its rights to explore, develop and exploit to expire during the next year:
Table No. 7
Net Acres of Properties

	DEVELOPED PROPERTIES
	(acres)
LOCATION	Gross(1)	Net(2)

California	225	225
Louisiana	1,618	480
Wyoming	2,201	1,934

TOTAL	4,044	2,639

	UNDEVELOPED PROPERTIES
	(acres)
LOCATION	Gross(1)	Net(2)	Expiration of material leases

California	449	449	July, 2013
Louisiana	2,593	725	December, 2012
Wyoming	782	782	May, 2015

TOTAL	3,824	1,956

Notes:

(1)	“Gross Acres” are the total acres in which NiMin has or had an interest.

(2)	“Net Acres” is the aggregate of the total acres in which NiMin has or had an interest multiplied by NiMin’s working interest percentage held therein.

Costs Incurred
Table No. 8
2010 Capital Expenditure

Incurred through
December 31,
2010(1)
($000s)
Property Costs
- Louisiana	68
- California	244
- Wyoming	361

Total Property Costs	673
0

Drilling/Workovers
- Louisiana	49
- California	421
- Wyoming	9,647

Total Drilling	10,117

Facilities	0
- Louisiana	—
- California	253
- Wyoming	304

Total Facilities	556

Total Capital Budget	11,347

Notes:

(1)	See ITEM 5.A 2010 Capital Expenditures.
The Company has invested a total of $11.35 million in capital expenditures during the year ended December 31, 2010. (See ITEM 5.A. Capital Expenditures for a complete breakdown and analysis of NiMin’s incurred capital expenditures during the years ended December 31, 2010, 2009 and 2008).
The Company plans to invest a total of $25 million in capital expenditures during 2011, for: (i) drilling 18 development wells in Wyoming and 2 development wells in California; (ii) the implementation of a water flood at the Ferguson Ranch Field; (iii) expansion of facilities at the Willow Draw Field to process 1,100 bopd; and (iv) doubling of oxygen injection at the Pleito Creek Field from 500 Mmcf/d to 1,000 Mmcf/d (See ITEM 5.A. 2011 Capital Expenditures Budget).
All capital program expenditures are discretionary and are restricted by the Senior Loan (See ITEM 5.B. — Liquidity and Capital Resources). NiMin reviews all capital expenditure programs on a regular basis and adjusts spending based on factors such as changes in commodity prices, drilling and production results, and availability of funding. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets. There can be no assurance that the Company will be successful with any of these initiatives (See ITEM 3.D — “Risk Factors”).

ITEM 4A. Unresolved Staff Comments
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A. Operating Results
Oil and Gas Sales Report
Table No. 9
Average daily production sold by region (1)

	Year	Year	Year
	Ended	Ended	Ended
	December	December	December
	31, 2010	31, 2009	31, 2008
Louisiana
Oil — Bbl/d	66	81	148
Gas — Mcf/d	795	1173	1219
Total Louisiana (boe/d)	199	277	351

California
Oil — Bbl/d	218	239	196
Gas — Mcf/d	—	—	—
Total California (boe/d)	218	239	196

Wyoming (2)
Oil — Bbl/d	426	29	—
Gas — Mcf/d	—	—	—
Total Wyoming (boe/d)	426	29	—

Total Oil (Bbl/d)	710	350	344
Total Gas (Mcf)	795	1173	1219
Total (boe/d)	842	546	547

Notes:

(1)	These numbers are net to NiMin’s working interest for the relevant properties.

(2)	Wyoming average volumes in 2009 are based on 14 days of production and averaged over the entire applicable period.
Crude oil and natural gas sales
For the year ended December 31, 2010, NiMin recorded gross revenues of $18.75 million, as compared to $8.71 million for the year ended December 31, 2009. Oil sales as a percentage of total revenue during the year ended December 31, 2010 as compared to the same period in 2009 increased from 80% to 93%. Oil volumes increased by 103% to 710 Bopd and the price received increased by 24% to $67.30 during the year ended December 31, 2010 as compared to the same period in 2009. Natural gas sales as a percentage of total revenue during the year ended December 31, 2010 as compared to the same period in 2009 decreased from 20% to 7%. Natural gas volumes decreased by 32% to 795 Mcf/d and the price received increased by 9% to $4.55 during the year ended December 31, 2010 as compared to the same period in 2009. The increase in gross revenues for the year ended December 31, 2010 as compared to the same period during 2009, is attributable to higher realized commodity prices, the acquisition of producing fields in the state of Wyoming in December 2009, new drilling and work-overs in Wyoming and CMD production response in California during 2010.
For the year ended December 31, 2009, NiMin recorded gross revenues of $8.71 million, as compared to $14.55 million for the year ended December 31, 2008. Oil sales as a percentage of total revenue during the year ended December 31, 2009 as compared to the same period in 2008 increased from 71% to 80%. Oil volumes increased by 2% to 350 Bopd and the price received decreased by 34% to $54.29 during the year ended December 31, 2009 as compared to the same period in 2008. Natural gas sales as a percentage of total revenue during the year ended December 31, 2009 as compared to the same period in 2008 decreased from 29% to 20%. Natural gas volumes decreased by 4% to 1,173 Mcf/d and the price received decreased by 56% to $4.15 during the year ended December 31, 2009 as compared to the same period in 2008. During the year ended December 31, 2009, the overall decrease in gross revenues is attributable to lower realized commodity prices, as compared to the same period during 2008.
Crude Oil Derivative Contracts
On December 20, 2010, the Company entered into two swap contracts to minimize the variability in cash flows due to price movements in crude oil. The Company agreed to economically hedge the future sales of 125 barrels of NYMEX WTI crude oil per day at a fixed price of $90.40 starting January 1, 2011 for a period of 12 months and 250 barrels of WTI crude oil per day at a fixed price of $90.40 starting January 1, 2012 for a period of 12 months.
On January 4, 2010, the Company agreed to economically hedge the future sale of 7,500 barrels of WTI crude oil per month at a fixed price of $85.10 per barrel for a period of 24 months.
On April 1, 2009, the Company agreed to economically hedge the future sale of 3,000 barrels of WTI crude oil per month at a fixed price of $56.85 per barrel for a period of 9 months. This swap contract terminated on December 17, 2009.
For the year ended December 31, 2010, the Company realized a gain of $501,255, as compared to a loss of $300,778 for the same period in 2009.
The Company does not designate its derivative financial instruments as hedging instruments for accounting purposes and, as a result, recognizes the current change in a derivative’s fair value in earnings. At December 31, 2010, the Company recognized $1.2 million as a derivative liability on crude oil derivative contracts.
Royalties and Production Taxes
California
For the years ended December 31, 2010, 2009 and 2008, NiMin paid royalties on oil production sold from the Pleito Creek Field located in Kern County, California. Royalties for production extracted above 3,000 feet are 25% and 20% for production extracted from below 3,000 feet. During the same periods, the Company also paid a production fee consisting of 635.10 barrels of oil per month which commenced in 2008 and declines at a rate of 5.5% each year. For the year ended December 31, 2010, the production fee rate was 567 barrels of oil per month. For the year ended December 31, 2009, the production fee rate was 600 barrels of oil per month.
For the year ended December 31, 2010, NiMin recorded royalties in California in the amount of $1.68 million as compared to $1.29 million for the same period in 2009. The increase in royalties for the year ended December 31, 2010 is mainly due to higher realized commodity prices.
For the year ended December 31, 2009, NiMin recorded royalties in California in the amount of $1.29 million as compared to $1.68 million for the same period in 2008. The decrease in royalties for the year ended December 31, 2009 is mainly due to lower levels of production and average prices.

Louisiana
Royalties on NiMin’s Louisiana production varies by property. For the year ended December 31, 2010, NiMin recorded $870,564 in royalties representing an average rate of 26.88%, as compared to $784,472 representing an average rate of 22.37% for the year ended December 31, 2009. The increase in royalties is mainly due to higher realized commodity prices.
For the year ended December 31, 2009, NiMin recorded $784,472 in royalties representing an average rate of 25.39%, as compared to $2.19 million representing an average rate of 25.80% for the year ended December 31, 2008. The decrease in royalties is mainly due to lower levels of production and average prices.
Wyoming
For the year ended December 31, 2010, NiMin recorded $2.12 million in royalties in Wyoming representing an average rate of 20.51%, as compared to $143,261 or 21.42% for the same period in 2009. Royalties during 2009 represent 14 days of expense as the properties were acquired in December 2009.
Operating Costs
Table No. 10
Average Operating costs per BOE

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	($)	($)	($)
Operating costs	9,116,563	5,162,936	3,183,106
Average operating costs per boe	29.66	25.93	15.94
For the year ended December 31, 2010, NiMin had operating costs in the amount of $9.12 million, as compared to $5.16 million for the same period in 2009. During the year ended December 31, 2010, the Company incurred increased operating costs as compared to the same period in 2009 mainly due to: (i) the Company’s newly acquired Wyoming Assets which added a total of $1.23 million during the three months ended December 31, 2010 and $2.80 million during the year ended December 30, 2010 to the overall total increase in operational costs; and (ii) increased operating costs in California associated with the CMD.
For the year ended December 31, 2009, NiMin recorded operating costs in the amount of $5.16 million, as compared to $3.18 million for the same period in 2008. Operational costs are higher for the year ended December 31, 2009 due to the initiation of CO2 and oxygen injection and higher personnel costs required to execute the CMD Project at the Pleito Creek Field. In May 2009, NiMin implemented the CMD technology at the Pleito Creek field in Kern County, California, that combines the benefits of a CO2 flood, steam flood and gravity drainage to enhance recovery and increase oil production rates.
Operating costs included severance taxes in Louisiana and Wyoming. There is no severance tax in the state of California. Severance taxes in Louisiana consist of 12.5% on gross oil sales and $0.164 per Mcf of gas sales. For the year ended December 31, 2010, NiMin recorded $222,497 in severance taxes, as compared to $344,802 for the same period in 2009. The decrease in severance taxes is mainly due to lower gas sales volumes and a lower severance tax rate ($0.33 per Mcf of gas sales in 2009) as compared to the same period in 2009. For the year ended December 31, 2009, NiMin recorded $344,802 in severance taxes, as compared to $317,905 for the same period in 2008. The decrease in severance taxes for the year ended December 31, 2009, is mainly due to lower gas sales. Severance taxes in the state of Wyoming average an aggregate 11%. For the year ended December 31, 2010, NiMin recorded $1.10 million in severance taxes, as compared to $77,984 for the same period in 2009. Severance taxes during 2009 represent 14 days of production as the properties were acquired in December 2009.

General and Administrative Expense
Table No. 11
Average G&A per BOE

	Year ended	Year ended	Year ended
	December	December	December
	31, 2010	31, 2009	31, 2008
	($)	($)	($)
G&A expense before stock-based compensation	5,172,115	3,881,464	3,574,744
Average per boe	16.83	19.49	17.90
Stock-based compensation (“SBC”)	2,716,621	2,945,197	2,159,710
Average per boe	8.84	14.79	10.81

G&A	7,888,736	6,826,661	5,734,454

Average per boe	25.67	34.29	28.71
For the year ended December 31, 2010, NiMin recorded G&A expense, excluding SBC, in the amount of $5.17 million, as compared to $3.88 million for the same period in 2009. This increase during the year ended December 31, 2010, is mainly due to: (i) higher personnel expense; (ii) additional expenses related to preparation of the Registration Statement; and (iii) higher accounting and legal services associated with being a U.S. and Canadian registered public company.
For the year ended December 31, 2009, NiMin recorded G&A expense, excluding SBC in the amount of $3.88 million, as compared to $3.57 million for the same period in 2008. For the year ended December 31, 2009, G&A expense, excluding SBC, was up 8.58% as compared to the same period in 2008 due to an increase in accounting, tax and legal fees.
NiMin uses the grant date fair-value-based method of accounting for SBC and recognizes compensation cost using the straight-line method over the requisite service period for the entire award for stock options. For the year ended December 31, 2010, NiMin recorded SBC in the amount of $2.72 million, as compared to $2.95 million for the same period in 2009. The decrease in SBC for the year ended December 31, 2010 as compared to the previous year is due to the immediate recognition of expected future costs on cancelled options and additional grants during 2009.
For the year ended December 31, 2009, NiMin recorded SBC in the amount of $2.95 million as compared to $2.16 million for the same period in 2008. The increase in SBC for the year ended December 31, 2009 as compared to the previous year is due to the immediate recognition of expected future costs on cancelled options and additional grants during 2009.

Depreciation, Depletion, Amortization and Accretion Expense
Table No. 12
Average DD&A per BOE

	Year ended	Year ended	Year ended
	December	December	December
	31, 2010	31, 2009	31, 2008
	($)	($)	($)
DD&A expense	3,190,905	3,351,753	3,393,333
Average per boe	10.38	16.83	16.99
The Company follows the full-cost method of accounting and all costs included in proved properties and all future development costs along with its total proved reserves determine the period’s depletion cost. For the year ended December 31, 2010, NiMin recorded DD&A in the amount of $3.19 million, as compared to $3.35 million for the same period in 2009. The decrease in DD&A for the year ended December 31, 2010, as compared to the same period in 2009, is due to an increase in the total proved reserves due to (i) conversion of probable reserves to proved reserves in Wyoming as a result of the Company’s successful 2010 development program; and (ii) positive results from the CMD project in California.
For the year ended December 31, 2009, NiMin recorded DD&A in the amount of $3.35 million, as compared to $3.39 million for the same period in 2008. The decrease in DD&A for the year ended December 31, 2009, is due to an increase in the total proved reserves mostly due to the acquisition of the Wyoming Assets.
Change in Fair Value of Warrants
As of September 4, 2009, the exercise prices of the warrants became denominated in Canadian dollar upon completion of the Merger Transaction, which is not the functional currency of the Company. As a result, a portion of the warrants are classified as a liability on the balance sheet and recorded at their fair value at the end of each period and the change in fair value recognized in earnings.
At December 31, 2010, the fair value of the outstanding warrants was $5.63 million, with a gain of $1.67 million recognized in earnings during the year ended December 31, 2010. At December 31, 2009, the fair value of the outstanding warrants was $7.38 million, with a charge of $3.52 million recognized in earnings during the year ended December 31, 2009. The fair value of the warrants is calculated using the Black-Scholes Merton Model.
The Company continues to classify the remaining balance of warrants issued prior to September 4, 2009 as additional paid in capital warrants where the issue date fair value of the original equity classified warrant is greater than the fair value of the liability of the underlying warrant at the balance sheet date.
Reduction of Carrying Value of Proved Oil and Natural Gas Properties
Under the full cost method of accounting, capitalized oil and gas property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves plus the cost of unproved properties not subject to amortization (without regard to estimates of fair value) or estimated fair value, if lower of unproved properties that are subject to amortization. During 2009 and 2008, NiMin reduced the carrying values of certain of its proved oil and natural gas properties by $6.31 million and $35.87 million respectively due to full-cost ceiling limitations. These 2009 and 2008 reductions were recognized in the first quarter of 2009 and fourth quarter of 2008 and resulted from a significant decrease in the full cost ceiling. The lower ceiling value largely resulted from the effects of sharp declines in oil, natural gas, and NGL prices compared to prices in previous periods. There were no impairments to the Company’s proved oil and natural gas properties during 2010.

Interest Income and Expense
For the year ended December 31, 2010, NiMin recorded interest expense of $6.34 million ($3.46 million non-cash). Interest expense recorded in 2010 was related to: (i) the Short-term Loan; (ii) and the Senior Loan. For the year ended December 31, 2009, NiMin recorded interest expense of $228,131. Interest expense recorded in 2009 was due to the Short-term Loan. For the year ended December 31, 2008, NiMin recorded interest expense of $442,451 ($363,510 non-cash). Interest expense recorded in 2008 was due to the Loan Facility. The amortization of debt issuance cost related to the Short-term Loan, Long-term Loan and Loan Facility are included in interest expense in the consolidated statement of operations.
For the year ended December 31, 2010, NiMin recorded interest income in the amount of $54,070 as compared to $78,127 for the same period in 2009. For the year ended December 31, 2009, interest income was $78,127 as compared to $472,746. Lower interest income for the years ended December 31, 2010 and 2009 is due to a reduction in average interest-bearing cash balances and lower interest rates.
Income Tax
At December 31, 2010, NiMin had estimated non capital losses of approximately $76.6 million available to reduce future taxable income. The benefit of these losses has not been recognized as a full valuation allowance has been taken. As a result of available deductions and NiMin’s planned capital expenditures for 2011, the Company does not expect to pay income taxes in 2011. At December 31, 2009, NiMin had estimated non capital losses of approximately $54.90 million available to reduce future taxable income. At December 31, 2008, NiMin had estimated non capital losses of approximately $33.1 million available to reduce future taxable income.
Foreign Currency Exchange
During the year ended December 31, 2010, the Company was exposed to foreign currency exchange risk in its cash balances denominated in Canadian dollars. In addition, during the first half of the year ended December 31, 2010, the Company was exposed to foreign currency exchange risk related to the Short-term Loan, as a portion was denominated in Canadian dollars (See ITEM 5.B. Liquidity and capital resources). For the year ended December 31, 2010, the Company recorded a foreign exchange gain of $6,617.
During the year ended December 31, 2009, the Company was exposed to foreign currency exchange risk related to the proceeds received during the Prospectus Offering (See ITEM 5.B. Liquidity and capital resources). For the year ended December 31, 2009, the Company recorded a loss in foreign exchange of $385,626.
For the year ended December 31, 2008, the Company recorded a loss in foreign exchange of $538 related to the Loan Facility as it was denominated in Canadian dollars.

Capital Expenditures
Table No. 13
Capital Expenditures

	Incurred	Incurred	Incurred
	through	through	through
	December 31,	December 31,	December 31,
	2010	2009	2008
	($000s)	($000s)	($000s)
Property Costs
- Louisiana	68	827	2,898
- California	244	273	1,183
- Wyoming	361	27,040	—

Total Property Costs	673	28,140	4,081
Drilling/Workover	—		—
- Louisiana	49	3,809	10,836
- California	421	3,201	17,140
- Wyoming	9,647

Total Drilling/Workover	10,117	7,010	27,976
Facilities
- Louisiana	—	—	—
- California	253	2,790	5,434
- Wyoming	304	—	—

Total Facilities	556	2,790	5,434

Total Capital Expenditures	11,347	37,940	37,491

NiMin’s drilling and work-over capital expenditures during 2010 were focused primarily on the Wyoming assets and secondarily on the Pleito Creek Field in California. The majority of expenditures in Wyoming were at the Ferguson Ranch Field for drilling. Expenditures in California were for a work-over performed at the Pleito Creek Field. Additional capital costs for oil and gas properties include legal fees associated with the acquisition of the Wyoming properties, geological and geophysical data acquisition, and lease acquisition and rental expenses.
During the year ended December 31, 2010, operational activity in Wyoming included (i) 10 new wells drilled (6 on production at December 31, 2010 and 4 wells awaiting production); (ii) 2 work-overs; and (iii) 3 polymer treatments.
During 2009, the Company spent $827,453 in property costs required to generate, evaluate and acquire new projects in Louisiana. Property costs also include leasehold costs generated by the Company’s existing properties.
Drilling costs in Louisiana during the year ended December 31, 2009, included the completion of two additional producing wells, the Trahan and the Jeffers.
In 2009, NiMin designed, implemented and initiated the CMD Project on its Pleito Creek Field located in Kern County, California.
During 2009, NiMin completed the construction of an injection facility and it is currently operational for the CMD process. Five horizontal gravel packed wells and one injection were drilled in conjunction with the CMD Project.

Significant Acquisition
On December 17, 2009, the Company acquired the Wyoming Assets. The purchase price for the Wyoming Assets was $27.17 million of which $22 million was funded by a loan syndicated by PLC, and the remainder from working capital from NiMin. The effective date for the acquisition was December 1, 2009.
The following table details the purchase price allocation for the Wyoming Assets:
Table No. 14
Net Value of Wyoming Assets

Net assets acquired:
Inventory	$78,763
Equipment	50,000
Crude oil and natural gas properties	27,472,671
Asset retirement obligations	(428,326)

Total net assets acquired	$27,173,108

2011 Capital Expenditure Budget
Table No. 15
2011 Capital Expenditure Budget

2011
Budget
($000s)
Drilling
- California	2,400
- Wyoming	16,000

Total Drilling	18,400
Workovers & Facilities
- California	800
- Wyoming	5,800

Total Facilities	6,600

Total Capital Budget	25,000

Highlights for the planned 2011 Capital Expenditure Budget include:
•	Drilling 18 development wells in Wyoming and 2 development wells in California.

•	Implementation of a water flood at the Ferguson Ranch Field.

•	Expansion of facilities at the Willow Draw Field to process 1,100 bopd.

•	Doubling of oxygen injection at the Pleito Creek Field from 500 Mmcf/d to 1,000 Mmcf/d.
The Company has entered into a multi-well drilling agreement for 2011 in which the Company has the option to drill up to 18 wells in Wyoming within the four oil fields it operates. NiMin also intends to drill 2 wells in California at the Pleito Creek Field where the Company is applying its Combined Miscible Drive technology.
The Company intends to begin a water flood program at the Ferguson Ranch Field with water injection beginning in the third quarter of 2011. This is consistent with successful field development in the area.

Facility expansion at the Willow Draw Field in Wyoming is expected to be implemented ahead of schedule in order to process higher than expected oil production from recent development. Expansion of the facilities is expected to be implemented in two phases. Phase 1, scheduled to be completed in the second quarter of 2011, will increase capacity from 465 bopd and 35,000 bblw/d to 715 bopd and 37,000 bblw/d. Phase 2, scheduled to be completed in the third quarter, will increase capacity to 1,100 bopd and 45,000 bblw/d.
Based on the success of the Company’s patented CMD enhanced oil recovery project at Pleito Creek Field, the Company plans to double oxygen injection by the third quarter of 2011.
All capital program expenditures are discretionary and are restricted by the Senior Loan (See ITEM 5.B. — Liquidity and Capital Resources). NiMin reviews all capital expenditure programs on a regular basis and adjusts spending based on factors such as changes in commodity prices, drilling and production results, and availability of funding. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets. There can be no assurance that the Company will be successful with any of these initiatives (See ITEM 3.D — “Risk Factors”).
5.B. Liquidity and capital resources
Table No. 16
Cash Flows Summary

	Year ended	Year ended	Year ended
	December	December	December
	31, 2010(1)	31, 2009(1)	31, 2008(1)
	($)	($)	($)
Cash flows (used in) provided by operating activities	(984,623)	(2,461,948)	2,357,912
Cash flows (used in) investing activities	(11,829,708)	(37,947,610)	(37,922,720)
Cash flows provided by financing activities	19,162,118	33,016,558	14,786,757

Increase (decrease) in cash and cash equivalents	6,347,787	(7,393,000)	(20,778,051)
Cash and cash equivalents at beginning of year	3,142,218	10,535,218	31,313,269

Cash and cash equivalents at end of year	9,490,005	3,142,218	10,535,218

Notes:

(1)	Audited.
During the year ended December 31, 2010, the Company’s cash balance increased by $6.35 million, primarily due to $10.07 million from the sale of Common Shares, long-term borrowings of $36 million, $11.83 million of investment in oil and natural gas properties and $22.02 million of short-term debt repayments.
On June 30, 2010, the Company entered into the Senior Loan in the amount of $36 million from the Lender. The Company borrowed $36 million subject to an original issue discount of 7.5%, a commitment fee of 1%, a placement fee of 1% and a transaction fee of 3%. At the request of the Company and subject to approval by the Lender, the Senior Loan availability may be increased by $39 million, up to $75 million, to provide additional development capital.
The Senior Loan has a 12.5% fixed interest rate and a term of five years. Interest is payable quarterly beginning September 30, 2010. Principal is payable quarterly beginning June 29, 2012 in the following annual amounts:

Table No. 17
Senior Loan Principal Repayments

2012	$4,050,000
2013	5,400,000
2014	6,750,000
2015	19,800,000

$36,000,000

The Senior Loan is secured by all of the Company’s assets. The loan may be repaid after June 30, 2013 without a pre-payment penalty or make whole provision. Prior to June 30, 2012, in the event of prepayment, the Company will be required to pay a make whole provision compensating the Lender for all unpaid interest. From July 1, 2012 to June 30, 2013, a 2% prepayment premium will be assessed on any outstanding principal being repaid in excess of the scheduled repayments noted above.
The Company used the net proceeds of the Senior Loan to repay the existing Short-term Loan of $22 million and the remaining proceeds are to be utilized for the capital expenditure program at the Company’s properties in Wyoming and California. The Company is required to meet certain financial based covenants under the terms of this facility including: (i) total capital expenditures were limited to an amount no greater than $12 million from the date of the loan until December 31, 2010; and (ii) total capital expenditures are limited to an amount no greater than $25 million for the year ended December 31, 2011. The facility has a material adverse change clause relating to financial stability and for which the lender can ultimately demand immediate repayment in the event of default. At December 31, 2010, the Company was in compliance with all financial based covenants.
On May 16, 2010, the Company completed the Short Form Prospectus Offering of Common Shares at an offering price of CDN $1.25 per share. The Company issued 9,200,000 Common Shares for aggregate gross proceeds of CDN $11,500,000 or USD $11,018,492, net of CDN $989,260 or USD $947,840 of offering costs.
During the year ended December 31, 2009, the Company’s cash balance declined by $7.39 million primarily due to the acquisition of the Wyoming Assets for $27.17 million funded partially from the Short-term Loan of $22 million, and $10.85 million invested in oil and natural gas properties and equipment and $11.02 million received from the issuance of Common Shares. On December 17, 2009, the Company entered into the Short-term Loan with a private lending company, whereby the PLC syndicated a loan to the Company in an aggregate amount of US$5,500,000 and Cdn$17,534,550 (US$16,713,738) for the acquisition of the Wyoming Assets. Concurrent with the advances, the Company issued 2,566,666 Common Shares at an attributed price of Cdn $1.15 (US$1.07) per share which was recorded as prepaid interest expense, to be amortized over the term of the loan. The Company also paid a structuring fee in cash in the amount of US$120,000. Interest on the outstanding principal amount was calculated daily and compounded monthly and payable on a monthly basis at 12% per annum. The principal amount, together with all accrued unpaid interest was due December 17, 2010. The loan was able to be repaid at any time without pre-payment penalty. The loan was secured by a fixed and floating charge debenture which provided the PLC a security interest in all of the Company’s present and after-acquired real and personal property. The PLC loan was paid in full on June 30, 2010 from borrowings under the Senior Loan.
In September 2009, NiMin completed a public offering of Units, each consisting of one Common Share and one warrant to acquire one Common Share for an offering price of Cdn $1.25 per Unit (USD $1.13). The Company issued 11,324,900 Units for aggregate gross proceeds of Cdn $14,156,125 or USD $13,078,573, net of Cdn $2,265,671 or USD $2,085,777 of offering costs. The warrants are exercisable at Cdn $1.55 on or before September 4, 2011, subject to certain acceleration provisions. Offering costs include a fee of 4.5% on Cdn $3,273,625 of Units sold by a sub-agent, payable in 117,851 Units issued on the same terms and conditions as the Units issued pursuant to this offering.
During 2008, Legacy’s cash balance declined by $20.78 million, primarily due to $37.49 million of investment in oil and natural gas properties and $4.24 million of debt repayments, funded partially from $19.03 million of the proceeds from the sale of Common Stock and $2.36 million from operating activities.
On June 23, 2008, Legacy entered into the Texas Credit Agreement with Texas Capital, pursuant to which Texas Capital agreed to provide up to $50 million in loans to Legacy for the development of Legacy’s oil and natural gas properties. At the option of the Company, the interest rate was determined either by using LIBOR plus a premium of between 175 and 250 basis points depending on the amount drawn down or a variable interest rate determined by Texas Capital based on the prime rate with a floor of 4.5% per annum. On December 17, 2009, Legacy amended the credit agreement with Texas Capital and the borrowing base was reduced to $10,000 until the Company and Texas Capital mutually agreed to a different borrowing base. Texas Capital suspended the Company’s obligation to comply with the covenants specified in this credit agreement and relinquished any and all mortgages attached to the Company’s assets. On June 22, 2010, the Company terminated the credit facility with Texas Capital.During the year ended December 31, 2008, Legacy completed a private placement and issued 3,985,264 shares of Common Stock at a price of $4.90 per share, raising gross proceeds of $19,527,749. Legacy paid a cash commission of $501,115 to an agent for the placement of 2,045,408 shares of Common Stock. In addition, Legacy issued 102,270 warrants to a private placement agent to purchase additional shares of Common Stock, which are exercisable at a price of $4.90 for a period ending two years from June 30, 2008 or six months after notification to the holder thereof, that the shares of Common Stock (or the securities underlying the warrants after the exchange thereof for warrants or similar securities in another entity by way of a merger or similar business combination are listed and have traded on a Canadian or U.S. Stock exchange for $4.90 or greater per share of Common Stock (or Listed Security, as applicable), whichever occurs later.
Since inception, the Company has financed its operations from public and private sales of equity and debt, and revenues from sales of oil and gas reserves. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets. (See ITEM 3.D — Risk Factors).
5.C. Research and development, patents and licenses, etc.
In December, 2010, the U.S. Patent and Trademark Office issued a patent to NiMin for its CMD process for enhanced oil recovery. As reported in the third quarter of 2010, NiMin’s CMD technology has been successful in significantly increasing production in California’s Pleito Creek Field. NiMin believes that CMD is the most economical method available for enhanced oil recovery today, and that the efficiency achieved with CMD could be greater than 60% in many applications. The patent issued to NiMin covers the process of the injection of oxygen and water as foam to create CO2 and steam in the reservoir through wet combustion. The CO2 and steam increase reservoir pressure and significantly reduce oil viscosity making the oil substantially more mobile allowing it to flow rapidly into production wells. The CMD process is currently being used on the Santa Margarita Formation at the Pleito Creek Field.
5.D. Trend information
Over the past few years, the prices for crude oil and natural gas have been increasingly volatile and management of NiMin expects this volatility to continue. Prolonged increases or decreases in the price of oil or natural gas could significantly impact NiMin. There is a strong relationship between energy commodity prices and access to both equipment and personnel. High commodity prices also affect the cost structure of services which may impact NiMin’s ability to accomplish drilling, completion and equipping goals.
5.E. Off-Balance Sheet Arrangements
NiMin had no off-balance sheet arrangements during the years ended December 31, 2010, 2009 and 2008 except for the office lease obligations noted below.
5.F. Tabular disclosure of contractual obligations

Table No. 18
Contractual Obligations as of December 31, 2010

		Less than 1			More than 5
	Total	year	1-3 years	4 -5 years	years
	($)	($)	($)	($)	($)
Accounts payable and accrued liabilities	5,649,692	5,649,692	—	—	—
Commodity derivative liability	1,240,284	929,527	310,757	—	—
Office lease obligations	275,248	119,759	145,088	10,400	—
Interest payable on long-term debt	16,816,438	4,500,000	8,123,733	4,192,705	—
Long-term debt (principal)	36,000,000	—	10,800,000	25,200,000	—

Total contractual obligations	59,981,662	11,198,978	19,379,578	29,403,105	—

5.G. Safe harbor.
Not Applicable.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A. Directors and Senior Management
Table No. 19
Directors and Senior Management

			Date First Elected
			or Appointed a
			Director or
Name	Positions	Age	Officer

Clarence Cottman III (1)	Chief Executive Officer and Director	55	September 2009
E. Sven Hagen (2)	President and Director	53	September 2009
Jonathan S. Wimbish	Chief Financial Officer	40	September 2009
D. Scott Dobson	Vice President — Operations	38	January 2011
Brian E. Bayley (1) (3)(4)	Director	57	September 2009
W.A. (Alf) Peneycad(1)(2)(3)(4)	Director	65	September 2009
Robert L. Redfearn(2)(3) (4)	Director	77	September 2009

Notes:

(1)	Member of the corporate governance committee.

(2)	Member of the reserves committee.

(3)	Member of the compensation committee.

(4)	Member of the audit committee.
Clarence Cottman III
Chairman, CEO and Director
Clarence Cottman III is Chairman, CEO, Director and Founder of Legacy. Mr. Cottman has over 27 years of experience in the oil and gas industry with a focus on joint ventures, acquisitions and project development. He is on the Advisory Board to Nanes Balkany Partners, a hedge fund investor in small publicly traded energy companies. Mr. Cottman has held various senior management positions at Etrion Corporation (formerly PetroFalcon Corporation), Benton Oil & Gas and Sun E&P. He has negotiated numerous oil and gas contracts and arranged multiple energy financings in both North America and overseas. He holds a BA from Rochester Institute of Technology and an MBA from the University of Rhode Island. Mr. Cottman is a Certified Professional Landman.

E. Sven Hagen
President & Director
Dr. Sven Hagen is a Director and the President and Founder of Legacy. He has over 26 years of experience in the oil and gas industry with a focus on domestic and international field development, new venture acquisitions, and exploration. In 1985, Dr. Hagen worked with Standard Oil Production Company and later Shell Oil Company (Pecten) as an Exploration Geologist. From 1990 to 2001, he served in a variety of positions with Benton Oil and Gas Company including Senior VP of Exploration and Production for worldwide operations. During this time, he presided over an international team that developed major oil and gas fields in Russia and Venezuela. Dr. Hagen has led or managed new venture projects in over 40 countries resulting in the acquisition of six significant oil and gas development projects. In addition, Dr. Hagen also worked in a senior management position for PetroFalcon Corporation from 2001 to 2005. Dr. Hagen graduated from the University of California at Santa Barbara in 1979 with Bachelors in Geology, and in 1985 he earned a Doctorate in Geology from the University of Wyoming.
Jonathan Wimbish, CFA
Chief Financial Officer
Jonathan Wimbish, CFA is Chief Financial Officer for NiMin Energy Corp. Prior to joining NiMin Energy Corp. in 2007, Mr. Wimbish was a Portfolio Manager, Managing Director and Co-Founder of Marketus, LLC, an equity-based hedge fund management company. He managed all energy investments from its founding in 2002. Mr. Wimbish was also a Managing Director and Portfolio Manager at ING Furman Selz Asset Management and Analyst with Husic Capital. He began his career at MasterCard International and held roles of increasing responsibility including; Internal Auditor and Manager of Strategic Planning. Mr. Wimbish holds a BA in Economics from UCLA, an MBA from Columbia Business School and is a CFA Charterholder.
D. Scott Dobson
Vice President — Operations
Scott Dobson is the Vice President of Operations and has over 15 years experience in the industry. Mr. Dobson began his career as a production and reservoir engineer with Burlington Resources in Farmington, New Mexico where he was responsible for drilling, completion and project improvement of large development programs. From 2001 until 2008, Mr. Dobson worked for Merit Energy Company in Dallas, Texas where his primary role was Region Manager. As Region Manager, he directed the operation and development of oil and gas properties in 9 of the 13 states in which Merit had assets, including Wyoming. Mr. Dobson joined Nimin Energy in 2008 as Operations Manager and has been instrumental in the execution of the company’s business model and success. He was promoted to Vice President of Operations in January 2011. Mr. Dobson graduated from Montana Tech with a Bachelor of Science degree in Mining Engineering.
Brian E. Bayley
Director
Brian E. Bayley holds an MBA from Queen’s University. Mr. Bayley is currently a director and Resource Lending Advisor for Sprott Resource Lending Corp. (formerly Quest Capital Corp.), a TSX and NYSE Amex listed resource lending corporation. Prior thereto, Mr. Bayley also held the following positions with Quest Capital Corp.: President and Chief Executive Officer from May 2009 to September, 2010; Co-Chairman from January 2008 to May 2009; President from July 2003 to January 2008; and Chief Executive Officer from July 2003 to March 2008. Mr. Bayley has been the President and a director of Ionic Management Corp., a private management company, since December 1996. He has also served as a director and/or officer of numerous other public companies.
W.A. (Alf) Peneycad
Director
Alfred Peneycad is a graduate of Queen’s University Law School and is currently Of Counsel to Macleod Dixon LLP. He also serves as a director of several public companies, including Parex Resources Inc., a Calgary-based oil and gas company with operations in Colombia and Trinidad & Tobago. Mr. Peneycad recently retired from Petro-Canada where he served as Vice-President, General Counsel and Chief Compliance Officer. Mr. Peneycad spent 28 years at Petro-Canada and while there, played a lead role in the acquisition of several major companies in Canada, the US and internationally.

Robert L. Redfearn
Director
Robert L. Redfearn is a graduate of Tulane University (B.B.A., J.D.), specializing in oil and gas related law. Prior to joining Deutsch, Kerrigan and Stiles, a New Orleans based law firm, where his practice centered around the oil and gas industry and included representation of clients in mergers of businesses and acquisitions of oil and gas properties, financings, complex litigation and arbitrations related to oil and gas, environmental concerns, and banking and securities, Mr. Redfearn was employed in the legal department of Humble Oil & Refining Company (now Exxon Corporation). In 1979, Mr. Redfearn became a founding partner of Simon, Peragine, Smith & Redfearn, L.L.P., where he continues his representation of clients as reflected above.
The following table sets forth the directors of the Company who are presently directors of other reporting issuers (or equivalent).
Table No. 20
Company Directors’ Additional Directorships

Name of Director	Name of Other Issuers
Brian E. Bayley	Kramer Capital Corp.
Cypress Hills Resource Corp.
Esperanza Silver Corporation
Eurasian Minerals Inc.
Greystar Resources Ltd.
Kirkland Lake Gold Inc.
Sprott Resources Lending Corp.
Rocky Mountain Resources Corp.
Torque Energy Inc.
TransAtlantic Petroleum Corp.

W.A. (Alf) Peneycad	Parex Resources Inc. Canadian Wireless Trust R Split III Corp.
6.B. Compensation
Compensation Summary
The following table sets forth a summary of all compensation for services paid during the fiscal year ended December 31, 2010 for Senior Management.
Table No. 21
Compensation

					Non-equity
					inceptive plan
					compensation
				Option-	($)
				based		Long
Name and				awards	Annual	term	Pension	All
principal		Salary(1)	Bonus	Granted	incentive	incentive	value	other	Total compensation
position	Year	($)	($)	($)	plans	plans	($)	($)	($)
Clarence Cottman	2010	230,000	80,500	—	—	—	—	—	310,500
III CEO
Dr. E Sven Hagen	2010	230,000	69,000	—	—	—	—	—	299,000
President
Jonathan S. Wimbish	2010	200,000	60,000	—	—	—	—	—	260,000
CFO
D Scott Dobson(2)	2010	175,000	61,250	—	—	—	—	—	236,250
VP — Operations

Notes:

(1)	Represents annual salary paid by Legacy to the Senior Management for the financial year ended December, 31, 2010.

(2)	Appointed as a Senior Manager of the Company on January 1, 2011.
Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth information in respect of all share-based awards and option-based awards outstanding during the financial year ended December 31, 2010 to the Senior Management of the Company.
Table No. 22
Outstanding Share-Based Awards and Option-Based Awards

					Share-based Awards
	Option-based Awards					Market or
	Number of			Value of		payout value
	securities			unexercised	Number of	of share-
	underlying	Option		in-the-	shares or units	based awards
	unexercised	exercise		money	of shares that	that have not
	options	price	Option expiration	options	have not vested	vested
Name	(#)	(Cdn$)	date	(Cdn$)(1)	(#)	($)
Clarence Cottman	1,200,000	1.25	September 4, 2019	480,000	—	—
III CEO
E. Sven Hagen	1,200,000	1.25	September 4, 2019	480,000	—	—
President
Jonathan S. Wimbish	1,350,000	1.25	September 4, 2019	540,000	—	—
CFO
D. Scott Dobson(2)	350,000	1.25	September 4, 2019	140,000	—	—
VP — Operations

Notes:

(1)	The closing market price of the Common Shares on December 31, 2010 was Cdn$1.65.

(2)	Appointed as a Senior Manager of the Company on January 1, 2011.
Pension Plan Benefits
Defined Benefit Plans Table
The Company does not have a pension or retirement plan.
Deferred Compensation Plans
The Company does not have a deferred compensation plan.
Compensation of Directors
The following table sets forth information in respect of all amounts of compensation provided to the non-employee directors during the financial year ended December 31, 2010.

Table No. 23
Non-employee Directors Compensation

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Brian E. Bayley	73,333	—	—	—	—	—	73,333
W.A. (Alf) Peneycad	72,333	—	—	—	—	—	72,333
Robert L. Redfearn	72,333	—	—	—	—	—	72,333
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the financial year ended December 31, 2010 to the non-employee directors of the Company.
Table No. 24
Outstanding Share-Based Awards and Option-Based Awards
At Year Ended December 31, 2010

	Option-based Awards				Share-based Awards
Market or
	Number of			Value of	Number of	payout value
	securities			unexercised	shares or	of share-based
	underlying			in-the-	units of shares	awards that
	unexercised	Option exercise	Option	money	that have not	have not
	options	price	expiration	options(1)	vested	vested
Name	(#)	(Cdn$)	date	(Cdn$)	(#)	($)
Brian E. Bayley	100,000	1.25	September 4, 2019	40,000	—	—
W.A. (Alf) Peneycad	100,000	1.25	September 4, 2019	40,000	—	—
Robert L. Redfearn	100,000	1.25	September 4, 2019	40,000	—	—

Notes:

(1)	The closing market price of the Common Shares on December 31, 2010 was Cdn$1.65.
6.C. Board Practices
The Board, which is responsible for supervising the management of the business and affairs of the Company, is comprised of five (5) directors, each of whom are elected annually. The majority of the members of the Board are non-employee directors other than Clarence Cottman III, the Chairman of the Board and the Chief Executive Officer of the Company and Dr. E. Sven Hagen, the President of the Company.
The Board facilitates its exercise of non-employee director supervision over management by ensuring that a majority of directors qualify as independent directors and by establishing committees which are comprised of a majority of non-employee directors and in the case of the Audit Committee, is comprised entirely of non-employee directors.
If required, independent directors meet without members of management present during the course of each regularly scheduled Board meeting.

As noted above, the Chair of the Board is not an independent director. While the Board has no formal procedures in place to provide leadership to its independent directors, the Chair ensures that the independent directors have appropriate opportunities to discuss issues at each Board meeting, question executive officers, management and others regarding any and all matters of importance to the Board and the Company.
Prior to the completion of the Acquisition, the Company did not carry on active business.
Termination and Change of Control Benefit and Management Contracts
Other than as described herein, the Company does not have any contract, agreement, plan or arrangement that provides for payments to the Senior Management at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, a change in control of the Company or a change in the Senior Management responsibilities.
Dr. Hagen, Mr. Cottman, and Mr. Wimbish are employed by Legacy under employment agreements dated April 29, 2008, amended January 1, 2009. These agreements are three years in duration and specify base salaries of at least $200,000 per annum. Included in these employment agreements are change of control provisions which automatically extend the term of the agreements for a period of at least 24 months beyond the month in which the change of control occurred. If a change of control occurs and the executive’s employment is terminated by Legacy without cause or by the executive for good reason, the executive shall be entitled to the following benefits: (i) full base salary through the date of termination at the rate in effect immediately prior to the time a notice of termination is given plus any benefits or awards have been earned or become payable, but which have not been paid; (ii) as severance, three times the executive’s base salary at the rate in effect immediately prior to the time a notice of termination is given; and (iii) continued coverage for a period of not more than two years in all employer life, accidental death, medical and dental insurance plans in which executive was entitled to participate immediately prior to the date of termination. Good reason is defined in the employment agreements to mean (a) a change in executive’s status, position or responsibilities which does not represent a promotion; (b) a reduction in executive’s base salary; (c) the failure of the Company to continue in effect any existing equity plan or other employee benefit plan (other than as a result of the normal expiration of such plan); (d)requiring the executive to be based anywhere other than the current location; (e) any purported termination of the employment agreement by the Company that is not in compliance with the terms of the employment agreement.
Board Mandate
The mandate for the Board provides that the Board is responsible for the stewardship of the Company, supervising the management of the business and affairs of the Company and to provide leadership to the Company consistent with the Board’s responsibility to the shareholders to maximize shareholder value.
Position Descriptions and Committees
The Board has developed written position descriptions for the Chairman of the Board (“Chair”), the Chairman of the respective Board committees and the Chief Executive Officer.
The Chief Executive Officer is responsible to provide executive leadership and management of the Company’s day to day operation subject to the Board’s stewardship. The Chief Executive Officer is responsible to lead and manage the Company within parameters established by the Board and relevant committees of the Board. The Chief Executive Officer also develops and recommends strategic plans to the Board and updates the Board regarding the Company’s progress in reaching goals and the strategic plan. Additionally, the Chief Executive Officer is responsible for financial leadership including the proposal of capital commitment and expenditure budgets for approval by the Board, develop operating forecasts and authorize the commitment of funds and resources to carry out the business as approved by the Board. The Chief Executive Officer is also responsible to provide administrative, governance and public leadership including, among other things, to develop and maintain an effective organizational structure, establish clear responsibilities within the organizational structure, ensure the Company and the executive officers are practicing ethical and efficient decision making and to act as the principal spokesperson for the Company.
The role of the Chair is to provide leadership to the directors, manage the affairs of the Board and ensure that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair presides at each meeting of the Board and is responsible for coordinating with management and the Corporate Secretary to ensure that documents are delivered to directors in sufficient time in advance of Board meetings for a thorough review, that matters are properly presented for the Board’s consideration at meetings, and that the Board has an appropriate opportunity to discuss issues at each meeting. The Chair is responsible for communicating with each Board member, ensuring that each director has the opportunity to be heard, that each director is accountable to the Board, and that the Board and each Committee is discharging its duties.
During the fiscal year ended December 31, 2010, the Board had four standing committees (the “Committees”), the majority of which were composed of independent directors. The Board has delegated certain responsibilities to each of its Committees, and they report and make recommendations to the Board on a regular basis.
The Board has established the following Board Committees comprised of the members and chaired by the individuals set out in the following table:
Table No. 25
Committees

Committee	Members	Independent
Audit Committee	Brian E. Bayley, Chair	Yes
	W.A. (Alf) Peneycad	Yes
	Robert L. Redfearn	Yes

Compensation Committee	Robert L. Redfearn, Chair	Yes
	Brian E. Bayley	Yes
	W.A. (Alf) Peneycad	Yes

Corporate Governance Committee	W.A. (Alf) Peneycad, Chair	Yes
	Brian E. Bayley	Yes
	Clarence Cottman III	No

Reserve Committee	W.A. (Alf) Peneycad	Yes
	Robert L. Redfearn	Yes
	E. Sven Hagen	No
The principal function of the Audit Committee is to oversee the accounting and financial reporting process of the Company and annual external audits of the consolidated financial statements.
The Compensation Committee is responsible for determining the overall compensation strategy of the Company and administering the Company’s executive compensation program. As part of its mandate, the Compensation Committee approves the appointment and remuneration of the Company’s executive officers, including the Company’s Senior Management identified in the Summary Compensation Table. The Compensation Committee is also responsible for reviewing the Company’s compensation policies and general guidelines.
The Corporate Governance Committee is responsible for and makes recommendations to the Board concerning the overall governance of the Company and assist the Board in the discharge of the Board’s duties with respect to adopting and compliance with the Code of Business Conduct and Ethics, mandates, position descriptions and all other governance polices of the Company. Included in its mandate is the responsibility to develop the Company’s approach to governance issues, set corporate governance guidelines for the Board and assume responsibility for administration of the Company’s response to those guidelines for determination of conflicts of interest.
The Reserves Committee is responsible for assisting the Board in the discharge of the Board’s duties with respect to complying with the requirements of NI 51-101. Included in its mandate is the responsibility to review the appointment of the independent evaluator and all disclosure by or on behalf of the Company to ensure compliance with NI 51-101. Our Vice President of Operations and Chief Financial Officer are responsible for ensuring the Company’s compliance with applicable SEC oil and gas rules and regulations, including disclosure obligations, with oversight by the Board of Directors.
Except as set forth herein, there are no other standing Committees of the board of directors.
Director Orientation and Continuing Education

Upon appointment, new directors are provided with a copy of an orientation package which includes information regarding the nature and operation of the Company’s business and organizational structure as well as mandates of the Board and each Committee of the Board and the Company’s policies related to disclosure and communication, insider trading and reporting. The orientation process also includes discussions with the Chair of the Board, the Chief Executive Officer, the President and senior management with respect to the business and operations of the Company. Meetings of the Board are sometimes held at the Company’s facilities or by conference call, and are combined with presentations by management to give the directors additional insight regarding NiMin. In addition, management makes itself available throughout the year for discussion with all members of the Board.
No formal continuing education program exists for directors although the Company encourages directors to attend continuing education seminars to ensure that each director maintains the skills and knowledge necessary to meet his obligations as a director.
Ethical Business Conduct
In order to encourage and promote a culture of ethical business conduct, the Board has adopted a specific mandate relating to matters concerning duties and responsibilities of members of the Board and general legal obligations.
The Board of Directors has also adopted a Code of Business Conduct and Ethics (“Code of Conduct”) applicable to directors, officers, employees and consultants of the Company. A copy of the Code of Conduct is provided to each of the above persons. A copy of the Code of Conduct can be found at the Company’s website www.niminenergy.com or at www.sedar.com.
The Board has delegated to management the day-to-day responsibility for monitoring compliance with the Code of Conduct. The Corporate Governance Committee reviews conflicts of interest and departures from the Code of Conduct, conducts investigations and makes recommendations to the Board regarding such conflicts and departures. In cases where a director or officer has a material interest in a transaction or agreement being considered by the Board, this director or officer may not participate in any Board discussion on the subject, nor may he vote on resolutions pertaining to this subject matter. The Corporate Governance Committee is also responsible for taking reasonable steps to ensure that the Board, the Committees, respective chairman’s thereof and executive officers are acting, in the discharge of their duties, acting ethically and in accordance with the requirements and spirit of the corporate governance mandate and related documents and foster a culture of integrity throughout the Company.
In addition thereto, the Company has adopted a disclosure policy to ensure the communications to the investing public about the Company are timely, factual and accurate and broadly disseminate in accordance with applicable legal and regulatory requirements, and an insider trading and reporting policy in order to summarize the insider trading restrictions to which directors, officers, consultants and employees of the Company are under applicable securities legislation, and to provide a policy governing investments in the Company shares and the reporting thereof which is consistent with applicable legislation and the goals of the Company and a whistleblower protection policy with respect to the reporting of violation of accounting and auditing irregularities, ethics violations or other violations.
Furthermore the Board considers that fiduciary duties placed on individual directors pursuant to corporate legislation and common law, and the conflict of interest provisions under corporate legislation which restricts an individual director’s participation in decisions of the Board in which the director has an interest, also ensure that the Board operates independently of management and in the best interests of shareholders.
Nomination of Directors
The Board, acting as a whole, is responsible for proposing new nominees to the Board and for assessing the performance of directors on an ongoing basis. Factors considered for nominees include an appropriate mix of skills, knowledge and experience in business and a history of achievement. Directors are required to have available time to devote to the duties of the Board. The majority of directors comprising the Board must qualify as independent directors. The Board has not appointed a nominating committee to assess the effectiveness of the Board as a whole, the Committees and the contribution of individual directors, provided however, from time to time the Chairman of the Board surveys the Board to provide feedback on the effectiveness of the Board, following which the Chairman recommends changes to enhance the performance of the Board based on the survey feedback. The Board also reviews the composition and size of the Board and tenure of directors in advance of annual general meetings when directors are most commonly elected by the Company’s shareholders, as well as when individual directors indicate that their terms may end or that their status may change. The Board takes into account the number of directors required to carry out the duties of the Board effectively, and to maintain a diversity of view and experience.

Compensation
The Compensation Committee, comprised solely of independent directors, is responsible for providing recommendations to the Board in respect of (i) compensation policies for senior management and directors of the Company, and (ii) incentive and perquisite plans. The Compensation Committee has the ability to engage independent advisors in order to fulfill its mandate. The Company’s compensation package is comprised primarily of salary, cash incentive bonuses and the ability to participate in the Company’s stock option plan.
6.D. Employees
The following table provides information regarding NiMin’s employees at the end of each of the periods presented:
Table No. 26
Number of employees by region

	2010		2009		2008
	Exploration		Exploration		Exploration
	and	Corporate	and	Corporate	and	Corporate
State	Production	and other	Production	and other	Production	and other
California	9	14	10	7	10	6
Wyoming	3	—	—	—	—	—
The addition of 7 corporate employees in California and 3 field employees in Wyoming during 2010 is due to the acquisition of the Wyoming Assets and the growth of operations in California. See Item 4A — History and General Development of the Company — NiMin. The Company has no employees in Louisiana.
6.E. Share Ownership
The following table sets forth the number of voting shares and options beneficially owned or controlled as of the date of this Annual Report by directors and senior management of the Company:
Table No. 27
Directors and Senior Management Share Ownership

			Voting Shares
			Beneficially
			Owned or		Option-	Option
Name and		Year became a	Controlled as	Percentage	based	Exercise	Option
Province/Country of	Office	Director / Senior	at the date	of Class	Awards	Price	Expiration
Residence	Held	Management	hereof	date hereof	(#)	(Cdn$)	Date
Clarence Cottman III California, USA	Chief Executive	September 4, 2009	2,148,700	3.22%	1,200,000	1.25	September 4, 2019
	Officer and
	Director
E. Sven Hagen California, USA	President and	September 4, 2009	3,080,000	4.61%	1,200,000	1.25	September 4, 2019
	Director
Jonathan S. Wimbish California, USA	Chief Financial	September 4, 2009	503,242	0.75%	1,350,000	1.25	September 4, 2019
	Officer
D. Scott Dobson California, USA	VP — Operations	January 1, 2011	284,050	0.43%	350,000	1.25	September 4, 2019
					150,000	1.65	January 1, 2016
					60,000	1.64	January 25, 2016

			Voting Shares
			Beneficially
			Owned or		Option-	Option
Name and		Year became a	Controlled as	Percentage	based	Exercise	Option
Province/Country of	Office	Director / Senior	at the date	of Class	Awards	Price	Expiration
Residence	Held	Management	hereof	date hereof	(#)	(Cdn$)	Date
Brian E. Bayley	Director	September 4, 2009	—	—	100,000	1.25	September 4, 2019
British Columbia, Canada					45,000	1.64	January 25, 2016
W.A. (Alf) Peneycad	Director	September 4, 2009	60,000	0.09%	100,000	1.25	September 4, 2019
Alberta, Canada					45,000	1.64	January 25, 2016
Robert L. Redfearn	Director	September 4, 2009	173,000	0.26%	100,000	1.25	September 4, 2019
Louisiana, USA					45,000	1.64	January 25, 2016
Securities Authorized for Issuance Under Equity Compensation Plans
The following table sets forth information as of the date of this Annual Report with respect to the Company’s compensation plans under which equity securities of the Company are authorized for issuance:
Table No. 28
Securities Authorized for Issuance

		Weighted-average
	Number of securities to	exercise price of
	be issued upon exercise	outstanding options
Plan Category	of outstanding options	(Cdn$)
Equity compensation plans approved by securityholders	8,120,001	1.29
Equity compensation plans not approved by securityholders	—	—
Total	8,120,001	1.29
Stock Option Plan
On July 16, 2009, management of the Company obtained shareholder approval for the adoption of a stock option plan (“Plan”) of the Company in compliance with the rules and regulations of the TSX. A copy of the Plan is attached to the Management Information Circular of NiMin, dated June 17, 2009, available on the internet under the Company’s SEDAR profile at www.sedar.com.
The Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of Common Shares. The current intention is to use the Plan for option grants to employees, officers, directors and consultants of the Company. Options granted under the Plan may be “Incentive Stock Options” or “Non-Qualified Stock Options”. An “Incentive Stock Option” is an option that satisfies the requirements of, and contains the limitations and restrictions set forth in; section 422 of the Code and the regulations thereunder, and a “Non-Qualified Stock Option” is an option which is not an Incentive Stock Option. Pursuant to the Plan, Common Shares representing a maximum of 15% of the issued and outstanding Common Shares of the Company, from time to time, will be reserved for issuance under the Plan. The maximum number of Common Shares which may be issued by the Company pursuant to the exercise of Incentive Stock Options shall be limited to that number of Common Shares as is equal to fifteen percent (15%) of the issued and outstanding Common Shares from time to time, subject to requisite TSX approval.
The rules of the TSX require that all unallocated options, rights or other entitlements under plans such as the Plan, be approved by a majority of the relevant issuer’s directors and by its shareholders, every three years after institution. Under the Plan, stock options may be granted to employees, officers, directors and consultants of the Company and designated affiliates. However, Incentive Stock Options may only be granted to employees of the Company (including officers) or its subsidiaries. In determining the terms of each grant of stock options, consideration is given to the participant’s present and potential contribution to the success of the Company. The exercise price per Common Share is not to be less than the market price of the Common Shares at the time of the grant (110% of market price in the case of an Incentive Stock Option granted to a person who owns more than 10% of the issued and outstanding Common Shares). If the market price is determined by the Board to be less than the “fair market value” of the Common Shares on the date of option, the Board may increase the exercise price for such option to an amount deemed to satisfy the minimum exercise price requirements in the Plan. The exercise period for each stock option is not to be more than ten years (five years in the case of an Incentive Stock Option granted to a person who owns more than 10% of the issued and outstanding Common Shares). Options may be granted subject to vesting requirements. The maximum number of Common Shares issuable to: (i) insiders pursuant to the Plan and any other security based compensation arrangements of the Company is limited to 10% of the total number of Common Shares then outstanding; and (ii) the maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Plan and any other security based compensation arrangements of the Company is limited to 10% of the total number of Common Shares then outstanding. The maximum aggregate fair market value of Common Shares, with respect to which Incentive Stock Options are first exercisable by an employee in any calendar year, cannot exceed $100,000.
Except as otherwise set out below, the Board shall seek shareholder and regulatory approval for any amendments to the Plan. The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a participant, such discontinuance may not in any manner adversely affect the participant’s rights under any option granted under the Plan. The Board may, subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, in its sole discretion make the following amendments or modifications to the Plan and to any outstanding option granted pursuant to the Plan:
(a)	curing any ambiguity, error or omission in the Plan or correcting or supplementing any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)	reflecting changes to applicable securities laws;

(c)	changing the termination provisions of an option or the Plan which do not entail an extension beyond the original expiry date;

(d)	including the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve;

(e)	ensuring that the options granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant may from time to time be resident or a citizen; and

(f)	amending or modifying, subject to the consent of the participant affected thereby, any outstanding option granted to a non-insider, in any manner to the extent that the Board would have had the authority to initially grant the option as so modified or amended, including without limitation, to change the date or dates as of which, or the price at which, an option becomes exercisable; provided, however, that the consent of the participant shall not be required where the rights of the participant are not adversely affected, and for greater certainty, no amendment to an Incentive Stock Option may be made by the Board, without the consent of the participant, if such amendment would cause the Incentive Stock Option to no longer qualify as an Incentive Stock Option.
Notwithstanding the foregoing, the Company shall obtain requisite shareholder approval in respect of amendments to the Plan to the extent such approval is required by any applicable laws or regulations.
The Company may not amend an Incentive Stock Option if such amendment would cause the Incentive Stock Option to fail to meet the requirements of section 422 of the Code and the regulations thereunder.
The Plan provides that where the option expires or is deemed to expire during a period of time imposed by the Company upon certain designated persons during which those persons may not trade in any securities of the Company (a “Black-Out Period”) or within 48 hours after any Black-Out Period ends, the option shall not be deemed to expire until the day that is ten business days from the last day of the Black-Out Period. However, no Incentive Stock Option may be exercised after the expiration of 10 years from the date such option is granted.
No options granted under the Plan are assignable or transferable, otherwise than by will or by the laws of descent and distribution, except with the consent of the Company. In addition, no Incentive Stock Option may be assigned or transferred unless such assignment or transfer is permissible under section 422 of the Code (or successor provisions) and the regulations thereunder. Financial assistance is not provided by the Company to any participants under the Plan.

Unless terminated earlier by the Board, the Plan will remain in effect until all options granted under the Plan have been exercised or forfeited, or have expired. However, no new options may be granted under the Plan more than 10 years from the date the Plan was originally adopted by the Board.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A. Major Shareholders
The following table sets forth information as of the date of this Annual Report with respect to each person who, to the knowledge of the directors and executive officers of the Company, beneficially owns or exercises control or direction over, directly or indirectly, Common Shares carrying more than five (5%) of the voting rights attached to all outstanding Common Shares.
Table No. 29
Major Shareholder

Name	Number of Common Shares(1)	Percentage of Class(1)
Commonwealth Bank of Australia	8,231,290	12.34%

Note:

(1)	As at the date of this Annual Report. The information as to the Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been obtained by the Company from publicly disclosed information and/or furnished by the shareholder listed above. At December 31, 2010, Commonwealth Bank of Australia beneficially owned 11,491,290 Common Shares representing 18.62% to all outstanding Common Shares.
The Company’s major shareholders do not have different voting rights from other shareholders.
Since September 4, 2009, the date of the Merger Transaction, Commonwealth Bank of America has not changed its ownership in NiMin and the Company is not aware of any other security holder to beneficially own or that can exercise control or direction over, directly or indirectly, Common Shares carrying more than five (5%) of the voting rights.
To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company. As of October 20, 2010, there were 318 holders of record of the Company’s Common Shares of which 74 were U.S. residents owning 26,531,440 (43.03%) of the Company’s outstanding Common Shares. The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.
7.B. Related Party Transactions
For the period ended December 31, 2010 there was no related party transactions. For the period ended December 31, 2009, the Company entered into a credit agreement with the PLC in which Brian E. Bayley, a director of the Company, is the President of the PLC. The transaction was recorded at the amount negotiated and agreed to by the two parties. On June 30, 2010, the Company paid in full the interest and principal outstanding on the Short-term Loan (See ITEM 5.B. Liquidity and Capital Resources).
7.C. Interests of Experts and Counsel
Not Applicable.

ITEM 8. FINANCIAL INFORMATION
8.A. Consolidated Statements and Other Financial Information
See ITEM 17 — FINANCIAL STATEMENTS.
The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.
As of the date of this Annual Report, there were no legal, governmental or arbitration proceedings pending or known to be contemplated which may have, or have had in the recent past, significant effects on NiMin’s financial position or profitability.
8.B. Significant Changes
No significant changes have occurred since the date of the financial statements included in this Annual Report.
ITEM 9. THE OFFER AND LISTING
9.A.1-3
Not Applicable.
9.A.4. Price History
Trading Price and Volume
The Common Shares were listed on the TSX under the trading symbol “NNN” on September 4, 2009 and began trading on September 8, 2009. Prior thereto, the Preconsolidated Shares were listed on the TSXV under the trading symbol “NNI.P” beginning November 13, 2007. The following table sets forth the reported high and low prices and the trading volume for the Preconsolidated Shares on the TSXV for the periods indicated as reported by a public source NiMin considers reliable.
Table No. 30
Trading Prices on TSXV

	High (Cdn$)	Low (Cdn$)	Volume
2nd Quarter 2009 (1)	0.00	0.00	0
1st Quarter 2009	0.23	0.02	147,500
2008	0.65	0.05	435,650
2007 (2)	0.55	0.47	82,000
Note:

(1)	Trading in the Preconsolidated Shares was halted on May 26, 2009. The Common Shares began trading on the TSX on September 8, 2009.

(2)	Trading in the Preconsolidated Shares began on November 13, 2007.
The following table sets forth the reported high and low prices and the trading volume for the Common Shares on the TSX for the periods indicated as reported by a public source NiMin considers reliable.

Table No. 31
Trading Prices on TSX

	High (Cdn$)	Low (Cdn$)	Volume
May 1, 2011 though May 12, 2011	1.86	1.72	850,254
April, 2011	2.15	1.66	3,293,390
March, 2011	2.65	1.87	5,508,234
February, 2011	2.50	1.75	4,802,993
January, 2011	1.81	1.54	2,994,995
December, 2010	1.78	1.35	1,928,613
4th Quarter 2010	1.88	1.11	4,755,534
3rd Quarter 2010	1.40	0.90	5,958,757
2nd Quarter 2010	1.77	0.91	5,015,513
1st Quarter 2010	1.47	1.10	2,062,113
4th Quarter 2009	1.54	0.65	3,884,365
3rd Quarter 2009(1)	1.25	1.00	95,652
Note:

(1)	The Common Shares began trading on the TSX on September 8, 2009.
The Company is listed on the OTCQX under the symbol NEYYF since October 22, 2009. The following table sets forth the reported high and low prices and the trading volume for the Common Shares on the OTCQX for the periods indicated as reported by a public source NiMin considers reliable.
Table No. 32
Trading Prices on OTCQX

	High ($)	Low ($)	Volume
May 1, 2011 though May 12, 2011	1.95	1.80	352,382
April, 2011	2.24	1.72	1,219,311
March, 2011	2.74	1.93	2,405,096
February, 2011	2.57	1.75	1,889,504
January, 2011	1.82	1.55	1,069,010
December, 2010	1.76	1.32	3,455,660
4th Quarter 2010	1.85	1.09	4,602,604
3rd Quarter 2010	1.22	0.88	637,187
2nd Quarter 2010	1.60	0.88	1,488,052
1st Quarter 2010	1.41	1.13	674,560
4th Quarter 2009(1)	1.43	0.74	469,500
Note:

(1)	The Common Shares began trading on the OTCQX on October 22, 2009.
The Company is listed on the OTC-BB under the symbol NEYYF since March 11, 2011. The following table sets forth the reported high and low prices and the trading volume for the Common Shares on the OTC-BB for the periods indicated as reported by a public source NiMin considers reliable.

Table No. 33.1
Trading Prices on OTC-BB

	High ($)	Low ($)	Volume
May 1, 2011 though May 12, 2011	1.95	1.80	352,382
April, 2011	2.24	1.72	1,219,311
March, 2011	2.37	1.93	1,182,262
Note:

(1)	The Common Shares began trading on the OTC-BB on March 11, 2011.
9.B. PLAN OF DISTRIBUTION
Not Applicable.
9.C. Markets.
The Common Shares were listed on the TSX under the trading symbol “NNN” on September 4, 2009 and began trading on September 8, 2009. Prior thereto, the Preconsolidated Shares were listed on the TSXV under the trading symbol “NNI.P”. The Common Shares are also listed on the OTCQX and under the symbol NEYYF since October 22, 2009 and on OTC-BB under the symbol NEYYF since March 11, 2011.
9.D. Selling shareholders
Not Applicable.
9.E. Dilution
Not Applicable.
9.F. Expenses of the issue
Not Applicable.

ITEM 10. ADDITIONAL INFORMATION
10.A. Share Capital
Not Applicable.
10.B. Memorandum and articles of association.
See Item 10.B Memorandum and articles of association on the Company’s Registration Statement as amended filed with the SEC on January 21, 2011.
10.C. Material Contracts
Material contracts, other than contracts entered into during the ordinary course of business, entered into during the two years immediately preceding the date of this submission are:
(1)	Agency Agreement dated effective April 29, 2010 among NiMin, Legacy and Thomas Weisel Partners Canada, Inc., relating to the Short Form Prospectus Offering.

(2)	Senior Loan Agreement entered into on June 30, 2010 among NiMin, Legacy and Lender, pursuant to which the Lender agrees to provide $36 million subject to an original issuer discount of 7.5%, a commitment fee of 1%, a placement fee of 1% and a transaction fee of 3%. At the request of the Company and subject to approval by the Lender, the Senior Loan availability may be increased by $39 million, up to $75 million, to provide additional development capital. The loan is secured by all of the Company’s assets. The loan may be repaid after June 30, 2013, without a pre-payment penalty or make whole provision. Prior to June 30, 2012, in the event of prepayment, the Company will be required to pay a make whole provision compensating the Lender for all unpaid interest. From July 1, 2012 to June 30, 2013, a 2% prepayment premium will be assessed on any outstanding principal being repaid in excess of the scheduled repayments noted above. NiMin is required to meet certain financial based covenants under the terms of this facility, is committed to drill a minimum of seven development wells on the Ferguson Ranch Field and total capital expenditures are limited to an amount no greater than $12 million from the date of the loan until December 31, 2010, and $25 million for the year ended December 31, 2011. The Senior Loan has a 12.5% fixed interest rate and a term of five years. Interest is payable quarterly beginning September 30, 2010.

(3)	Merger Agreement, dated July 17, 2009, among NiMin, Legacy and AcquisitionCo, relating to the Reverse Triangular Merger. Pursuant to the Merger Agreement, stockholders of Legacy (other than NiMin, Legacy stockholders validly entering into Share Exchange Agreements and Legacy stockholders properly exercising appraisal rights under Delaware law) received one Common Shares in exchange for each share of Common Stock held.

(4)	Texas Credit Agreement, entered into between Legacy and Texas Capital, pursuant to which Texas Capital agreed to provide up to $50 million in loans to Legacy for the development of Legacy’s oil and natural gas properties. At the option of the Company, the interest rate was determined either by using LIBOR plus a premium of between 175 and 250 basis points depending on the amount drawn down or a variable interest rate determined by Texas Capital based on the prime rate with a floor of 4.5% per annum. On December 17, 2009, Legacy amended the credit agreement with Texas Capital and the borrowing base was reduced to $10,000 until the Company and Texas Capital mutually agreed to a different borrowing base. Texas Capital suspended the Company’s obligation to comply with the covenants specified in this credit agreement and relinquished any and all mortgages attached to the Company’s assets. On June 22, 2010, the Company terminated the credit facility with Texas Capital.

(5)	Warrant Indenture dated August 28, 2009 between NiMin and Computershare in connection with the Warrants issued pursuant to the Prospectus Offering and relating to, among other things, the issuance and exercise of the Warrants.

(6)	On December 17, 2009, the Company entered into the Short-term Loan, whereby the PLC syndicated a loan to the Company in an aggregate amount of US$5,500,000 and Cdn$17,534,550 (US$16,713,738) for the acquisition of the Wyoming Assets. Concurrent with the advances, the Company issued 2,566,666 Common Shares at an attributed price of Cdn $1.15 (US$1.07) per share which was recorded as prepaid interest expense, to be amortized over the term of the loan. The Company also paid a structuring fee in cash in the amount of US$120,000. Interest on the outstanding principal amount was calculated daily and compounded monthly and payable on a monthly basis at 12% per annum. The principal amount, together with all accrued unpaid interest was due December 17, 2010. The loan was able to be repaid at any time without pre-payment penalty. The loan was secured by a fixed and floating charge debenture which provided the PLC a security interest in all of the Company’s present and after-acquired real and personal property. The PLC loan was paid in full on June 30, 2010 from borrowings under the Senior Loan.

(7)	Legacy and BP Corporation North America, Inc., entered into an ISDA Master Agreement and that certain Schedule thereto, dated as of April 1, 2009, later amended by that certain Amended and Restated Schedule, dated as of January 4, 2010, and further amended by the Second Amended and Restated Schedule, dated as of June 30, 2010, to minimize the variability in cash flows due to price movements in crude oil. The Company agreed to economically hedge the future sale of 7,500 barrels of NYMEX WTI crude oil per month at a fixed price of $85.10 per barrel for a period of 24 months. On December 20, 2010, the Company added to the existing ISDA Master Agreement two hedges for the future sales of 125 barrels of NYMEX WTI crude oil per day at a fixed price of $90.40 starting January 1, 2011 for a period of 12 months and 250 barrels of WTI crude oil per day at a fixed price of $90.40 starting January 1, 2012 for a period of 12 months. The Company also entered into an Intercreditor Agreement among BP Corporation North America, Inc., Legacy and CLMG Corp., dated as of June 30, 2010, and the Company entered into a Guaranty Agreement in favor of BP Corporation North America, Inc., dated June 30, 2010. The Intercreditor Agreement establishes ratable security for payment under the Senior Loan and the ISDA Master Agreement and sets forth the agreement of the parties with respect to the exercise of certain remedies. Under the Guaranty Agreement, NiMin guarantees the payment obligations of Legacy under the ISDA Master Agreement.
Copies of these documents have been filed on SEDAR at www.sedar.com and/or have been filed as exhibits to this Annual Report.
10.D. Exchange Controls
There is no governmental law, decree, regulation or other legislation in Canada that affects the export or import of capital, or the remittance of dividends, interest or other payments to non-resident holders of our common shares, other than withholding tax requirements. See “Item 10E — Certain Canadian Federal Income Tax Consequences” and “Certain United States Federal Income Tax Consequences.”
There is no limitation imposed by Canadian law or by our charter or other constituent documents on the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act"). The following discussion summarizes the principal features of the Investment Act for a non- Canadian who proposes to acquire common shares of our Company. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.
The Investment Act contains two separate review processes. Under the first process the Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian other than a “WTO Investor” (as defined in the Investment Act and which term includes entities which are nationals or are controlled by nationals of member states of the World Trade Organization) when we are not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment or acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, was Canadian $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets and regardless if an acquisition by a WTO Investor or a non-WTO Investor. An investment in our common shares by a WTO Investor, or by a non-Canadian when we were controlled by a WTO Investor; would be reviewable under the Investment Act if it was an investment in 2010 to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Act, exceeds Cdn $299 million. (This threshold will increase to Cdn $600 million upon the coming into force and incrementally increasing following such coming into force of recently passed regulations under the Investment Act.) Under the second review process the minister responsible for the Investment Act can review any investment to acquire control of us made by a non-Canadian if the minister believes that the investment may be injurious to national security. Under this second process the minister has the ability to prevent an investment or order divestiture where the investment has already occurred. A non-Canadian would acquire control of us for the purposes of the Investment Act if the non-Canadian acquired a majority of our Common Shares. The acquisition of less than a majority but one third or more of the Common Shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of Common Shares.
Certain transactions relating to our Common Shares would be exempt from the first review process described above so long as the investments are not believed to be injurious to Canadian national security, including:
a)	Acquisition of our Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

b)	The acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the minister responsible for the Investment Act,

c)	Acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

d)	Acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of common shares, remained unchanged.
Certain transactions relating to our Common Shares would also be exempt from the second review process described above, including those transactions listed above in paragraphs (c) and (d).
10.E. Taxation
Certain Canadian Federal Income Tax Consequences
The following general summary describes the material Canadian federal income tax consequences applicable to a holder of our Common Shares who is a resident of the United States and is not a resident, or deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) (the “ITA”), that qualifies for benefits under the Canada-United States Convention (1980), as amended (the “Treaty”) and is not affiliated with the Company, did not acquire our Common Shares by virtue of employment, is not a financial institution, partnership or a trust, holds our Common Shares as capital property, and does not use or hold, and is not deemed to use or hold, his or her Common Shares in connection with carrying on a business in Canada (a “Non-Resident of Canada Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident of Canada Holder that is an insurer carrying on business in Canada and elsewhere.
This summary is based upon the current provisions of the ITA, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Canada, Revenue Agency and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account any income tax laws or considerations of any province or territory of Canada or foreign tax considerations, which may differ significantly from those discussed herein. This summary assumes that the Tax Proposals will be enacted in their form as of the date hereof.
The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Common Shares of the Company and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares should consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of common shares.

Dividends
Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable income tax treaty or convention) will be payable on dividends paid or credited, or deemed to be paid or credited on the Common Shares, to a Non-Resident of Canada Holder. By virtue of Article X of the Treaty, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares). Stock dividends received by Non-Resident of Canada Holders are taxable by Canada as ordinary dividends.
The Company has not and does not anticipate issuing dividends.
Where the Company acquires Common Shares from a Non-Resident of Canada Holder (unless we acquire the Common Shares in the open market in the manner in which shares would normally be acquired by any member of the public), such acquisition will result in a deemed dividend to the Non-Resident Holder equal to the amount by which the consideration paid by us exceeds the paid-up capital of such Common Shares, the amount of such dividend will be subject to withholding tax as described above.
Disposition of Common Shares
Generally, a Non-Resident of Canada Holder will not be subject to tax under the ITA in respect of any capital gain realized on the disposition of Common Shares provided that such shares do not constitute, and are not deemed to constitute, “taxable Canadian property” of the Non-Resident of Canada Holder. Generally, Common Shares will not constitute taxable Canadian property of a Non-Resident of Canada Holder provided that (i) the Common Shares are listed on a designated stock exchange (which includes the TSX) for the purposes of the ITA at the time of disposition; (ii) at no time during the 60 month period immediately preceding the disposition of the Common Shares were 25% or more of the issued shares of any class or series of the capital stock of the Company owned by the Non-Resident of Canada Holder, by persons with whom the Non-Resident of Canada Holder did not deal at arm’s length, or by the Non-Resident of Canada Holder together with such persons; and (iii) at no time during such 60-month period did the Common Shares derive more than 50% of their value from any combination of: (a) real property situated in Canada, (b) “timber resource property” (within the meaning of the ITA, (c) “Canadian resource property” (within the meaning of the ITA) or (d) options in respect of, or interests in, or for civil law, rights in any of the foregoing, whether or not the property exists.
A Non-Resident of Canada Holder’s capital gain (or capital loss) in respect of Common Shares (that constitute or are deemed to constitute taxable Canadian property) from a disposition or deemed disposition is the amount, if any, by which the taxpayers proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of such Common Shares and any reasonable expenses of disposition. One half of a capital gain (the “taxable capital gain”) is included in income, and one half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year. The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, in the circumstances and to the extent described in the ITA.
Non-Resident of Canada Holders whose Common Shares may be taxable Canadian property should consult their own tax advisors.
Certain United States Federal Income Tax Consequences
The following is a discussion of material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our Common Shares by a U.S. Holder (as hereinafter defined). This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. Accordingly, holders and prospective holders of our Common Shares are urged to consult their own tax advisors about the specific federal, state, local and foreign tax consequences to them of acquiring, holding and disposing of our Common Shares, based upon their individual circumstances.
The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders
As used in this annual report, a “U.S. Holder” means a holder of our Common Shares who is (i) a citizen or individual resident of the United States, (ii) corporation, or other entity treated as a corporation for U.S. tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if such trust was in existence on August 20, 1996 and validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.
Persons Not Covered
This summary does not address the tax consequences to, and the term U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold Common Shares as part of a straddle, hedging or conversion transaction and shareholders who acquired their Common Shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own Common Shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 10% of the value of our total outstanding stock. This summary does not address the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire Common Shares.
If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our Common Shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors as to the U.S. tax consequences of being a partner in a partnership that acquires, holds, or disposes of our Common Shares.
Treatment of the Corporation as a U.S. Corporation
Because the former stockholders of Legacy Energy, Inc., a Delaware corporation treated as a U.S. domestic corporation for federal income tax purposes, owned at least 80% of the outstanding Common Shares by reason of their ownership of Legacy Energy, Inc. stock immediately after the consummation of the Merger Transaction and Offering, the Corporation is treated as a U.S. domestic corporation for all U.S. federal income tax purposes and is subject to U.S. federal income tax on its worldwide income. Although not free from doubt, this summary assumes that the Company is a U.S. domestic corporation for all U.S. federal income tax purposes. Therefore, a U.S. Holder of Common Shares in the Company is treated for U.S. federal income tax purposes as holding shares in a U.S. domestic corporation.
Distributions on Common Shares
U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Common Shares generally are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions (without reduction of Canadian income or other tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipts (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal taxable income by those who itemize deductions. Dividends paid on our Common Shares should be eligible for the dividends received deduction provided to corporations receiving dividends from certain U.S. corporations. For tax years beginning before January 1, 2013, dividends received by U.S. Holder’s that are individuals, estates or trusts are generally taxed at the same preferential tax rates applicable to long-term capital gains.
Dispositions of Common Shares
U.S. Holders will recognize gain or loss on the sale of the Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder’s tax basis in the Common Shares. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. In general, gain or loss on the sale of the

Common Shares will be long-term capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder and are held for more than on year. Deductions for net capital losses are subject to significant limitations.
Foreign Tax Credit
A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of our Common Shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Complex rules and limitations apply to the foreign tax credit. The availability and application of the foreign tax credit are fact specific, and each U.S. Holder of the Common Shares should consult their own legal counsel or accountant regarding the foreign tax credit rules.
THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO IT OF ACQUIRING, HOLDING AND DISPOSING OF UNITS, WARRANTS, OR COMMON SHARES INCLUDING CONSEQUENCES OF ANY PROPOSED CHANGES IN APPLICABLE LAW.
10.F. Dividends and paying agents
Not Applicable
10.G. Statement by experts
Not Applicable
10.H. Documents on display
We file reports and other information with the Securities and Exchange Commission located at 100 F Street NE, Washington, D.C. 20549. You may obtain copies of our filing with the SEC by accessing their website located at www.sec.gov. We also file reports under Canadian regulatory requirements on SEDAR and you may access our reports filed on SEDAR by accessing the website www.sedar.com. You may also access our filings on our website at www.niminenergy.com.
10.I. Subsidiary Information.
Not Applicable.
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates, will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.
     (i) Foreign Currency Exchange Rate Risk
Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company had no forward exchange rate contracts in place at or during the year ended December 31 2010. During the year ended December 31, 2010, the Company was exposed to foreign currency exchange risk in its cash balances denominated in Canadian dollars.
     (ii) Commodity Price Risk
Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

During the years ended December 31, 2010 and 2009 the company entered into swap contracts to minimize the variability in cash flows due to price movements in crude oil (See Item 5A — Operating Results — “Crude Oil and Derivative Contracts").
     (iii) Interest Rate Risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2010 the Company was not exposed to changes in interest rates with respect to its long-term debt.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities
Not Applicable.
12.B. Warrants and Rights
Not Applicable.
12.C Other Securities
Not Applicable.
12.D. American Depository Shares
Not Applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND, ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
The Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting (“ICFR”) and disclosure controls, or causing them to be designed under their supervision based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes pursuant to the requirements of National Instrument 52-109 — Certification of Disclosure in Issuer’s Annual and Interim Filings and U.S. Securities Exchange Act of 1934 Rule 15d-15. Management believes that the Company has designed and implemented a system of ICFR and disclosure controls which it believes is appropriate for the size of the Company.
As of December 31, 2009, management concluded material weaknesses existed in the design of ICFR and disclosure controls. These weaknesses were considered material in nature relating to the Company’s ICFR and disclosure controls procedures. Specifically, in the prior year, management noted (1) a lack of formal documentation, (2) inadequate segregation of duties and (3) the lack of internal expertise to complete certain complex accounting computations due to the small size of its accounting staff.
During 2010, management took appropriate remediation steps to address these prior year weaknesses. In the current year, management (1) completed formal documentation and testing of policies and procedures for all of its business processes, and (2) hired additional qualified staff to address the weakness of a lack of internal expertise.
Management has carried out an evaluation of the effectiveness of the Company’s ICFR and disclosure controls procedures for the period ended December 31, 2010. Based on the evaluation conducted, it was noted that due to the limited number of staff at the Company, there remains a weakness in the system of internal controls due to the Company’s inability to achieve appropriate segregation of duties. Based on this evaluation, management concluded that as of December 31, 2010, the Company’s ICFR and disclosure controls are not effective. While management of the Company has put in place certain procedures, including management and Audit Committee oversight and review, to mitigate the risk of a material misstatement in the Company’s financial reporting, there is no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement. Management is of the opinion that this control deficiency has not resulted in a material misstatement in the Company’s interim and annual financial statements.
ITEM 16. [RESERVED]
16.A. Audit committee financial expert
The Audit Committee is a committee of the NiMin Board established for the purpose of overseeing the accounting and financial reporting process of NiMin and annual external audits of the consolidated financial statements. The Audit Committee has set out, in a written policy, its responsibilities and composition requirements in fulfilling its oversight in relation to NiMin’s internal accounting standards and practices, financial information, accounting systems and procedures.
The Audit Committee consists of Brian A. Bayley (Chair), W.A. (Alf) Peneycad, and Robert L. Redfearn. All members of the Audit Committee have been determined to be independent (1) and Brian A. Bayley is considered to be the Audit Committee Financial Expert within the meaning of the SEC rules and regulations.

Notes:

(1)	A member of an Audit Committee is independent if the member has no direct or indirect material relationship with the Corporation which could, in the view of the NiMin Board, reasonably interfere with the exercise of a member’s independent judgment.
Relevant Education and Experience of Audit Committee Members
Brian E. Bayley
Brian E. Bayley holds an MBA from Queen’s University. Mr. Bayley is currently a director and Resource Lending Advisor for Sprott Resource Lending Corp. (formerly Quest Capital Corp.), a TSX and NYSE Amex listed resource lending corporation. Prior thereto, Mr. Bayley also held the following positions with Quest Capital Corp.: President and Chief Executive Officer from May 2009 to September, 2010; Co-Chairman from January 2008 to May 2009; President from July 2003 to January 2008; and Chief Executive Officer from July 2003 to March 2008. Mr. Bayley has been the President and a director of Ionic Management Corp., a private management company, since December 1996. He has also served as a director and/or officer of numerous other public companies.
W.A. (Alf) Peneycad
W.A. (Alf) Peneycad is a graduate of Queen’s University Law School and is currently Of Counsel to Macleod Dixon LLP. He also serves as a director of several public companies. Mr. Peneycad recently retired from Petro-Canada where he served as Vice-President, General Counsel and Chief Compliance Officer. Mr. Peneycad spent 28 years at Petro-Canada and while there, played a lead role in the acquisition of several major companies in Canada, the United States and internationally. Mr. Peneycad holds the ICD.D designation from the Institute of Corporate Directors.
Robert L. Redfearn
Robert L. Redfearn is a graduate of Tulane University (B.B.A., J.D.), specializing in oil and natural gas related law. Prior to joining Deutsch, Kerrigan and Stiles, a New Orleans based law firm, where his practice centered around the oil and natural gas industry and included representation of clients in mergers of businesses and acquisitions of oil and natural gas properties, financings, complex litigation and arbitrations related to oil and natural gas, environmental concerns, and banking and securities, Mr. Redfearn was employed in the legal department of Humble Oil & Refining Company (now Exxon). In 1979, Mr. Redfearn became a founding partner of Simon, Peragine, Smith & Redfearn, L.L.P., where he continues his representation of clients as reflected above.
16.B. Code of Ethics
See ITEM 6.C. — Ethical Business Conduct.
16.C. Principal Accountant Fees and Services
The following table discloses the fees billed to NiMin by its external auditor during the last two financial years:
Table 36
Audit Fees

	Audit Fees(1)	Audited-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
Financial Year Ended	($)	($)	($)	($)
2010	532,343	—	54,804	—
2009	529,060	—	25,000	—

Notes:

(1)	Total Audit Fees for the financial year ended 2010 included $314,227 related to audit services performed in connection with the Registration Statement. Total Audit Fees for the financial year ended 2009 included $305,000 related to audit services performed in connection with the Prospectus Offering.

(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the “Audit Fees” column.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns.
Audit Committee’s Pre-Approval Policies
The Audit Committee approves the engagement terms for all audit and non-audit services to be provided by the Company’s accountants before such services are provided to the Company or any of its subsidiaries.
The Audit Committee approved one hundred percent (100%) of the services provided to the Company and its subsidiaries described on Table 36.
Auditors Use of Non-Permanent Employees
None of the hours expended by KPMG LLP on its engagement to audit the Company’s financial statements for the fiscal year ended December 31, 2010, were performed by persons other than fulltime permanent employees of KPMG LLP.
16.D. Exemptions From the Listing Standards for Audit Committees
Not Applicable.
16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
16.F Change in Registrants Certifying Accountant
Not Applicable.
16.G. Corporate Governance
The Board recognizes that effective corporate governance is an essential element for the effective and efficient operation of the Company. The Company strives to ensure that its corporate governance policies and practices provide for effective stewardship of the Company. The Company’s corporate governance practices are the responsibility of the Board of Directors and the Board of Directors has delegated certain responsibilities to develop and monitor the Company’s corporate governance practices to the Corporate Governance Committee. The Company’s corporate governance practices are generally consistent with the practices and guidelines set out in NI 58-101 and NP 58-201. Significant differences between the Company’s corporate governance practices and those followed by domestic companies in the U.S. pursuant to the SEC standards are found at www.niminenergy.com

PART III
ITEM 17. FINANCIAL STATEMENTS
NiMin’s financial statements are stated in U.S. Dollars and are prepared in accordance with U.S. generally accepted accounting principles (GAAP).
The financial statements and notes thereto required under Item 17 of this annual report are attached hereto and found immediately following the signature page of this Form 20-F annual report.

ITEM 18. FINANCIAL STATEMENTS
See Item 17.

ITEM 19. EXHIBITS

1.1	Articles of Incorporation of NiMin Energy Corp., as amended*.

1.2	Bylaws of NiMin Energy Corp*.

2.1	Form of Share Certificate of Common Shares of NiMin Energy Corp*.

4.1	Agreement and Plan of Merger by and among NiMin Capital Corp., NiMin Merger Co. and Legacy Energy, Inc. dated as of July 17, 2009*.

4.2	Credit Agreement by and among Legacy Energy, Inc., NiMin Energy Corp., CLMG Corp., and Certain Lenders, dated as of June 30, 2010*.

4.3	2009 Stock Option Plan, effective September 4, 2009*.

4.4	Form of Stock Option Agreement*.

4.5	Warrant Indenture between NiMin Capital Corp. and Computershare Trust Company of Canada dated August 28, 2009*.

4.6	Employment Agreement by and between Legacy Energy, Inc. and Clarence Cottman, III dated as of April 29, 2008*.

4.7	Amendment to Employment Agreement by and between Legacy Energy, Inc. and Clarence Cottman III dated as of January 1, 2009*.

4.8	Employment Agreement by and between Legacy Energy, Inc. and E. Sven Hagan dated as of April 29, 2008*.

4.9	Amendment to Employment Agreement by and between Legacy Energy, Inc. and E. Sven Hagan dated as of January 1, 2009*.

4.10	Employment Agreement by and between Legacy Energy, Inc. and Jonathan S. Wimbish dated as of April 29, 2008*.

4.11	Amendment to Employment Agreement by and between Legacy Energy, Inc. and Jonathan S. Wimbish dated as of January 1, 2009*.

4.12	Employment Agreement by and between Legacy Energy, Inc. and Rick McGee dated as of April 29, 2008*.

4.13	Amendment to Employment Agreement by and between Legacy Energy, Inc. and Rick McGee dated as of January 1, 2009*.

4.14	Credit Agreement between Legacy Energy, Inc. and Texas Capital Bank, N.A. dated June 23, 2008*.

4.15	Second Amended and Restated Schedule to the ISDA 1992 Master Agreement between BP Corporation North America, Inc. and Legacy Energy, Inc. dated June 30, 2010*.

4.16	CPC Escrow Agreement among NiMin Capital Corp., Computershare Trust Company of Canada and each of the Securityholders named in the Escrow Agreement, dated as of September 27, 2007*.

4.17	Intercreditor Agreement among BP Corporation North America, Inc., Legacy Energy, Inc., NiMin Energy Corp., and CLMG Corp. dated as of June 30, 2010*.

4.18	Guaranty Agreement by NiMin Energy Corp. in favor of BP Corporation North America, Inc. dated June 30, 2010*.

4.19	Wyoming Loan*.

4.20	Purchase and Sale Agreement by and between Vernon E. Faulconer, Inc., and Legacy Energy, Inc. Dated November 10, 2009*.

4.21	Agency Agreement dated effective April 29, 2010 among NiMin, Legacy and Thomas Weisil Partners Canada, Inc.*

4.22	ISDA Master Agreement between B.P. Corporation North America, Inc. and Legacy dated April 1, 2009*.

4.23	Amended and Restated Schedule to the ISDA Master Agreement between BP Corporation North America, Inc., and Legacy, dated January 4, 2010*.

8.1	List of Subsidiaries*.

12.1	Certification of the Principal Executive Officer as required by rule 15d-14(a)**.

12.2	Certification of the Principal Financial Officer as required by rule 15d-14(a)**.

13.1	Certification required by rule 15d-14(b)**.

15.1	Consent of Huddleston & Co., Inc.**

99.1	Estimated Reserves and Revenues, Proved Reserves Only, As of January 1, 2010 prepared by Huddleston & Co., Inc. dated September 16, 2010 (incorporated by reference to Exhibit 99.4 to the Company’s report on Form 6-K filed on March 29, 2011).

*	Incorporated by reference to Exhibits to the Company’s Registration Statement (file No.000-54162).

**	Filed herewith.

WHERE TO FIND ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remunerations, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions is contained in the Company’s management information circular relating to its most recent annual meeting of shareholders of the Company. Additional financial information is contained in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year. Additional information relating to the Company may be found on SEDAR at www.sedar.com or the Company’s website at www.niminenergy.com.
Additional copies of this Annual Report, the materials listed in the preceding paragraph, any interim financial statements which have been issued by the Company and any other document incorporated herein by reference will be available upon request by contacting the Company at its offices at 1160 Eugenia Place, Suite 100, Carpinteria, California 90313, Phone: (805) 566-2900 or Fax: (805) 566-2917.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NIMIN ENERGY CORP.
By:	/S/ Clarence Cottman, III
Chief Executive Officer
Date:	May 16, 2011

Consolidated Financial Statements of
NIMIN ENERGY CORP.
As at and for the years ended December 31, 2010, 2009, and 2008
Expressed in US dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of NiMin Energy Corp.
We have audited the accompanying consolidated financial statements of NiMin Energy Corp., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of NiMin Energy Corp. as at December 31, 2010 and 2009 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with United States generally accepted accounting principles.
/s/ KPMG LLP
Chartered Accountants
Calgary, Canada
March 24, 2011

NiMin Energy Corp.
Consolidated Balance Sheets
December 31, 2010 and 2009
(Expressed in U.S. dollars)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$9,490,005	$3,142,218
Trade accounts receivable	1,823,667	1,509,759
Prepaid expenses	240,832	69,052
Prepaid interest (Note 7)	—	2,696,298
Prepaid well costs	21,378	269,080
Crude oil inventory	241,375	220,894
Other assets	1,798	276,298

Total current assets	11,819,055	8,183,599

Debt issuance costs (Note 8)	4,404,436	—
Restricted investments (Note 14)	803,469	320,000
Equipment (Note 5)	348,498	348,740
Crude oil and natural gas properties (Note 6):
Proved properties, net	64,055,964	54,531,936
Unproved properties	476,986	1,516,621

Total assets	$81,908,408	$64,900,896

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$4,580,128	$1,015,180
Accrued liabilities	1,069,564	1,400,851
Commodity derivative liability (Note 13f)	929,527	—
Short-term debt (Note 7)	—	22,213,738

Total current liabilities	6,579,219	24,629,769
Long-term debt (Note 8)	36,000,000	—
Asset retirement obligations (Note 9)	1,309,789	1,220,046
Non-current commodity derivative liability (Note 13f)	310,757	—
Warrants (Note 10d)	5,631,515	7,380,549

Total liabilities	49,831,280	33,230,364

Commitments and contingencies (Notes 12)
Stockholders’ equity:
Common stock, no par value, unlimited shares authorized, issued and outstanding 61,690,977 as of December 31, 2010 and 52,410,977 as of December 31, 2009 (Note 10)	93,107,905	83,106,467
Additional paid in capital — warrants (Note 10)	—	509,960
Additional paid in capital	9,861,010	6,559,447
Accumulated deficit	(70,891,787)	(58,505,342)

Total stockholders’ equity	32,077,128	31,670,532

Total liabilities and stockholders’ equity	$81,908,408	$64,900,896

Subsequent Events (Note 16)
See accompanying notes to consolidated financial statements.
Approved by the Board of Directors

(Signed) “Clancy Cottman”	(Signed) “Brian Bayley”

Director	Director

NiMin Energy Corp.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, 2010, 2009 and 2008
(Expressed in U.S. dollars)

	2010	2009	2008
Petroleum and natural gas revenues	$14,029,198	$6,498,789	$10,674,567

Expenses:
Operating costs	9,116,563	5,162,936	3,183,106
General and administrative (Note 10c)	7,888,736	6,826,661	5,734,454
Depreciation, depletion, amortization, and accretion	3,190,905	3,351,753	3,393,333
Loss on crude oil derivative contract (Note 13f)	708,032	300,778	—
Impairment of crude oil and natural gas properties (Note 6)	—	6,313,633	35,872,167

	20,904,236	21,955,761	48,183,060

Income (loss) before other items	(6,875,038)	(15,456,972)	(37,508,493)

Interest income	54,070	78,127	472,746
Interest expense	(7,108,109)	(228,131)	(442,451)
Foreign exchange gain (loss)	6,617	(385,626)	(538)
Change in fair value of warrants (Note 10d)	1,674,053	(3,523,543)	—
Other	248,734	—	(111,975)

	(5,124,635)	(4,059,173)	(82,218)

Loss before income taxes	(11,999,673)	(19,516,145)	(37,590,711)
Income tax expense (Note 11)	386,772	232,824	11,300

Net loss and comprehensive loss	(12,386,445)	(19,748,969)	(37,602,011)

	$(0.21)	$(0.47)	$(1.07)

See accompanying notes to consolidated financial statements.

NiMin Energy Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009, and 2008
(Expressed in U.S. dollars)

	2010	2009	2008
Cash flows from operating activities:
Net loss	$(12,386,445)	$(19,748,969)	(37,602,011)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation, depletion, amortization, and accretion	3,190,905	3,351,753	3,393,333
Impairment of crude oil and gas properties	—	6,313,633	35,872,167
Change in fair value of warrants	(1,749,034)	3,523,543	—
Unrealized foreign exchange gain	(189,718)	213,738	—
Stock-based compensation	2,716,621	2,945,197	2,159,710
Unrealized loss on crude oil derivative contract	1,240,284	—	—
Non-cash interest expense	3,461,205	—	—
(Increase) decrease in non-cash working capital:	—	—	—
Trade accounts receivable	(313,908)	(550,411)	910,484
Prepaid expenses	(450,841)	60,660	(177,307)
Crude oil inventory	(20,481)	3,043	(703,083)
Accounts payable and accrued liabilities	3,242,289	1,669,490	(1,663,406)
Other assets	274,500	(243,625)	296,913
Asset retirement obligation expenditures	—	—	(128,888)

Net cash provided by (used in) operating activities	(984,623)	(2,461,948)	2,357,912

Cash flows from investing activities:
Purchase of and expenditures on crude oil and natural gas properties	(11,234,812)	(10,845,772)	(37,490,978)
Business combination of Wyoming Assets (Note 6)	—	(27,173,108)	—
Purchase of equipment	(111,427)	—	(371,102)
Cash acquired in merger (Note 1)	—	271,270	—
Increase in restrictive investments	(483,469)	(200,000)	(60,640)

Net cash used in investing activities	(11,829,708)	(37,947,610)	(37,922,720)

Cash flows from financing activities:
Issuance of long-term debt (net of costs)	31,109,718	—	—
Issuance of short-term debt	—	22,000,000	—
Repayment of short-term debt	(22,024,020)	—	—
Repayment of long-term debt	—	—	(4,239,877)
Proceeds from issuance of common shares (net of costs)	10,076,420	11,016,558	19,026,634

Net cash provided by financing activities	19,162,118	33,016,558	14,786,757

Change in cash and cash equivalents during the year	6,347,787	(7,393,000)	(20,778,051)
Cash and cash equivalents at beginning of year	3,142,218	10,535,218	31,313,269

Cash and cash equivalents at end of year	$9,490,005	$3,142,218	10,535,218

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,608,293	$228,131	78,941

See accompanying notes to consolidated financial statements.

NiMin Energy Corp.
Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2010, 2009 and 2008
(Expressed in U.S. dollars)

	Common Stock
			Additional
			Paid in	Additional		Total
			Capital -	Paid in	Accumulated	Stockholders’
	Shares	Amount	Warrants	Capital	Deficit	Equity
Balance as of December 31, 2007	33,316,392	53,930,045	490,251	1,454,540	(1,154,362)	54,720,474
Issuance of common stock and warrants	3,985,264	19,527,749	94,691	—	—	19,622,440
Stock issuance costs	—	(595,806)	—	—	—	(595,806)
Stock-based compensation	—	—	—	2,159,710	—	2,159,710
Net loss	—	—	—	—	(37,602,011)	(37,602,011)

Balance as of December 31, 2008	37,301,656	72,861,988	584,942	3,614,250	(38,756,373)	38,304,807
Issued to NiMin Capital Corp. shareholders (Note 1)	1,066,665	196,450	—	—	—	196,450
Issuance of common stock	11,442,751	9,296,549	3,782,024	—	—	13,078,573
Reclassified to liabilities	—	—	(3,857,006)	—	—	(3,857,006)
Stock issuance costs	—	(2,085,777)	—	—	—	(2,085,777)
Stock-based compensation	—	—	—	2,945,197	—	2,945,197
Issued to PLC (Note 7)	2,566,666	2,813,495	—	—	—	2,813,495
Issued for cash	33,239	23,762	—	—	—	23,762
Net loss	—	—	—	—	(19,748,969)	(19,748,969)

Balance at December 31, 2009	52,410,977	83,106,467	509,960	6,559,447	(58,505,342)	31,670,532

Exercise of options	80,000	74,552				74,552
Warrants expired			(584,942)	584,942		—
Reclassified from warrant liability			74,982			74,982
Issuance of common stock	9,200,000	11,018,492				11,018,492
Stock issuance cost		(1,091,606)				(1,091,606)
Stock-based compensation				2,716,621		2,716,621
Net loss					(12,386,445)	(12,386,445)

Balance at December 31, 2010	61,690,977	$93,107,905	$—	$9,861,010	$(70,891,787)	$32,077,128

See accompanying notes to consolidated financial statements.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
1	Description of the business and reorganization

NiMin Energy Corp. (the “Company” or “NiMin”) was incorporated under the name NiMin Capital Corp. under the Business Corporations Act (Alberta) on May 31, 2007. The Company changed its name to NiMin Energy Corp. on September 3, 2009, and consolidated its shares on the basis of one new post-consolidation share (“Common Share”) for each three existing common shares.

The principal business of the Company is conducted through its wholly owned subsidiary, Legacy Energy, Inc. (“Legacy”), a Delaware Corporation engaged in the exploration, development, and production of crude oil and natural gas properties in the states of California, Louisiana and Wyoming.

The Company was formerly organized as a limited liability company (LLC) on October 6, 2005 under the laws of the State of California. Effective August 2, 2007, Legacy Energy, LLC restructured the organization from a California LLC to a Delaware corporation by terms of a merger agreement, and split the units of Legacy Energy, LLC 10 for 1. Each stockholder received 10 shares of common stock in Legacy in exchange for each current unit of Legacy Energy, LLC. As a result of this transaction, there was no change in shareholder voting control or accounting implications.
a)	Reverse Triangular Merger

On July 17, 2009, NiMin Capital Corp. entered into a merger agreement with Legacy whereby NiMin Capital Corp. would acquire Legacy in a reverse triangular transaction effected by way of a merger (the “Merger”). NiMin Capital Corp. incorporated NiMin Merger Corp. (“AcquisitionCo”), a wholly owned U.S. subsidiary under the laws of the State of Delaware, solely for the purpose of effecting the proposed merger under which Legacy would merge with AcquisitionCo and as the surviving corporation would become a wholly-owned subsidiary of NiMin.

On September 4, 2009, the Company acquired 100% of the issued and outstanding securities of Legacy by the issuance of 37,301,656 Common Shares in the Merger. As the surviving corporation, Legacy became a wholly-owned subsidiary of the Company. The Company issued a sufficient number of securities to the holders of securities of Legacy such that control of the Company passed to the former security holders of Legacy. As the former shareholders of Legacy controlled greater than 50% of the Company upon completion of the Merger, the Merger was accounted for as a reverse take-over of the Company.

Prior to the Merger, NiMin Capital Corp. consolidated its common shares, options, and warrants on the basis of one new common share, option, or warrant for three existing common shares, options, or warrants of NiMin Capital Corp. The shareholders of Legacy received one Common Share of the Company in exchange for each one of their Legacy shares of common stock. Holders of outstanding options and warrants of Legacy received replacement options and warrants of the Company.

In connection with the Merger, the Common Shares of NiMin, which previously traded on the TSX Venture Exchange (“TSX-V”) under the stock trading symbol NNI.P, were listed on the Toronto Stock Exchange (“TSX”) under the stock trading symbol “NNN”. The Common Shares were delisted from trading on the TSX-V at the closing on September 3, 2009, to facilitate the listing of the Common Shares on the TSX.

Control of the combined companies passed to the former shareholders of Legacy and therefore Legacy is considered the accounting acquirer. Consequently, the consolidated balance sheets and consolidated statements of operations, and cash flows include Legacy’s results of operations, deficit, and cash flows from inception and the Company’s results of operations and cash flows from September 4, 2009.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
At the date of the Merger, the fair values of the net assets of NiMin were as follows:

Cash and cash equivalents	$271,270
Accounts receivable	6,888
Accounts payable and accrued liabilities	(81,708)

Net assets acquired	$196,450

b)	Principles of Accounting

As Legacy is the acquirer for accounting purposes, the accompanying financial statements of the Company presented prior to September 4, 2009 are those of Legacy. Therefore after the Merger, references to “the Company” or “NiMin” refer to the consolidated entity and prior to September 4, 2009 refer to Legacy.
2	Basis of Presentation

The Company’s reporting standard for the presentation of its consolidated financial statements is United States generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary and the Company’s proportionate interest in Joint Interest Activities. All inter-company balances and transactions have been eliminated on consolidation.

The Company has filed a Form 20-F Registration Statement to register its common shares with the United States Securities and Exchange Commission (the “SEC”). The Company’s registration with the SEC became effective on December 19, 2010.

Management believes this utilizing U.S. GAAP provides financial information on a more comparable basis with the majority of the companies in the Company’s peer group.

3	Significant Accounting Policies
a.	Crude oil and Natural Gas Properties and Equipment

The Company accounts for its crude oil and natural gas producing activities using the full-cost method. Accordingly, all costs incurred in the acquisition, exploration, and development of proved crude oil and natural gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual lease rentals, are capitalized. All general corporate costs are expensed as incurred. Sales or other dispositions of crude oil and natural gas properties are accounted for as adjustments to capitalized costs with no gain or loss recorded unless such sale would alter the rate of depletion and depreciation by 20% or more.

b.	Depletion and Depreciation

Depletion of crude oil and natural gas properties is computed using the unit-of-production method where the ratio of production to proved reserves, after royalties, determines the proportion of

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
depletable costs to be expensed in each period. Costs associated with unevaluated properties are excluded from the full-cost pool until a determination is made whether proved reserves can be attributable to the related properties. Unevaluated properties are evaluated at least annually to determine whether the costs incurred should be classified to the full-cost pool and thereby subject to amortization. Reserves are determined by an independent qualified reserves engineering firm. Volumes are converted to equivalent units using the ratio of one barrel of oil to six thousand cubic feet of natural gas.

Depreciation of equipment is provided for on a straight-line basis over the useful life (5 to 10 years) of the asset.

c.	Impairment of long-lived assets

The Company performs a full-cost ceiling test on proved crude oil and natural gas properties in which the capitalized costs are not allowed to exceed their related estimated future net revenues of proved reserves discounted at 10%, net of tax considerations. When calculating reserves for the years ended December 31, 2010 and 2009 the Company conformed to the new SEC rules under “Modernization of Oil and Gas Reporting” for pricing and used constant prices which was adopted by the SEC in December of 2008.

The Company follows the provisions of ASC 360, Property, Plant, and Equipment (“ASC 360”) (formerly SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets) for its equipment. ASC 360 requires that the Company’s long-lived assets be assessed for potential impairment in their carrying values whenever events or changes in circumstances indicate such impairment may have occurred. Impairment is recognized when the estimated undiscounted future net cash flows of an asset are less than its carrying value. If an impairment occurs, the carrying value of the impaired asset is reduced to fair value.

d.	Revenue Recognition

Petroleum and natural gas sales are recognized as revenue when the commodities are delivered and title has passed to the purchasers and collection is reasonably assured.

e.	Joint Interest Activities

Certain of the Company’s exploration, development and production activities are conducted jointly with other entities and accordingly the consolidated financial statements reflect only the Company’s proportionate interest in such activities.

f.	Asset Retirement Obligations

The Company recognizes a liability for the present value of all legal obligations associated with the retirement of tangible, long-lived assets and capitalizes an equal amount as a cost of the asset. The cost associated with the abandonment obligation is included in the computation of depreciation, depletion, amortization and accretion. The liability accretes until the Company settles the obligation. The Company uses a credit-adjusted risk-free interest rate in its calculation of asset retirement obligations (ARO).

Revisions to the original estimated liability would result in an increase or decrease to the ARO liability and related capitalized costs. Actual costs incurred upon settlement of the asset retirement obligation are charged against the obligation to the extent of the liability recorded.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
Estimates for future abandonment and reclamation costs are based on historical costs to abandon and reclaim similar sites, taking into consideration current costs. The liability is based on the Company’s net interest in the respective sites.

g.	Crude oil inventory

Unsold crude oil production is carried in inventory at the lower of cost, generally applied on a first-in, first-out (FIFO) basis, or net realizable value, and include costs incurred to bring the inventory to its existing condition.

h.	Use of Estimates

In preparing financial statements, management makes informed judgments and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for the depletion and depreciation of property and equipment, the accretion expense associated with the asset retirement obligation and the cost recovery assessments for property and equipment are based on estimates of proved reserves, production and discount rates, oil and natural gas prices, future costs and other relevant assumptions. The amount recorded for the unrealized gain or loss on financial instruments is based on estimates of future commodity prices and volatility. The recognition of amounts in relation to stock-based compensation and the fair value of warrants requires estimates related to valuation of stock options and warrants. Future taxes require estimates as to the realization of future tax assets and the timing of reversal of tax assets and liabilities. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

On an ongoing basis, management reviews estimates, including those related to the impairment of long-lived assets, contingencies and income taxes. Changes in facts and circumstances may result in revised estimates and actual results may differ from these estimates.

i.	Income Taxes

The Company follows the asset and liability method prescribed by ASC 740, Income Taxes (“ASC 740”) (formerly SFAS No. 109, Accounting for Income Taxes). Under this method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in enacted tax rates is recognized in income in the period that includes the enactment date. Pursuant to ASC 740, the Company does not have any unrecognized tax benefits other than those for which a valuation allowance has been provided thereon. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months. The Company’s policy is that it recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any tax-related interest expense recognized during 2010, 2009 or 2008.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
j.	Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents and therefore classifies them with cash.

k.	Accounts receivable

The Company’s accounts receivable primarily consists of amounts owed to the Company by customers for sales of crude oil, natural gas and refined products under varying credit arrangements. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses on these receivables. The Company reviews this allowance for adequacy at least quarterly and bases its assessment on a combination of current information about its customers and historical write-off experience.

l.	Commodity derivative instruments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging (“ASC 815”) (formerly Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities), requires derivative instruments to be recognized as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value of derivative instruments depends on their intended use and resulting hedge designation. For derivative instruments designated as hedges, the changes in fair value are recorded in the balance sheet as a component of accumulated other comprehensive income (loss). Changes in the fair value of derivative instruments not designated as hedges are recorded as a gain or loss on derivative contracts in the consolidated statements of operations. The Company does not designate its derivative financial instruments as hedging instruments and, as a result, recognizes the change in a derivative’s fair value currently in earnings.

m.	Fair value measurements

The Company follows ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) (formerly SFAS No. 157, Fair Value Measurements), which became effective for financial assets and liabilities of the Company on January 1, 2008 and non-financial assets and liabilities of the Company on January 1, 2009. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but applies to assets and liabilities that are required to be recorded at fair value under other accounting standards. The impact to the Company from the adoption of ASC 820 in 2009 was not material.

ASC 820 characterizes inputs used in determining fair value according to a hierarchy that prioritizes those inputs based upon the degree to which they are observable. The three levels of the fair value measurement hierarchy are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Measured based on prices or valuation models that required inputs that are both significant to the fair value measurement and less observable for objective sources (i.e. supported by little or no market activity).

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
As required by ASC 820, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, which may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The Company considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Financial Instrument	Level

Cash and cash equivalents	Level 1
Restricted investments	Level 1
Long-term debt	Level 2
Commodity Derivative	Level 2
Warrants	Level 3
n.	Stock-Based Compensation

The Company follows ASC 718, Compensation — Stock Compensation (“ASC 718”) (formerly SFAS No. 123R, Share-Based Payment), which requires the measurement and recognition of compensation expense for all share-based payment awards, including employee stock options, based on estimated fair values. The value of the portion of the award that is ultimately expected to vest is recognized as an expense on a straight-line basis over the requisite vesting period. ASC 718 requires the Company to estimate the fair value of stock option awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes Merton option-pricing model (“Black-Scholes Model”) as its method of valuation for share-based awards. The Company’s determination of fair value of share-based payment awards on the date of grant using the Black-Scholes Model is affected by the Company’s stock price, as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards, as well as actual and projected exercise and forfeiture activity. The fair value of options granted to consultants, to the extent unvested due to required services not having been fully performed, are determined on subsequent reporting dates.

o.	Expression of Foreign Currencies

These consolidated financial statements are presented and measured in U.S. dollars, as substantially all of the Company’s operations are located in the United States of America. Transactions and balances using Canadian dollars are expressed in U.S. dollars whereby monetary assets and liabilities are expressed at the period end exchange rate, non-monetary assets and liabilities are expressed at historical exchange rates, and revenue and expenses are expressed at the average exchange rate for the period. Foreign exchange gains and losses are included in the consolidated statements of operations.

p.	Business combinations

The Company follows ASC 805, Business Combinations (“ASC 805”) (formerly SFAS No. 141R, Business Combinations), and ASC 810-10-65, Consolidation (“ASC 810-10-65”) (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements). ASC 805 requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “fair value.” The statement applies to all business combinations,

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
including combinations among mutual entities and combinations by contract alone. Under ASC 805, all business combinations will be accounted for by applying the acquisition method. Accordingly, transaction costs related to acquisitions are to be recorded as a reduction of earnings in the period they are incurred and costs related to issuing debt or equity securities that are related to the transaction will continue to be recognized in accordance with other applicable rules under U.S. GAAP. ASC 805 is effective for periods beginning on or after December 15, 2008 and has been applied to the Wyoming Asset (Note 6) acquisition. ASC 810-10-65 requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. The statement applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.

q.	Per Share amounts

Basic per share amounts are computed using the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if stock options or warrants to purchase common shares were exercised for common shares. The treasury stock method of calculating diluted per share amounts is used whereby any proceeds from the exercise of stock options or warrants are assumed to be used to purchase common shares of the Company at the average market price during the year.

r.	Comparative amounts

Certain amounts for prior periods may have been reclassified to conform to the current period presentation.
4	Changes in Accounting Policies
a.	The FASB’s Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles guidance became effective for interim and annual periods ended after September 15, 2009 and it recognized the FASB Accounting Standards Codification as the single source of authoritative nongovernment U.S. generally accepted accounting principles. The codification superseded all existing accounting standards documents issued by the FASB, and established that all other accounting literature not included in the codification is considered nonauthoritative. Although the codification does not change U.S. generally accepted accounting principles, it does reorganize the principles into accounting topics using a consistent structure. The codification also includes relevant SEC guidance following the same topical structure, however, the original SEC guidance remains the authoritative source of such guidance. For periods ended after September 15, 2009, all references to U.S. GAAP will use the new topical guidelines established with the codification. Otherwise, this new standard does not have a material impact on the Company’s consolidated financial statements in future periods.

b.	In December 2008, the SEC adopted release no. 34-59192, Modernization of Oil and Gas Reporting, which revised the Regulation S-K and Regulation S-X oil and gas reporting requirements to align them with current industry practices and technological advances. The release revises a number of definitions relating to oil and gas reserves, permits the disclosure in filings with the SEC of probable and possible reserves and permits the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. In addition, the new disclosure requirements require a company to: (i) disclose its internal control over reserves estimation and report the independence and qualification of its reserves preparer or auditor; (ii) file a report of a third party if the Company represents that the third party prepared reserves estimates or conducted a reserves audit; (iii) report

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
oil and gas reserves using an average price based upon the prior 12-month period rather than period-end prices; and (iv) disclose, in narrative form, the status of proved undeveloped reserves and changes in status of these from period to period. The provisions of this release became effective for disclosures in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

c.	The FASB issued ASC 855, Subsequent Events (“ASC 855”) (formerly SFAS No. 165, Subsequent Events), on May 28, 2009. ASC 855 establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards.

d.	The Company adopted new accounting guidance covering business combinations effective January 1, 2009. The new guidance established principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. It also established how to recognize and measure goodwill acquired in the business combination or a gain from a bargain purchase, if applicable. This guidance impacts the recognition and measurement of assets and liabilities in business combinations that occur beginning in 2009. Assets and liabilities that arose from business combinations that occurred prior to 2009 are not affected by this guidance. The adoption of this guidance did not have a significant effect on the Company’s financial statements for the year ended December 31, 2009. The Company is unable to predict how the application of this guidance will affect its financial statements in future periods.
5	Equipment

	December 31	December 31
	2010	2009

Equipment	$619,892	$517,268
Accumulated depreciation	(271,394)	(168,528)

Net book value	$348,498	$348,740

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
6	Crude Oil and Natural Gas Properties

	December 31	December 31
	2010	2009
| |
Proved properties	$116,799,184	$104,284,860
Less: accumulated depletion of oil and gas properties	(10,557,420)	(7,567,124)
Less: accumulated impairments	(42,185,800)	(42,185,800)

Proved properties, net	$64,055,964	$54,531,936

Unproved properties, not being depleted	$476,986	$1,516,621
As of December 31, 2010, crude oil and natural gas properties includes $476,986 (December 31, 2009 — $1,516,621) relating to unproved properties which have been excluded from the depletion calculation. At December 31, 2010, future development costs related to the development of proved reserves of $87.8 million (December 31, 2009 — $60.1 million) are included in the depletion calculation. For the year ended December 31, 2010, the Company’s depletion rate was $12.13 per barrel of oil equivalent (“boe”) (2009 — $19.12 per boe, and 2008 — $15.86 per boe).

The following is a summary of the Company’s crude oil and natural gas properties not subject to amortization as of December 31, 2010:

		Costs Incurred In
	Total	2010	2009	2008	Prior to 2008
Acquisitions	$20,000	$—	$—	$—	$20,000
Exploration	176,777	50,624	—	74,595	51,558
Development	280,209	177,012	103,197	—	—

Total	$476,986	$227,636	$103,197	$74,595	$71,558

The Company expects that substantially all of its unproved property costs in the U.S. as of December 31, 2010 will be reclassified to proved properties within ten years.

During 2009 and 2008, the Company reduced the carrying values of certain oil and gas properties due to full cost ceiling limitations by $6,313,633 and $35,872,167, respectively. Based on the full cost ceiling limitations, there was no reduction necessary during 2010.

Acquisition of Wyoming Assets

On December 17, 2009, the Company acquired four producing oil fields in the state of Wyoming, USA (the “Wyoming Assets”). The cash purchase price for the Wyoming Assets was $27 million, of which $22 million was funded by a loan syndicated by a private lending company (see notes 7 and 15), and the remainder from working capital.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
The following table details the purchase price for the Wyoming Assets:

Net assets acquired:
Inventory	$78,763
Equipment	50,000
Crude oil and natural gas properties	27,472,671
Asset retirement obligations	(428,326)

Total net assets acquired	$27,173,108

The following table presents the pro forma comparative data that reflects the Company’s revenue and earnings for the stated periods as if the Wyoming Assets acquisition had occurred at January 1 of the respective periods.

	Unaudited
			2009
	2009	2008	Actual

Petroleum and natural gas sales	$10,541,438	$19,206,630	$447,549
Net income (loss)	(17,795,258)	(32,705,488)	140,618
Basic and diluted per share	(0.43)	(0.93)	0.00
Actual amounts are included in the year-ended December 31, 2009 net loss.
7	Short-Term Debt

In December 2009, the Company entered into a credit agreement with a private lending company, (the “PLC”) where the PLC syndicated a loan to the Company in an aggregate amount of US$5,500,000 and CDN$17,534,550 (US$16,713,738). Concurrent with the borrowing, the Company issued 2,566,666 Common Shares to the PLC at a price of CDN $1.15 (US$1.07) per share which were recorded as prepaid interest expense and were being amortized to earnings over the term of the loan. Interest on the outstanding principal amount was calculated daily and compounded monthly and payable on a monthly basis at 12% per annum. On June 30, 2010, the Company paid in full the interest and principal amount of US$22,024,020, outstanding and expensed the remaining prepaid interest.
8	Long-Term Debt

On June 30, 2010 the Company entered into a senior secured loan (the “Senior Loan”) in the amount of $36 million from a U.S. based institutional private lender. The Company borrowed $36,000,000 subject to an original issuer discount of 7.5%, a commitment fee of 1%, a placement fee of 1% and a transaction fee of 3%. Debt issuance costs of $4.9 million were incurred and are being amortized to net income on an effective interest basis.

The Senior Loan has a 12.5% fixed interest rate and a term of five years. Interest is payable quarterly beginning September 30, 2010, and the principal is payable quarterly beginning June 29, 2012 in the following annual amounts:

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

2012	$4,050,000
2013	5,400,000
2014	6,750,000
2015	19,800,000

$36,000,000

At December 31, 2010, the fair value of the Senior Loan is $36 million. Fair value is based on level two inputs under the fair value hierarchy.

The Senior Loan is secured by all of the Company’s assets. The loan may be repaid after June 30, 2013, without a pre-payment penalty or make whole provision. Prior to June 30, 2012, the Company will be required to pay a make whole provision compensating the Lender for all unpaid interest. From July 1, 2012 to June 30, 2013, a 2% prepayment premium will be assessed on any outstanding principal being repaid in excess of the scheduled repayments noted above.

The Company used the net proceeds to repay the existing short-term debt (see note 7) and the remaining proceeds are being utilized for the capital expenditure program at the Company’s properties in Wyoming and California. NiMin is required to meet certain financial based covenants under the terms of this facility and was committed to drill a minimum of seven development wells on the Ferguson Ranch Field and total capital expenditures are limited to an amount no greater than $12 million from the date of the loan until December 31, 2010, and total capital expenditures are limited to an amount no greater than $25 million for the year ended December 31, 2011. For the period ended December 31, 2010, the Company drilled five new development wells in the Ferguson Ranch Field. The Company obtained an amendment from the Lender amending the Agreed Plan of Development to a minimum of five developmental wells to be drilled at Ferguson Ranch Field by December 31, 2010. The Senior Loan has a material adverse change clause relating to financial stability and for which the Lender can ultimately demand immediate repayment in the event of default.
9	Asset Retirement Obligations

The Company’s asset retirement obligations are based on net ownership in wells and facilities and management’s estimate of the timing and expected future costs associated with site reclamation, facilities dismantlement and the plugging and abandonment of wells.

The following table provides a reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of property and equipment:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2010	2009	2008

Balance, beginning of year	$1,220,046	$575,209	$493,683
Liabilites incurred	17,743	—	172,716
Liabilies acquired (Note 6)	—	428,326	—
Change in estimate	—	171,439	(17,976)
Liabilities settled	(9,110)	—	(128,888)
Accretion expense	81,110	45,072	55,674

Balance, end of year	$1,309,789	$1,220,046	$575,209

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
The present value of the asset retirement obligation is determined using an annual credit adjusted discount rate of 7.3% — 12.5% per annum (2009 — 7.3%). The Company estimates the total future amount of cash flows inflated at 2% annually required to settle its asset retirement obligations is approximately $5.2 million which will be incurred between 2012 and 2037.
10	Share Capital
a.	Authorized and Outstanding

Common Shares

NiMin is authorized to issue an unlimited number of Common Shares. As of December 31, 2010, 61,690,977 Common Shares were issued and outstanding and as of December 31, 2009, 52,410,977 Common Shares were issued and outstanding.

Preferred Shares

NiMin is also authorized to issue an unlimited number of Preferred Shares issuable in series. As of December 31, 2010, no Preferred Shares have been issued.
b.	Issued

In May 2010, NiMin completed a public offering of Common Shares for an offering price of CDN $1.25. The Company issued 9,200,000 Common Shares for aggregate gross proceeds of CDN $11,500,000 or USD $11,018,492, net of CDN $989,260 or USD $947,840 of offering costs.

In September 2009, the Company completed a public offering of units of the Company (“Units”), each Unit consisting of one Common Share and one warrant (“Warrant”) to acquire one Common Share for an offering price of CDN $1.25 per Unit (USD $1.13). The Company issued 11,324,900 Units for aggregate gross proceeds of CDN $14,156,125 or USD $13,078,573, net of CDN $2,265,671 or USD $2,085,777 of offering costs. The warrants are exercisable at CDN $1.55 on or before September 4, 2011, subject to certain acceleration provisions. Offering costs include a fee of 4.5% on CDN $3,273,625 of Units sold by a sub-agent, paid by the issuance of 117,851 Units issued on the same terms and conditions as the Units issued pursuant to this offering.
c.	Stock Option Plan

The Company established a stock option plan whereby options to purchase Common Shares may be granted to the Company’s directors, officers, employees and consultants. The exercise prices of stock options are denominated in Canadian dollars. The number of Common Shares issuable under the Company’s stock option plan cannot exceed 15% of the issued and outstanding common shares of the Company. The exercise price of each option equals the market price of the Company’s stock on the date of grant and the option has a maximum life of ten years. The vesting period is determined by the Board of Directors at the time of grant. Options issued by the Company generally vest one-third on the first, second, and third anniversary of the date of grant.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
The following table sets forth a reconciliation of the stock option activity for the years ended December 31, 2010 and 2009:

		Weighted
	Number of	Average Exercise
	shares	Price (CDN$)
| |
Balance at December 31, 2007	3,880,450	2.81

Options granted	725,000	3.03

Balance at December 31, 2008	4,605,450	2.84

Options granted	885,000	2.53
Options forfeited	(10,000)	2.09
Options exchanged for warrants (i)	(1,103,520)	2.02

Balance at September 3, 2009	4,376,930	2.69

Options cancelled as result of reverse take-over	(4,376,930)	2.69
Options exchanged as result of reverse take-over (ii)	4,376,930	1.25
Options granted	3,268,070	1.26
Reverse take-over of Nimin
Capital Corp. options (Note 1)	50,000	0.75

Stock options outstanding at December 31, 2009	7,695,000	1.25

Options exercised	(80,000)	0.94
Options forfeited	(310,000)	1.37
Options issued	50,000	1.25

Stock options outstanding at December 31, 2010	7,355,000	1.25

(i)	Prior to the Merger, certain option holders were issued warrants in exchange for their options. These warrants have the same terms and conditions as the original stock options (see note 10d).

(ii)	Holders of outstanding options and warrants to acquire shares of Legacy received replacement options and warrants to acquire Common Shares. The cancellation of the Legacy options and subsequent replacement with NiMin options resulted in a new modification date and valuation. The resulting incremental fair value of $1,438,359 between the replacement options and the cancelled options immediately before the modification is being recognized over the new service period.

(iii)	In February 2009, the Company modified the exercise price on 700,000 outstanding options from US $4.90 to US $2.75. The resulting incremental fair value of $256,755 for the re-priced options is being recognized over the remaining service period.
At December 31, 2010, stock options to purchase Common Shares were exercisable as follows:

	Number of		Average
	Options		Contractual Life
	Outstanding	Exerciseable	(Years)

	7,355,000	2,421,667	8.75

Intrinsic Value	$2,942,000	$968,667

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
All options granted during the year had an estimated fair value determined using the Black-Scholes Model using the following weighted average assumptions:

		Weighted			Fair
		Average Risk	Weighted		Value
Grant	Expected	Free	Average	Dividend	per
Date	Life	Interest Rate	Volatility	Yield	Option
| | | | |
2009	6 years	3.04%	61.81%	—	$0.69
2010	5 years	1.74%	86.38%	—	$0.70

Total compensation expense is amortized over the vesting period of the options. Compensation expense of $2,716,621 has been recognized in the year ended December 31, 2010 ($2,945,197 for the year ended December 31, 2009) based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation.

As of December 31, 2010, total unrecognized compensation cost related to unvested stock options was $4,165,981. This amount is expected to be recognized as stock-based compensation expense in the statements of operations over the remaining weighted average vesting period of 2 years.

		Weighted-
		Average Grant-
	Number of	Date Fair Value
	Unvested	per Option
	Options	(CDN$)

Balance December 31, 2007	3,250,395	1.64

Vested	(1,180,395)	1.60
Granted	725,000	2.81
Forfeited	—	—

Balance December 31, 2008	2,795,000	1.96

Vested	(62,500)	0.75
Granted	8,530,000	1.28
Forfeited	(10,000)	2.81
Exchanged	(2,566,480)	—
Exchanged for warrants	(1,103,520)	—

Balance December 31, 2009	7,582,500	1.28

Vested	(2,596,667)	1.26
Granted	50,000	1.25
Forfeited	(102,500)	1.34

Balance December 31, 2010	4,933,333	1.25

When stock options are exercised, the Company issues common shares from treasury.
d.	Warrants

Each Warrant is exercisable by the holder thereof to acquire one Common Share at any time before the Expiry Date, after which time the Warrants expire and become null and void. The warrants issued in connection with the September 2009 public offering are subject to the provision that the warrants may expire early in the event the Common Shares have a closing price greater than CDN$2.10 per share for a period of 20 consecutive trading days, whereupon the Corporation

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
will have the right to provide written notice to the holders of Warrants to accelerate the expiry to a date which is 30 days from the date of such notice.

The following table sets forth a reconciliation of the warrant activity for the years ended December 31, 2010 and 2009:

			Weighted
			Average
		Equity	Exercise
	Number of	Component	Price
	Warrants	Amount	(CDN$)

Warrants outstanding at December 31, 2007	992,609	490,251	1.98

Warrants issued	102,270	94,691	2.96

Warrants outstanding at December 31, 2008	1,094,879	584,942	2.35

Warrants issued in exchange for options (Note 10c)	1,103,520	—	2.02
Warrants cancelled as a result of reverse take-over (i)	(2,198,399)	—	2.18
Warrants exchanged as a result of reverse take-over (i)	2,198,399	—	2.18
Reverse take-over of NiMin Capital Corp. warrants (Note 1)	33,333	—	0.75
Warrants issued in connection with	11,442,751	3,782,024	1.55
public offering (ii)
Reclassified to warrant liability (ii)		(3,857,006)
Warrants forfeited	(94)	—	0.75
Exercise of warrants	(33,239)	—	0.75

Warrants outstanding at December 31, 2009	13,641,150	509,960	1.65

Warrants expired	(1,291,809)	(584,942)	2.31
Reclassified from warrant liability		74,982

Warrants outstanding at December 31, 2010	12,349,341	—	1.58

(i)	On September 4, 2009, as part of the Merger, the Company replaced each Legacy warrant with one NiMin warrant. All terms and conditions of the replacement warrants remained the same as the original Legacy warrants, except that they became exercisable for Common Shares.

(ii)	As of September 4, 2009, the exercise prices of the warrants became denominated in Canadian dollars upon completion of the Merger, which is not the functional currency of the Company. As a result, the warrants are classified as a liability on the consolidated balance sheet and recorded at their fair value at the end of each period and the change in fair value is recognized in earnings. The fair value of warrants outstanding is calculated using the Black-Scholes Model using the following weighted average assumptions:

Weighted	Weighted
Average	Average Risk	Weighted
Expected	Free	Average	Dividend
Life	Interest Rate	Volatility	Yield
1.75	1.46%	85.90%	—

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
At December 31, 2010 the fair value of the outstanding warrants was $5,631,515 with a gain of $1,674,053 (year ended December 31, 2009 had a $3,523,543 loss) recognized in earnings.

The Company classified the value of warrants issued prior to September 4, 2009 as additional paid in capital-warrants where the issue date fair value of the original equity classified award is greater than the fair value of the liability of the underlying warrant. The warrants issued prior to September 4, 2009 were denominated in US dollars.

Warrants issued in 2009 but prior to September 4, 2009 had a fair value determined using the Black Scholes Model using the following assumptions:

					Fair Value
					per
	Expected	Risk Free		Dividend	Warrant
Grant Date	Life	Interest Rate	Volatility	Yield	($)

2008	2 years	4.74%	26.09%	—	0.93
2009	2 years	0.93%	64.10%	—	0.33
The following table summarizes NiMin’s warrants exercisable at December 31, 2010:

		Exercise
	Number of	Price per share
Expiration Date	Warrants	(CDN$)

March 10, 2016	581,590	1.72
October 15, 2017	325,000	2.48
September 6, 2011	11,442,751	1.55

	12,349,341

e.	Per Share Amounts

Basic earnings (loss) per share are computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share are calculated using the treasury stock method to determine the dilutive effect of the stock options. The treasury stock method assumes that the proceeds received from the exercise of “in the money” stock options and warrants are used to repurchase commons shares at the average market price during the period. The weighted average number of shares assumed to be outstanding was as follows:

		Year ended
	December 31,
	2010	2009	2008

Net Loss	$(12,386,445)	$(19,748,969)	$(37,602,011)
Basic and diluted shares outstanding	58,577,366	41,696,430	35,078,205
Loss per basic and diluted share	$(0.21)	$(0.47)	$(1.07)

Potential common shares from the exercise of stock options and warrants were excluded from the diluted loss per share calculation because their effect was anti-dilutive as a result of the Company’s net loss for the years 2010 and 2009.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
11	Income Taxes

The components of the net deferred income tax asset (liability) are as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008

Temporary differences related to:
Crude oil and natural gas property
and equipment	$(6,448,248)	$(2,672,398)	$(213,636)
Asset retirement obligations	514,747	479,966	226,287
Stock based compensation	3,162,024	—	1,760,120
Share issue costs and other	445,201	748,837	687
Research and development credts	635,130	887,581	670,265
Non-capital losses	30,103,250	21,605,671	14,259,843
Valuation allowance	(28,412,104)	(21,049,657)	(16,703,566)

Deferred income tax asset	$—	$—	$—

The Company has non-capital losses of $76.6 million that expire between 2026 and 2030.

The provision for income taxes reflects an effective tax rate that differs from the results that would be obtained by applying the expected statutory income tax rate, which is explained as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008

Combined Federal and Provincial/State
corporate tax rate	28.00%	29.00%	39.34%
Loss before income taxes	$(11,999,673)	$(19,516,145)	$(37,590,711)
Expected tax recovery	(3,359,908)	(5,659,682)	(14,788,186)
Add (deduct) income tax effect of:
Adjustments to prior year tax calculations	(2,094,392)	1,181,836
Change in tax jurisdiction	—	1,760,120
Difference in US & Canadian tax rates &
Other	(1,115,923)	(1,597,959)	11,863
Change in fair value of warrants	(657,903)	1,021,828
Change in research and development credits	252,451	(217,316)	(670,265)
Change in valuation allowance	7,362,447	3,743,997	15,457,888

Current income tax expense	$386,772	$232,824	$11,300

12	Commitments

The Company entered into operating lease arrangements for office space for the headquarters in Carpinteria, California and for a field office in Cody, Wyoming in February 2010. The future minimum lease payments by calendar year are as follows.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Year	Total

2011	$119,759
2012	$117,459
2013	$27,630
2014 and thereafter	$10,400
The Company’s Senior Loan has a 12.5% fixed interest rate payable quarterly with a term of five years. The future interest rate payments by calendar year are as follows:

Year	Total

2011	$4,500,000
2012	$4,372,746
2013	$3,739,007
2014	$3,021,473
2015	$1,171,233
13	Financial Instruments
a.	Fair Value

The Company’s financial instruments consist of cash and cash equivalents, trade accounts receivable, restricted investments, warrants, short-term debt, and accounts payable and accrued liabilities. For all periods presented, the fair value of financial instruments approximated their carrying values due to their near term maturity, except for long-term debt where the fair value was determined using quoted borrowing rates and therefore was considered level 2, the fair value of the commodity derivative was obtained from BP and therefore was considered level 2, and warrants where the fair value was calculated using the Black-Scholes Model and therefore was considered level 3.

b.	Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from joint venture partners and from petroleum and natural gas marketers.

The majority of the Company’s receivables are within the oil and gas industry, primarily from its industry partners. The receivables are not collateralized. To date, the Company has experienced minimal bad debts, and has no allowance for doubtful accounts. The majority of the Company’s cash and cash equivalents are held by two financial institutions, one in the U.S. and the other in Canada. As of December 31, 2010 and 2009 the accounts receivable balances are substantially all from the sale of oil and gas. All receivables are current and therefore, no provision was determined to be required.

The carrying amount of trade accounts receivable, cash and cash equivalents and restricted investments represents the maximum credit exposure.

Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a contract. We use master agreements which allow us, in the event of default, to elect early termination of all contracts with the defaulting counterparty. If we choose to elect early

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
termination, all asset and liability positions with the defaulting counterparty would be net settled at the time of election. We also monitor the creditworthiness of our counterparty on an ongoing basis. We are unable to predict sudden changes in a counterparty’s creditworthiness or ability to perform. Even if we do accurately predict sudden changes, our ability to negate the risk may be limited depending upon market conditions. If the creditworthiness of our counterparty, deteriorates and results in its nonperformance, we could incur a significant loss.

Some of our customers may be experiencing, or may experience in the future, severe financial problems that have had or may have a significant impact on their creditworthiness. We cannot provide assurance that one or more of our customers will not default on their obligations to us or that such a default or defaults will not have a material adverse effect on our business, financial position, future results of operations, or future cash flows. Furthermore, the bankruptcy of one or more of our customers, or some other similar proceeding or liquidity constraint, might make it unlikely that we would be able to collect all or a significant portion of amounts owed by the distressed entity or entities. In addition, such events might force such customers to reduce or curtail their future use of our products and services, which could have a material adverse effect on our results of operations and financial condition.

The adoption of derivatives legislation or regulations related to derivative contracts could have an adverse impact on our ability to hedge risks associated with our business. Recent legislation on certain transactions involving derivatives may affect the use of derivatives in hedging transactions.

c.	Liquidity Risk

Liquidity risk includes the risk that, as a result of operational liquidity requirements there will not be sufficient funds to settle a transaction on the due date; the Company will be forced to sell financial assets at a value which is less than fair value; or the Company may be unable to settle or recover any part of a financial asset.

The Company’s operating cash requirements including amounts projected to complete our existing capital expenditure program are continuously monitored and adjusted as input variables change. These variables include but are not limited to, available bank lines, oil and natural gas production from existing wells, results from new wells drilled, commodity prices, cost overruns on capital projects and changes to government regulations relating to prices, taxes, royalties, land tenure, allowable production and availability of markets. As these variables change, liquidity risks may necessitate the need for the Company to conduct equity issues or obtain project debt financing. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

The following are the contractual maturities of financial liabilities and associated interest payments as of December 31, 2010:

Financial Liability	< 1 Year	1-2 Years	2-5 Years	Thereafter

Accounts payable	$4,580,128	—	—	—
Accured liabilites	1,069,564
Commodity derivative liability	929,527	310,757
Long-term debt — principal	—	9,450,000	26,550,000	—
Interest payable on long-term debt	4,500,000	4,384,726	7,931,712
Warrants (i)	4,543,073		—	1,088,442

Total	$15,622,292	14,145,483	34,481,712	1,088,442

(i)	Based upon the expiration date of the underlying warrants

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
d.	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

e.	Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company had no forward exchange rate contracts in place at or during the year ended December 31, 2010. During the year ended December 31, 2010, the Company was exposed to foreign currency exchange risk in its cash balances denominated in Canadian dollars.

f.	Commodity Price Risk Management

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by world economic events that dictate the levels of supply and demand.

On April 1, 2009, the Company entered into a swap contract for the future sale of 3,000 barrels of NYMEX West Texas Intermediate (“NYMEX WTI”) crude oil per month at a fixed price of $56.85 per barrel to December 31, 2009. During the year ended December 31, 2009, the Company had realized losses of $300,778 on the settlement of the derivative financial contract. This hedge contract was terminated on December 17, 2009.

In January of 2010, the Company entered into a derivative financial contract for 7,500 Bbls of NYMEX WTI crude oil production per month at a fixed rate of $85.10 per barrel until December 2012.

In December 2010, the Company entered into a derivative financial contract for 125 Bbls of oil per day for 2011 and 250 Bbls of oil per day for 2012 at a fixed rate of $90.40 per barrel.

During the year ended December 31, 2010, the Company had realized gains of $501,255 on the settlement of the derivative financial contract.

The financial contract is classified as held for trading and is recorded at fair value on the consolidated balance sheet. At December 31, 2010, the fair value is calculated based on the future prices of crude oil at December 31, 2010, for the remaining 12 months of the contract at present value. Fair value is based on level 2 inputs under the fair value hierarchy. As of December 31, 2010, if oil prices had been higher by $1.00 per Bbl with all other variables held constant, the net change in the fair value of the commodity derivative liability would have been higher by approximately $0.2 million.

g.	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. At December 31, 2010, the Company was not exposed to changes in interest rates with respect to its long-term debt.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
14	Supplemental Cash Flow Information

At December 31, 2010, the Company holds $803,469 of restricted investments, held in bonds for the right to operate in the states of California and Wyoming. This amount increased from $320,000 at December 31, 2009, due to additional bonding required to operate in the state of Wyoming.

15	Related Party Transactions

In 2009, the Company entered into a credit agreement with the PLC in which a director of the Company is the President of the PLC (see note 7). The transaction was recorded at the amount negotiated and agreed to by the two parties. On June 30, 2010, the Company paid in full the interest and principal outstanding on the short-term debt. For the periods ended December 31, 2010 and 2009, the Company recorded interest expense on this credit agreement of $4,074,709 and $221,008, respectively.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
16	Subsequent Events

As of March 25, 2011, 4,746,100 Common Shares have been issued pursuant to the exercise of Warrants issued in connection with the September 2009 public offering at the exercise price of CDN $1.55 per Common Share.

17	Supplemental oil and natural gas reserves and standard measure information (unaudited)

The following reserves and future net revenue calculations in these financial statements have been determined in accordance with the SEC guidelines and the United States Financial Accounting Standards Board (the “U.S. Rules”) and not in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). The reserves data and other oil and gas information for the Company prepared in accordance with NI 51-101 can be found for viewing by electronic means in the Company’s Annual Information Form under the Company’s profile on SEDAR at www.sedar.com.

The material differences between reserve quantities disclosed under NI 51-101 and those disclosed under the U.S. Rules is that NI 51-101 requires the determination of reserve quantities to be based in forecast pricing assumptions whereas the U.S. Rules require the determination of reserve quantities to be based on constant price assumptions calculated using a 12 month average price for the year (sum of the benchmark price on the first calendar day of each month in the year divided by 12).

In December 2009, the Company adopted revised oil and gas reserve estimation and disclosure requirements. The primary impact of the new disclosures is to conform the definition of proved reserves with “Modernization of Oil and Gas Reporting”, which was adopted by the SEC in December of 2008. The new rules revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economical to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. All of the Company’s proved crude oil and natural gas reserves are located in the United States of America. The following table sets forth the Company’s net proved reserves, including changes therein, and proved developed reserves:

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
Proved Oil and Gas Reserves Quantities

	Crude Oil	Natual Gas
	(Bbls)	(MMcf)
Total proved reserves
December 31, 2007	1,801,541	6,138
Revisions of previous estimates	(186,519)	(3,716)
Extensions, discoveries and other additions (i)	1,101,214	453
Production	(111,690)	(329)

December 31, 2008	2,604,546	2,547
Extensions, discoveries and other additions	41,113	60
Revisions of previous estimates	(554,260)	(1,385)
Purchases of minerals in place (ii)	7,077,890	—
Production	(117,895)	(318)

December 31, 2009	9,051,394	903
Extensions, discoveries and other additions (iii)	4,792,874	7
Revisions of previous estimates	—	(187)
Production	(212,868)	(208)

December 31, 2010	13,631,400	515

Proved developed reserves
Proved developed producing	2,720,816	183
Proved developed non-producing	905,804	253

Total	3,626,620	436

Proved developed reserves
As of December 31, 2008	838,801	1,808
As of December 31, 2009	1,846,759	824
As of December 31, 2010	3,626,620	436

(i)	The increase in proved reserves for the year ended December 31, 2008 is due to the completion of eight wells in Louisiana and California.

(ii)	The increase in proved reserves for the year ended December 31, 2009 is due to the purchase of the Wyoming Assets. Of the total proved reserves 5,742,840 Bbls are related to proved undeveloped reserves and 1,335,050 Bbls are related to proved producing reserves.

(iii)	The increase in proved reserves for the year ended December 31, 2010, is due to conversion of probable reserves to proved reserves in Wyoming as a result of a successful 2010 development program and in California due to positive results from the Combined Miscible Drive Project at Pleito Creek.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
The Company has summarized the standardized measure of discounted future net cash flows related to its proved oil and natural gas reserves. The Company has based the following summary on a valuation of proved reserves using discounted cash flows based on a twelve month average of the first-day-of-the-month price’s, costs and economic conditions and a 10% discount rate for the years ended December 31, 2010 and 2009, and year-end prices, costs and economic conditions and a 10% discount rate for the year ended December 31, 2008. The additions to proved reserves from purchase of reserves in place and new discoveries and extensions could vary significantly from year to year; additionally, the impact of changes to reflect current prices and costs of proved reserves in prior years could also be significant. Accordingly, investors should not view the information presented below as an estimate of the fair value of the Company’s oil and natural gas properties, nor should investors consider the information indicative of any trends. The prices of crude oil and natural gas used to estimate reserves in the table shown below were $69.43 per Bbl of oil and $4.27 per Mcf of natural gas for the year ended December 31, 2010, $51.38 per Bbl of oil and $4.07 per Mcf of natural gas for the year ended December 31, 2009, and $34.00 per Bbl of oil and $5.62 per Mcf of natural gas for the year ended December 31, 2008. The bench mark oil and natural gas prices to which differentials were applied to arrive at the above average adjusted prices were based on WTI $79.43 per Bbl of oil and Henry Hub $4.38 per Mcf of natural gas for the year ended December 31, 2010, WTI $61.03 per Bbl of oil and Henry Hub $4.20 per Mcf of natural gas for the year ended December 31, 2009, and WTI $44.60 per Bbl of oil and Henry Hub $5.62 per Mcf of natural gas for the year ended December 31, 2008.

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008

Total
($000s)
As of and for the year ended December 31, 2010
Future cash inflows	947,258
Future production costs	(323,715)
Future development costs	(87,835)
Future income tax expense	(122,854)

Future net cash flows	412,854
10% annual discount for estimated timing of cash flows related to proved reserves	(241,826)

171,028

As of and for the year ended December 31, 2009
Future cash inflows	468,758
Future production costs	(166,332)
Future development costs	(60,096)
Future income tax expense	—

Future net cash flows	242,330
10% annual discount for estimated timing of cash flows	(143,388)

Standardized measure of discounted future net cash flows related to proved reserves	98,942

As of and for the year ended December 31, 2008
Future cash inflows	$102,897
Future production costs	(27,404)
Future development costs	(26,454)
Future income tax expense	—

Future net cash flows	$49,039
10% annual discount for estimated timing of cash flows	(29,602)

Standardized measure of discounted future net cash flows related to proved reserves	$19,437

The following are the principal sources of changes in the standardized measure of discounted future net cash flows applicable to proved oil and natural gas reserves:

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
Changes in Standardized Measure of Discounted Future Net Cash Flows

Total
($000s)

Balance at December 31, 2007	79,392

Net change in sales and transfer prices and in production (lifting) costs related to future production	(41,011)
Changes in future estimated development costs	(15,883)
Sales and transfers of oil and natural gas during the period	(4,205)

Net change due to extensions and discoveries	—
Net change due to purchases of minerals in place	4,069
Net change due to revisions in quantity estimates	1,460
Previously estimated development costs incurred during the period	(14,911)
Accretion of discount	8,174
Other	—
Net change in income taxes	2,352

Balance at December 31, 2008	19,437

Net change in sales and transfer prices and in production (lifting) costs related to future production	14,527
Changes in future estimated development costs	(28,058)
Sales and transfers of oil and natural gas during the period	(3,782)

Net change due to extensions, discoveries and improved recovery	(38,004)
Net change due to purchases of minerals in place	131,000
Net change due to revisions in quantity estimates	—
Previously estimated development costs incurred during the period	1,836
Accretion of discount	1,986
Other	—
Net change in income taxes	—

Balance at December 31, 2009	98,942

Net change in sales and transfer prices and in production (lifting) costs related to future production	16,325
Changes in future estimated development costs	(33,329)
Sales and transfers of oil and natural gas during the period	(13,942)

Net change due to extensions, discoveries and improved recovery	132,614
Net change due to purchases of minerals in place
Net change due to revisions in quantity estimates	(226)
Previously estimated development costs incurred during the period	10,613
Accretion of discount	12,383
Other	—
Net change in income taxes	(52,352)

Balance at December 31, 2010	171,028

NiMin Energy Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
Costs incurred in crude oil and natural gas property acquisition,exploration and development are summarized as follows:
Capitalized Costs Relating to Oil and Gas Producing Activities

United States
As at December 31, 2010
Crude oil and natural gas properties
Proved	$116,799,184
Unproved	476,986

Total crude oil and natural gas properties	$117,276,170
Less accumulated depreciation and depletion	(10,557,420)
Less accumulated impairment	(42,185,800)

Net crude oil and natural gas properties capitalized costs	$64,532,950

As at December 31, 2009
Crude oil and natural gas properties
Proved	$104,284,860
Unproved	1,516,621

Total crude oil and natural gas properties	$105,801,481
Less accumulated depreciation and depletion	(7,567,124)
Less accumulated impairment	(42,185,800)

Net crude oil and natural gas properties capitalized costs	$56,048,557

As at December 31, 2008
Crude oil and natural gas properties
Proved	$60,084,841
Unproved	4,972,313

Total crude oil and natural gas properties	$65,057,154
Less accumulated depreciation and depletion	(4,308,574)
Less accumulated impairment	(35,872,167)

Net crude oil and natural gas properties capitalized costs	$24,876,413